EXHIBIT 99.1

2007

Annual Information Form

BCE Inc.

For the year ended December 31, 2007

March 5, 2008

TABLE OF CONTENTS

	Annual Information Form	Management’s Discussion & Analysis and Financial Statements Incorporated by Reference (reference to pages of 2007 Annual Report)
CAUTION REGARDING FORWARD-LOOKING STATEMENTS	5	10-13; 40-58
TRADEMARKS	6
CORPORATE STRUCTURE	6
Incorporation and Registered Offices	6
Subsidiaries	7
GENERAL DEVELOPMENT OF OUR BUSINESS	7
Three-Year History	7
Key Transactions	9	9-12
DESCRIPTION OF OUR BUSINESS	11
General Summary	11	4-9
Our Employees	12
Corporate Responsibility	13
Competitive Environment	15	40-43
Regulatory Environment	15	43-50
OUR CAPITAL STRUCTURE	16
BCE Inc. Securities	16	43-50; 96-99
Bell Canada Debt Securities	19
Ratings for BCE Inc. and Bell Canada Public Debt Securities	19
Ratings for BCE Inc. Preferred Shares	20
Outlook	20	36-37
General Explanation	20
Explanation of Ratings Received for Our Securities	22
Market of Our Securities	24
Trading of Our Securities	24
OUR DIVIDEND POLICY	25	40-43; 50-58
OUR DIRECTORS AND EXECUTIVE OFFICERS	26
Directors	26
Executive Officers	36

	Annual Information Form	Management’s Discussion & Analysis and Financial Statements Incorporated by Reference (reference to pages of 2007 Annual Report)
Directors’ and Executive Officers’ Share Ownership	37
Indebtedness of Directors and Executive Officers	37
LEGAL PROCEEDINGS	37
Lawsuits Related to BCE Inc.	37
Lawsuits Related to Bell Canada	38
Lawsuits Related to Teleglobe	40
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	43
Directors	43
Director Compensation Table	44
Executive Officers	44
Executive Compensation Table	46
Change of Control Agreements	47
Idemnification and Insurance of Directors and Executive Officers	48
INTERESTS OF EXPERTS	49
Names of Experts	49
Interests of Experts	49
MATERIAL CONTRACTS	50
TRANSFER AGENT AND REGISTRAR	50
FOR MORE INFORMATION	50
Documents You Can Request	50
Other Information About BCE Inc.	51
SCHEDULE 1 - Statement of Corporate Governance Practices	52
SCHEDULE 1A – Board Mandate	64
SCHEDULE 1B – Audit Committee Charter	69
SCHEDULE 1C - Chief Executive Officer Position Description	76
SCHEDULE 2 – Statement of Executive Compensation	78
SCHEDULE 3 – Glossary	99

In this annual information form, we, us, our, company and BCE mean BCE Inc., its subsidiaries, joint ventures and associated companies. Bell Canada is, unless otherwise indicated, referred to in this document as Bell, and is comprised of our Bell Wireline and Bell Wireless segments. References to Bell Aliant include matters relating to, and actions taken by, both Aliant Inc. and its affiliated entities prior to July 7, 2006, and Bell Aliant Regional Communications Income Fund and its affiliated entities, on and after such date.

All dollar figures are in Canadian dollars, unless stated otherwise. The information in this annual information form is as of March 5, 2008, unless stated otherwise, and except for information in documents incorporated by reference that have a different date.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This annual information form contains forward-looking statements concerning, among other things, BCE’s objectives, plans, strategies, financial condition, results of operations and business outlooks. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements may include words such as aim, anticipate, assumption, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, should, strategy, strive, target and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Unless otherwise indicated by us, forward-looking statements in this annual information form describe our expectations at March 5, 2008. Except as may be required by Canadian securities laws, we do not undertake to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Forward-looking statements, by their very nature, are subject to numerous risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results could differ materially from our expectations expressed in or implied by such forward-looking statements and that our objectives, strategic priorities and business outlooks may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize. Forward-looking statements are provided in this document for the purpose of allowing investors and others to get a better understanding of our operating environment. However, readers are cautioned that it may not be appropriate to use such forward-looking statements for any other purpose.

Forward-looking statements made in this annual information form are based on a number of assumptions that we believed were reasonable on the day we made the forward-looking statements. Refer, in particular, to the sections of BCE Inc.’s 2007 management’s discussion and analysis entitled Strategic Priorities and Business Outlook and Assumptions at pages 10 to 13 of the Bell Canada Enterprises 2007 annual report (BCE 2007 MD&A), for a discussion of certain assumptions we have made in making forward-looking statements, which sections are incorporated by reference herein.

Factors that could cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements include: general economic conditions; failure to achieve our business objectives; the intensity of competitive activity and the increase in wireless competitive activity that could result from Industry Canada’s decision to license additional wireless spectrum; our ability to respond to technological changes and rapidly offer new products and services; events affecting the functionality of, and our ability to protect, maintain and replace, our networks, information technology (IT) systems and softwares; labour disruptions; the potential adverse effects on our Internet business of the significant increase in broadband demand; competitive risks related to potential changes in foreign ownership restrictions; events affecting the operations of our service providers operating outside Canada; our ability to raise the capital we need to implement our business plan; the consummation of the Privatization (as defined under General Development of Our Business – Three-Year History) is still subject to a number of terms and conditions including the receipt of regulatory approval, resolution of any appeal filed by the debenture holders which affects the approval of the Arrangement (as defined under General Development of Our Business – Three-Year History), and contractual termination rights; our ability to discontinue certain traditional services as necessary to improve capital and operating efficiencies; regulatory initiatives or proceedings, litigation and changes in laws or regulations; increased regulations banning the use of wireless devices while driving; launch and in-orbit risks of satellites used by Bell ExpressVu Limited Partnership (Bell ExpressVu); increased pension fund contributions; and health concerns about radio frequency emissions from wireless devices.

These and other risk factors that could cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements are discussed throughout this annual information form and the BCE 2007 MD&A and, in particular, under the sections entitled Our Competitive Environment, Our Regulatory Environment and Risks That Could Affect Our Business and Results, beginning on pages 40, 43 and 50, respectively, of the BCE 2007 MD&A, which sections are incorporated by reference herein.

Except as otherwise indicated by us, forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on our business. More specifically, such statements do not, unless otherwise specified by us, reflect the impact of dispositions, sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business.

We caution readers that the risks described above are not the only ones that could impact us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial condition or results of operations.

TRADEMARKS

The table below is a list of our trademarks that are referred to and used as such in this annual information form and their owners.

Owner	Trademark
Bell Aliant Regional Communications, Limited Partnership	Aliant
(Bell Aliant LP)	xwave
BCE Inc.	BCE
Bell Canada	Bell
Bell World
Sympatico
Telesat Canada (Telesat)	Nimiq

Any other trademarks, or corporate, trade or domain names used in this annual information form are the property of their owners. We believe that our trademarks are very important to our success. Our exclusive trademark rights are perpetual provided that their registrations are timely renewed and that the trademarks are used in commerce by us or our licensees. We take appropriate measures to protect, renew and defend our trademarks. We also spend considerable time and resources overseeing, registering, renewing, licensing and protecting our trademarks and prosecuting those who infringe on them. We take great care not to infringe on the intellectual property and trademarks of others.

CORPORATE STRUCTURE

INCORPORATION AND REGISTERED OFFICES

BCE Inc. was incorporated in 1970 and was continued under the Canada Business Corporations Act in 1979. It is governed by a certificate and articles of amalgamation dated August 1, 2004, by a certificate and articles of arrangement dated July 10, 2006 and by a certificate and articles of amendment dated January 25, 2007. BCE Inc.’s head and registered offices are at 1000 de La Gauchetière Street West, Suite 3700, Montréal, Québec H3B 4Y7. BCE Inc.’s auditors are Deloitte & Touche LLP.

SUBSIDIARIES

The table below shows BCE Inc.’s main subsidiaries, where they are incorporated or registered, and the percentage of voting and non-voting securities or partnership interest that BCE Inc. beneficially owns or directly or indirectly exercises control or direction over. BCE Inc. has other subsidiaries, but they have not been included in the table because each represents 10% or less of our total consolidated assets and 10% or less of our total consolidated operating revenues. These other subsidiaries together represented 20% or less of our total consolidated assets and 20% or less of our total consolidated operating revenues at December 31, 2007.

		Percentage of Voting Securities or Partnership Interest that BCE Inc. Held at December 31, 2007(1)

Subsidiary	Where Is It Incorporated or Registered
Bell Canada	Canada	100%
Bell Mobility Inc. (Bell Mobility)	Canada	100%
Bell ExpressVu(2)(3)	Canada	100%

(1)	BCE Inc. does not own any outstanding non-voting securities issued by these subsidiaries.
(2)	This partnership represents less than 10% of our total consolidated assets and less than 10% of our total consolidated operating revenues. We have included it to provide a better understanding of our overall corporate structure.

(3)	This partnership is indirectly wholly-owned by BCE Inc. 52% is indirectly held by Bell Canada.

As at December 31, 2007, BCE Inc. also owned approximately 44% of the voting securities of Bell Aliant on a fully-diluted basis. For so long as BCE Inc. owns a 30% or greater interest in Bell Aliant and provided that certain major commercial agreements are in place, BCE Inc. has the right to appoint a majority of the directors and to nominate a majority of the trustees of Bell Aliant. For so long as BCE Inc. owns a 20% or greater interest in Bell Aliant, BCE Inc. also has the ability to veto certain actions of Bell Aliant (business plans, significant corporate transactions, material changes in business, leverage in excess of 2.5 times debt to earnings before interest, taxes, depreciation and amortization (EBITDA), appointment and change of Chief Executive Officer and entering into material commercial agreements with our competitors). For more details, see General Development of Our Business – Key Transactions.

GENERAL DEVELOPMENT OF OUR BUSINESS

THREE-YEAR HISTORY

Our overall strategy for the past three years has been to deliver unrivalled integrated communication services to customers efficiently and cost-effectively. In order to achieve this, we have focused our efforts on returning Bell Canada to its core communications business with a view of enhancing shareholder value.

Beginning in 2005, we announced a series of transactions to achieve the strategic objective of focusing BCE Inc. solely on Bell Canada and enhancing shareholder value.

These actions included:

  launching Virgin Mobile Canada

  forming the Inukshuk joint venture

  divesting BCE’s interest in CGI Group Inc. (CGI)

  restructuring the ownership of Bell Globemedia Inc. (now CTVglobemedia Inc.)

  creating the Bell Aliant Regional Communications Income Fund (Bell Aliant Income Fund)

  divesting BCE Inc.’s interest in Telesat.

More information with respect to these transactions can be found under General Development of Our Business – Key Transactions.

On October 11, 2006, we also announced that we would eliminate BCE Inc.’s holding company operations and convert into an income trust in order to ensure competitive parity in the Canadian capital markets within the telecom sector and to enhance value for BCE Inc.’s shareholders. The decision also reflected BCE Inc.’s board of directors’ confidence that the operating changes underway in BCE would result in improvements in profitability and cash flow. As a result of the Government’s subsequent announcement which effectively removed the advantages of converting into an income trust, BCE Inc. announced on December 12, 2006 that it would not proceed with a conversion, but that it would continue with its previously announced plans to simplify its corporate structure. As part of this simplification process, we announced on that same date that we would submit a proposal to BCE Inc.’s shareholders at the annual general meeting to change BCE Inc.’s name to Bell Canada Inc. Such proposal was approved on June 6, 2007 but was suspended pending completion of the Privatization (defined below). On that same date, we also announced that holders of Bell Canada preferred shares would be asked to exchange their shares for BCE Inc. preferred shares through a plan of arrangement. The arrangement provided for the payment of a special one-time dividend of $0.20 per Bell Canada preferred share outstanding immediately prior to the exchange. The plan of arrangement was approved by the Bell Canada common and preferred shareholders on January 23, 2007 and became effective on January 31, 2007. On February 1, 2007, BCE Inc. entered into agreements to guarantee all of Bell Canada’s public debt securities and, as a result, Bell Canada no longer prepares and files public disclosure documents separate from those of BCE Inc.

In April 2007, BCE Inc. announced that it was reviewing its strategic alternatives with a view to further enhancing shareholder value. On April 20, 2007, BCE Inc. announced the establishment of a committee of independent directors (Strategic Oversight Committee) to oversee and direct the review of all strategic alternatives available to BCE Inc. This strategic review process culminated in the announcement on June 30, 2007 that BCE Inc. had entered into a definitive agreement relating to its privatization through the proposed acquisition by a corporation (the Purchaser) owned by an investor group led by Teachers’ Private Capital, the private investment arm of the Ontario Teachers’ Pension Plan, Providence Equity Partners Inc. and Madison Dearborn Partners, LLC of all of BCE Inc.’s outstanding common and preferred shares (the Privatization). The all-cash transaction is valued at $51.7 billion, including $16.9 billion of debt, preferred equity and non-controlling interest. The transaction is to be completed through a plan of arrangement (the Arrangement). Under the terms of the Privatization, the Purchaser would acquire all of the common shares of BCE Inc. for an offer price of $42.75 per common share and all preferred shares (at various prices provided for in the definitive agreement). The closing of the Privatization remains subject to a number of terms and conditions including Canadian Radio-television and Telecommunications Commission approval for the transfer of our broadcasting licences and Industry Canada approval with respect to the transfer of spectrum licences. On March 7, 2008, the Québec Superior Court approved the Arrangement and dismissed all claims made by or on behalf of certain holders of Bell Canada debentures in connection with the Arrangement. Any appeal of the Court’s decisions must be filed by the debenture holders with the Québec Court of Appeal by March 17, 2008.

Under the terms of the definitive agreement, BCE Inc. has agreed that prior to the consummation of the Privatization, it will conduct its business, and cause its subsidiaries to conduct their business, in the ordinary course consistent with past practice. In connection with this general covenant, BCE Inc. has also agreed to certain specific covenants, which, among other things, restrict certain of its activities, including the entering into of certain transactions such as mergers, asset dispositions and acquisitions, capital contributions and the incurrence of debt (subject to certain thresholds and exceptions). Subject to any appeal by the debenture holders and the timing and terms of such an appeal, BCE Inc. anticipates that the Privatization will be consummated in the first part of the second quarter of 2008.

Since the announcement, significant progress has been made towards completing the Privatization and a number of key developments have taken place. By August 2, 2007, applications were made for necessary regulatory approvals, including applications with Industry Canada, the Canadian Radio-television and Telecommunications Commission, the Canadian Competition Bureau, the United States Federal Trade Commission and the United States Federal Communications Commission. We have since received antitrust clearance from the United States Federal Trade Commission on August 14, 2007 and from the Canadian Competition Bureau on September 21, 2007. The United States Federal Communications Commission also granted approval of the Privatization on December 20, 2007. Furthermore, on February 25 and 26, 2008, the Canadian Radio-television and Telecommunications Commission held a public hearing to review the change in control of BCE’s broadcasting licenses as a result of the Privatization. The public hearing is scheduled to resume on March 11, 2008 and a decision is expected by March 31, 2008.

On September 21, 2007, BCE Inc.’s shareholders approved the Arrangement by more than 97% of the votes cast by holders of common and preferred shares, voting as a single class, exceeding the required 66 2/3% approval. Of the total outstanding common and preferred shares, 62.5% were voted at the meeting either in person or by proxy.

An order approving the Arrangement sought by BCE Inc. was granted by the Québec Superior Court on March 7, 2008. The Court dismissed all claims made by or on behalf of certain holders of Bell Canada debentures in connection with the Arrangement. Any appeal of the Court’s decisions must be filed by the debenture holders with the Québec Court of Appeal by March 17, 2008. See Legal Proceedings – Lawsuits Related to BCE Inc. for more information concerning these legal proceedings.

KEY TRANSACTIONS

The transactions that have influenced the general development of our business over the past three years are summarized in the following table:

Transaction	Key Characteristics
Sale of Telesat (2007) $3.25 billion	Bell ExpressVu has maintained commercial agreements with Telesat that provide Bell ExpressVu continued access to current and expanded satellite capacity.
BCE Inc. and Aliant Inc. formed Bell Aliant Regional Communications Income Fund (2006)

  Bell Aliant combines Bell Canada’s former regional wireline operations in rural Ontario and Québec with Aliant Inc.’s former wireline, IT and related operations in Atlantic Canada, and also includes Bell Canada’s former 63.4% interest in NorthernTel, Limited Partnership (NorthernTel) and Télébec, Limited Partnership (Télébec) held indirectly through Bell Nordiq Group Inc.

  As part of the creation of Bell Aliant Income Fund, Aliant Inc.’s former wireless business was added to Bell Canada’s wireless business.

  For so long as BCE Inc. owns a 30% or greater interest in Bell Aliant and provided that certain major commercial agreements are in place, BCE Inc. has the right to appoint a majority of the directors and to nominate a majority of the trustees of Bell Aliant.

  For so long as BCE Inc. owns a 20% or greater interest in Bell Aliant, BCE Inc. also has the ability to veto certain actions of Bell Aliant (business plans, significant corporate transactions, material changes in business, leverage in excess of 2.5 times debt to EBITDA, appointment and change of Chief Executive Officer and entering into material commercial agreements with our competitors).

Transaction	Key Characteristics
Sale of BCE Inc.’s majority interest in CTVglobemedia Inc. (previously known as Bell Globemedia Inc.) (2006) $1.3 billion

  We retained certain rights and have entered into a commercial agreement with CTVglobemedia Inc. to have access to existing and future content.

  Subsequent to the conclusion of this transaction, CTVglobemedia Inc. completed its takeover bid of CHUM Limited, resulting in a further reduction of BCE Inc.’s ownership in CTVglobemedia Inc. from 20% to approximately 15%.

Investment in Clearwire Corporation (2005, 2006)

  In March 2005, Bell Canada completed an investment of US$100 million in Clearwire Corporation and the President and Chief Executive Officer of BCE Inc. joined Clearwire Corporation’s board of directors.

  In September 2006, Bell Canada exercised its pre-emptive right to subscribe for US$83.8 million of additional common equity of Clearwire Corporation, bringing its total invested capital in Clearwire Corporation to US$183.8 million.

Sale of BCE Inc.’s interest in CGI Group Inc. (2006) $859.23 million

  CGI repurchased 100 million of its Class A shares held by BCE Inc.

  CGI remains Bell Canada’s preferred information systems/information technologies provider until June 2016.

  CGI’s outsourcing of its Canadian communications network management requirements to Bell Canada was similarly extended until 2016.

  The commercial alliance between CGI and BCE was also extended to 2016.

  In July 2006, the Bell Canada pension fund acquired 25 million Class A shares of CGI still held by BCE Inc. and in October 2006, BCE Inc.’s last remaining 6.4 million Class A shares.

Alliance with Rogers Communications Inc. to form Inukshuk joint venture (2005)

  Bell Canada and Rogers Communications Inc. formed an alliance to jointly build and manage a nationwide wireless broadband network through Inukshuk Wireless Inc., which holds approximately 98 MHz of wireless broadband spectrum in the 2.5G Hz frequency range across much of Canada.

  Inukshuk Wireless Inc. is owned and controlled equally by Bell Canada and Rogers Communications Inc. who jointly and equally fund the initial network deployment costs estimated at $200 million over a three-year period.

Launch of Virgin Mobile Canada (2005)	Bell Canada and The Virgin Group launched mobile voice and data services in Canada through a jointly-owned entity, Virgin Mobile Canada. Bell Canada holds a 50% interest in Virgin Mobile Canada.

Additional information about the general development of our business can also be found under the headings 2007 Operating Highlights and Strategic Priorities beginning on pages 9 and 10, respectively, of the BCE 2007 MD&A, which pages are incorporated by reference herein.

DESCRIPTION OF OUR BUSINESS

GENERAL SUMMARY

BCE Inc. is Canada’s largest communications company. Bell, which encompasses our core business operation, is the nation’s leading provider of wireline and wireless communications services, Internet access, data services and video services to residential, business and wholesale customers. At December 31, 2007, we reported our results of operations in four segments: Bell Wireline, Bell Wireless, Bell Aliant, and Telesat. Our reporting structure reflects how we managed our business in financial year 2007 and how we classified our operations for planning and measuring performance.

In 2007, we had consolidated operating revenues of $17.9 billion and we had total assets of $37.8 billion.

The table below shows the operating revenues that each segment contributed to total operating revenues for the years ended December 31, 2007 and 2006.

	2007	2006	% Change
Operating Revenues (in $ millions)
Bell Wireline Bell Wireless Inter-segment eliminations	10,660 4,131 (48)	10,763 3,827 (49)	(1.0%) 7.9% 2.0%
Bell Bell Aliant Telesat Inter-segment eliminations	14,743 3,373 458(1) (708)	14,541 3,301 479 (665)	1.4% 2.2% (4.4%) (6.5%)
Total Operating Revenues	17,866	17,656	1.2%

(1)	The sale of Telesat was completed on October 31, 2007. With the sale of Telesat, BCE’s results subsequent to October 31, 2007 no longer reflect Telesat’s contribution to our financial and operating results. For more information on the sale of Telesat, see Description of Our Business – General Summary – Telesat Segment.

Bell Wireline Segment

Our Bell Wireline segment provides local telephone, long distance, data (including Internet access and information and communications technology solutions (ICT)), video and other services to Bell’s residential, small and medium-sized business (SMB) and large enterprise customers primarily in the urban areas of Ontario and Québec. Video services are provided nationwide. Also included in this segment is our wholesale business which provides local telephone, long distance, data and other services to resellers and other carriers, the results of our Bell West unit, which offers competitive local exchange carrier (CLEC) services to business customers in Alberta and British Columbia, and the wireline operations of Northwestel Inc. (Northwestel), which provides telecommunications services to less populated areas of Canada’s northern territories. At December 31, 2007, we owned 100% of Northwestel.

Local telephone and long distance services are sold under the Bell brand, Internet access under the Sympatico brand and video services through Bell ExpressVu with IP television services through Bell.

Bell Wireless Segment

Our Bell Wireless segment provides wireless voice and data communications products and services to Bell’s residential, SMB and large enterprise customers across Canada. Bell Wireless includes the results of operation for Bell Mobility, Virgin Mobile Canada and the wireless operations of Northwestel. Virgin Mobile Canada is a mobile virtual network operator providing mobile service nationwide. At December 31, 2007, we owned 50% of Virgin Mobile Canada.

Bell Aliant Segment

The Bell Aliant segment provides local telephone, long distance, Internet, data, wireless and other ICT services to residential and business customers in the Atlantic provinces, and in rural Ontario and Québec. Bell Aliant provides IT services in Canada and the United States through its IT division, xwave. Formed on July 7, 2006, Bell Aliant is one of the largest regional telecommunications service providers in North America. At December 31, 2007, BCE owned approximately 44% of Bell Aliant. The remaining 56% was publicly held. Further information regarding Bell Aliant is provided under the headings Corporate Structure – Subsidiaries and General Development of Our Business – Key Transactions.

Telesat Segment

We sold our investment in Telesat on October 31, 2007 to a company formed by Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. Telesat provided satellite communications and systems management and also provided consulting services in establishing, operating and upgrading satellite systems worldwide. BCE Inc. realized net cash proceeds of approximately $3.1 billion. In conjunction with the sale, a set of commercial arrangements between Telesat and Bell ExpressVu were put into place that provide Bell ExpressVu access to current and expanded satellite capacity. Telesat is not accounted for as discontinued operations as a result of these ongoing commercial arrangements. With the sale of Telesat, BCE’s financial and operating results subsequent to October 31, 2007 no longer reflect Telesat’s contribution. Further information regarding the sale of Telesat is provided under General Development of Our Business – Key Transactions.

Additional information regarding our business operations can be found under the heading About Our Business beginning on page 4 of the BCE 2007 MD&A, which pages are incorporated herein by reference.

OUR EMPLOYEES

The table below shows the number of our employees as at December 31, 2007, 2006 and 2005.

	2007	2006	2005
Number of employees at December 31 (in thousands)
Total	54	54	56(1)

(1)	Includes increases due to acquisitions made during the year.

Approximately 45% of our employees are represented by unions and are covered by collective agreements.

The following collective agreements were signed or expired in 2007:

  The collective agreement between the Communications, Energy and Paperworkers’ Union of Canada (CEP) and Bell Canada covering 5,122 craft and services employees expired on November 30, 2007. Negotiations between the CEP and Bell Canada started on October 29, 2007. On December 11, 2007, Bell Canada asked the federal Minister of Labour to appoint a conciliator to help move forward negotiations with the CEP. A conciliator was appointed on December 13, 2007. The conciliator met both parties in December 2007 and January 2008. On January 31, 2008, Bell Canada offered the craft and services employees covered by this collective agreement a new long-term contract that includes wage increases in each year, while providing Bell Canada with additional flexibility. The CEP will put the offer to a vote and is expected to communicate the results to Bell Canada on March 17, 2008.

  The collective agreement between the CEP and Bell Information and Communications Technology Outsourcing Solutions Inc. (Bell ICT) (previously Connexim Inc.) covering approximately 70 craft employees expired on November 30, 2007. The CEP and Bell ICT exchanged demands on October 24, 2007. Negotiations began on October 29, 2007. Negotiations were suspended by mutual agreement of the parties on January 16, 2008 as a result of the announcement of the planned amalgamation of Bell ICT into Bell Canada.

  The collective agreement between the Canadian Telecommunications Employees’ Association (CTEA) and Télébec covering approximately 245 clerical employees expired on November 1, 2007. Negotiations began on October 31, 2007. An agreement was signed on December 5, 2007. The new collective agreement will expire on November 1, 2011.

  Bell Aliant LP and the CEP signed a tentative agreement on November 16, 2007 covering approximately 685 craft and services employees in Ontario and Québec. The agreement was ratified by employees on December 14, 2007. The new agreement expires November 30, 2011 and is essentially an extension of the existing agreement.

  The collective agreement between the CEP Atlantic Communications Council (CEPACC) and Bell Aliant LP, covering approximately 3,700 craft, clerical and operator employees in the four Atlantic Provinces, was to expire on December 31, 2007. On July 26, 2007, Bell Aliant LP and the CEPACC announced that the employees had voted to accept a new four-year collective agreement. The new agreement extends the current contract from December 31, 2007 to December 31, 2011.

  The collective agreement between Expertech Networks Installation Inc. (Expertech) and the CEP covering approximately 137 clerical employees was signed on May 23, 2007. The new agreement will expire on November 30, 2010.

  The collective agreement between Expertech and the CEP covering approximately 1,104 craft employees was signed on May 23, 2007. The new agreement will expire on November 30, 2011.

  A first collective agreement covering approximately 135 employees was signed between the CEP and Bell Canada for its Bell West division and became effective on May 11, 2007. This agreement will expire on May 10, 2010.

  The collective agreement between the CEP and NorthernTel covering approximately 138 craft and clerical employees expired on February 28, 2007. The CEP and NorthernTel signed a four-year collective agreement on August 23, 2007. The new agreement will expire on February 28, 2011.

The following collective agreements will expire in 2008:

  The collective agreement between the CEP and Pagelink, a division of Bell Mobility, covering approximately 27 employees will expire on March 23, 2008.

  The collective agreement between the CEP and Bell Canada covering approximately 200 operators will expire on November 24, 2008.

  The collective agreement between the CEP (formerly the CTEA) and Bell Canada covering approximately 700 communications sales employees will expire on December 31, 2008.

Merger between CEP and CTEA

On October 15, 2007, it was announced that the CTEA members had approved a merger with the CEP. The CEP became the successor union to the CTEA for all of its certifications in Bell Canada, Bell Aliant, Bell ICT and Télébec. The certifications, collective agreements and working conditions remain unchanged.

CORPORATE RESPONSIBILITY

BCE has implemented a range of social and environmental policies which are supported by various programs and initiatives. These policies include:

  Code of Business Conduct (signed by all employees)

  Community Investment

  Consumer Protection

  Corporate Security and Emergency Management

  Environment

  Health, Safety and Wellness

  Human Resources

  Political Contributions

  Privacy

  Procurement.

Details of these policies, programs and initiatives can be found under the heading Responsibility on BCE Inc.’s website at www.bce.ca.

Environmental Policy

On November 2, 2004, BCE Inc. adopted an environmental policy that affirms:

  our commitment to environmental protection

  our belief that environmental protection is an integral part of doing business, and needs to be managed systematically under a continuous improvement process.

The policy contains principles that support our commitment, varying from exercising due diligence to meet or exceed the environmental legislation that applies to us, to preventing pollution and promoting cost-effective initiatives that minimize resources and waste.

We have instructed subsidiaries subject to this policy to support these principles, and have established a management-level committee to oversee the implementation of the policy.

Bell Canada monitors its operations to ensure that it complies with environmental requirements and standards, and takes action to prevent and correct problems, when needed. It has had an environmental management and review system in place since 1993, that:

  provides early warning of potential problems

  identifies management and cost-saving opportunities

  establishes a course of action

  ensures ongoing improvement through regular monitoring and reporting.

One of its key tools is the corporate environmental action plan, which outlines the environmental activities of Bell Canada’s various business units. The plan identifies funding requirements, accountabilities and deliverables, and monitors Bell Canada’s progress in meeting its objectives. Bell Canada has integrated the following entities into its corporate environmental action plan: Bell Canada, Bell Aliant (Québec and Ontario), Bell Mobility, Bell ExpressVu, Bell Technical Solutions Inc., BCE Nexxia Corp., Expertech, Télébec, NorthernTel and Northwestel.

For the year ended December 31, 2007, Bell Canada spent $12.3 million on environmental activities, 65% of this was expenses and 35% was for capital expenditures. For 2008, Bell Canada has budgeted $14 million (57% for expenses and 43% for capital expenditures) to ensure that its environmental policy is applied properly and its environmental risks are minimized.

Bell Aliant adopted a comprehensive environment policy for Atlantic Canada that was updated in 2006 which affirms its commitment to working to create a sustainable future by integrating long-term economic, environmental and social considerations into the way the business is operated. The policy provides for the identification of activities and situations which may have potential to harm the environment, and the implementation of environmentally positive practices and preventive measures. Bell Aliant’s program seeks to ensure that it complies with all environmental regulatory requirements and that its activities are carried out in a manner that minimizes risk to the environment through a continuous improvement process.

Bell Aliant manages its environment program through processes similar to those employed by Bell Canada, and collaborates on many levels to seek harmonization with Bell Canada’s environment program. Bell Aliant has adopted an environment action plan which sets out specific environmental goals for 2008.

Social Policy

Our duty as a responsible corporate citizen also extends to using our financial resources and the expertise of our employees to invest in the communities we serve.

We believe the future of our country is being determined today by our collective ability to enable our children to reach their full potential.

We therefore invest, for example, in innovative programs in children’s hospitals and we support initiatives such as www.cybertip.ca – a web portal through which ordinary Canadians can report suspected abuse. We also continue to grow the Bell Walk for Kids Help Phone which has raised $12 million in six years for Canada’s only toll-free, 24-hour bilingual phone and web counseling, referral and information service for young people.

In 2007, Bell Canada and Bell Aliant together contributed over $23 million in donations and local community sponsorships and their employees and pensioners committed over $2 million in charitable gifts and logged nearly 500,000 hours in volunteer time. All of this is indicative of our belief that we have an important role to play in the sustainability of the communities in which we live and work.

We are committed to sustainable development and integrate environmental, social and economic considerations into our business decisions. We engage with stakeholders to identify opportunities to create benefits for both society and BCE while minimizing where we can, any negative impact our activities may generate. In line with this commitment, in 2006, we adopted a resolution to support the United Nations Global Compact principles.

We are an active member of the Global e-Sustainability Initiative (www.gesi.org), an international organization that promotes sustainable development in the information and communications technology industry. Partners of the Global e-Sustainability Initiative acknowledge the need for the ICT industry to take a leadership role in:

  better understanding the impact and opportunities offered by its evolving technology in a fast growing information society providing individuals, businesses and institutions with sustainable solutions to the challenges they face in attempting to maintain a balance between economy, ecology and society.

BCE Inc. is a component of socially responsible investment indices such as the Dow Jones Sustainability Index, the FTSE4 GOOD Index and the Jantzi Social Index.

COMPETITIVE ENVIRONMENT

A discussion of BCE’s competitive environment can be found under the heading Our Competitive Environment beginning on page 40 of the BCE 2007 MD&A, which pages are incorporated herein by reference.

REGULATORY ENVIRONMENT

A discussion of the legislation that governs our business as well as government consultations and recent regulatory initiatives and proceeding affecting us can be found under the heading Our Regulatory Environment beginning on page 43 of the BCE 2007 MD&A, which pages are incorporated herein by reference.

OUR CAPITAL STRUCTURE

This section describes BCE Inc.’s securities, the trading of such securities on the Toronto Stock Exchange and the ratings that certain rating agencies have attributed to such securities and Bell Canada’s public debt securities.

BCE INC. SECURITIES

BCE Inc.’s articles of amalgamation, as amended, provide for an unlimited number of common shares, an unlimited number of first preferred shares issuable in series, an unlimited number of second preferred shares also issuable in series and an unlimited number of Class B shares. In addition, BCE Inc. has issued debt securities in the form of notes.

BCE Inc. Preferred Shares

The terms set out in BCE Inc.’s articles authorize its directors to issue first and second preferred shares in one or more series and to set the number of shares and conditions for each series.

On January 25, 2007, the articles of BCE Inc. were amended to create the series AE, AF, AG, AH, AI and AJ first preferred shares. These new series of preferred shares were created in connection with a plan of arrangement of Bell Canada where all of the issued and outstanding series of preferred shares of Bell Canada were exchanged on a one-for-one basis for equivalent new first preferred shares of BCE Inc. This plan of arrangement became effective on January 31, 2007. As a result of the implementation of the plan of arrangement and of the provision by BCE Inc. of certain guarantees of Bell Canada’s public debt securities effective February 1, 2007, Bell Canada no longer has to prepare and file public disclosure documents separate from those of BCE Inc.

The table below is a summary of the principal terms of BCE Inc.’s first preferred shares and BCE Inc.’s new preferred shares at December 31, 2007 (formerly Bell Canada’s preferred shares Series 15, 16, 17, 18, 19 and 20). There were no second preferred shares issued and outstanding at December 31, 2007. BCE Inc.’s first and second preferred shares are non-voting. BCE Inc.’s articles describe the terms and conditions of these shares in detail.

								Stated
							Number of	Capital at
	Annual						Shares	December 31
	Dividend	Convertib	Conversion	Redemption	Redemption		Issued and	(in $millions)
Series	Rate	le Into	Date	Date	Price	Authorized	Outstanding	2007	2006
Q	Floating	Series R	Dec. 1, 2015	At any time	$25.50	8,000,000	—	—	—
R	4.54%	Series Q	Dec. 1, 2010	Dec. 1, 2010	$25.00	8,000,000	8,000,000	200	200
S	Floating	Series T	Nov. 1, 2011	At any time	$25.50	8,000,000	2,279,791	57	57
T	4.502%	Series S	Nov. 1, 2011	Nov. 1, 2011	$25.00	8,000,000	5,720,209	143	143
Y	Floating	Series Z	Dec. 1, 2012	At any time	$25.50	10,000,000	8,126,330	203	29
Z	4.331%	Series Y	Dec. 1, 2012	Dec. 1, 2012	$25.00	10,000,000	1,873,670	47	221
AA	4.80%	Series AB	Sep. 1, 2012	Sep. 1, 2012	$25.00	20,000,000	10,081,586	257	510
AB	Floating	Series AA	Sep. 1, 2012	At any time	$25.50	20,000,000	9,918,414	253	—
AC	5.54%	Series AD	Mar. 1, 2008	Mar. 1, 2008	$25.00	20,000,000	20,000,000	510	510
AD(1)	Floating	Series AC	Mar. 1, 2013	At any time	$25.50	20,000,000	—	—	—
AE	Floating	Series AF	Feb. 1, 2010	At any time	$25.50	24,000,000	1,914,218	48	—
(old 15)		(old 16)
AF		Series AE
(old 16)	4.40%	(old 15)	Feb. 1, 2010	Feb. 1, 2010	$25.00	24,000,000	14,085,782	352	—
AG		Series AH
(old 17)	4.35%	(old 18)	May 1, 2011	May 1, 2011	$25.00	22,000,000	10,051,751	251	—
AH		Series AG
(old 18)	Floating	(old 17)	May 1, 2011	At any time	$25.50	22,000,000	3,948,249	99	—
AI		Series AJ
(old 19)	4.65%	(old 20)	Aug. 1, 2011	Aug. 1, 2011	$25.00	22,000,000	14,000,000	350	—
AJ		Series AI
(old 20)	Floating	(old 19)	Aug. 1, 2016	At any time	$25.50	22,000,000	—	—	—
								2,770	1,670

(1)	On March 1, 2008, 10,755,445 Series AD preferred shares were issued upon the conversion of 10,755,445 Series AC preferred shares.

Additional information about the terms and conditions of the BCE Inc. preferred shares can be found under Note 21 of the BCE Inc. 2007 financial statements on pages 96 to 99 of the Bell Canada Enterprises 2007 Annual Report (BCE 2007 Financial Statements), which pages are incorporated herein by reference.

BCE Inc. Common Shares and Class B Shares

BCE Inc.’s articles of amalgamation provide for an unlimited number of voting common shares and non-voting Class B shares. Each common share entitles its holder to one vote at any meeting of shareholders. The common shares and the Class B shares rank equally in the payment of dividends and in the distribution of assets if BCE Inc. is liquidated, dissolved or wound up, after payments due to the holders of preferred shares.

The following table provides details about the outstanding common shares of BCE Inc. at December 31, 2007 and 2006. No Class B shares were outstanding at December 31, 2007 and 2006.

	December 31, 2007		December 31, 2006
	Number of	Stated capital	Number of	Stated capital
	shares	(in $millions)	shares	(in $millions)
Outstanding, beginning of year	807,643,941	13,487	927,318,916	16,806
Shares issued under employee stock option plan(1)	4,994,073	172	1,246,932	35
Shares repurchased and cancelled	(7,373,198)	(123)	(45,151,666)	(805)
Share reduction(2)	-	-	(75,770,241)	(2,549)
Outstanding, end of year	805,264,816	13,536	807,643,941	13,487

(1)	Includes a $19 million reclassification ($6 million in 2006) from contributed surplus relating to the exercise of employees’ stock options.
(2)	Reduction in the number of BCE Inc. common shares outstanding, in conjunction with a distribution of Bell Aliant Income Fund units, by way of return of capital, to holders of BCE Inc. common shares.

There are ownership constraints on BCE Inc.’s common shares. A discussion of these ownership constraints can be found under the heading Our Regulatory Environment beginning on page 43 of the BCE 2007 MD&A, which pages are incorporated by reference herein.

Additional information about the terms and conditions of the BCE Inc. common shares and Class B Shares can be found under Note 21 of the BCE Inc. 2007 financial statements on pages 96 to 99 of the BCE 2007 Financial Statements, which pages are incorporated herein by reference.

BCE Inc. Debt Securities

BCE Inc. has issued long-term debt securities as summarized in the table below which remain outstanding.

	Interest rate	Maturity	At December 31, 2007 (in $millions)

Series C Notes(1)	7.35%	October 30, 2009	650

(1)	It is anticipated that outstanding Series C Notes will be redeemed pursuant to their terms, at the time of and subject to the consummation of the Privatization.

The Series C notes issued by BCE Inc. are unsecured. BCE Inc. has the option to redeem the Series C notes at any time.

The indenture governing the Series C notes contains certain covenants including, but not limited to, a negative pledge, and certain events of default including, but not limited to, a cross-default with respect to Bell Canada’s indebtedness for borrowed money in certain circumstances. The indenture contains, in particular, a provision stating that in the event BCE Inc. disposes of voting shares of Bell Canada in such a number as to hold, directly or indirectly, less than 75% of the voting rights attaching to the outstanding voting shares of Bell Canada, unless the Series C notes have an approved rating from each of certain rating agencies on each day of a rating period, BCE Inc. shall have the obligation to make an offer to purchase all of the Series C notes within the five business days following the rating period at 100% of their face value together with accrued and unpaid interest to the purchase date.

BCE Inc. may issue notes under its commercial paper program up to the amount of its supporting committed lines of credit. The total amount of its supporting committed lines of credit available was $279 million at December 31, 2007. BCE Inc. had no commercial paper outstanding at December 31, 2007.

BCE Inc. is in compliance with all conditions and restrictions attaching to its debt securities described above.

BELL CANADA DEBT SECURITIES

Bell Canada has also issued long-term debt securities as summarized in the table below.

	Weighted Average Interest rate	Maturity	At December 31, 2007 (in $millions)

Debentures(1)(2) Debentures Subordinated debentures	6.82% 9.84% 8.21%	2008-2035 2041-2054 2026-2031	5,506 700 275
Total			6,481

(1)	This data includes the Northwestel debentures.
(2)	It is anticipated that outstanding Bell Canada debentures maturing prior to August 2010 will be redeemed pursuant to their terms, at the time of and subject to the consummation of the Privatization.

The Bell Canada debentures are unsecured and effective February 1, 2007 have been guaranteed by BCE Inc. They include US$200 million maturing in 2010, which has been swapped into Canadian dollars.

Bell Canada has a shelf prospectus providing for the issuance of $3.0 billion of debt securities. As of March 5, 2008, Bell Canada had no debt securities issued under its current shelf prospectus. This shelf prospectus expires in July 2009.

Bell Canada may issue notes under its commercial paper program up to the amount of its supporting committed lines of credit. The total amount of its supporting committed lines of credit available was $860 million at December 31, 2007. Bell Canada had no commercial paper outstanding at December 31, 2007. Bell Canada may issue up to $400 million Class E notes under its commercial paper program. These notes are not supported by committed lines of credit and may be extended in certain circumstances. Bell Canada had no Class E notes outstanding at December 31, 2007.

Certain of Bell Canada’s debt agreements impose covenants which place limitations on the issuance of additional debt with a maturity date exceeding one year based on certain tests related to interest and asset coverage. Bell Canada is in compliance with all conditions and restrictions attaching to its debt securities.

RATINGS FOR BCE INC. AND BELL CANADA PUBLIC DEBT SECURITIES

Ratings generally address the ability of a company to repay principal and interest or dividends on securities.

BCE Inc.’s and Bell Canada’s securities are rated by the following rating agencies:

  DBRS Limited (DBRS)

  Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (S&P)

  Moody’s Investors Service, Inc. (Moody’s)

  Fitch Ratings Ltd. (Fitch).

This section describes the credit ratings that BCE Inc. and Bell Canada have asked for or received for their securities. These ratings provide investors with an independent measure of credit quality of an issue of securities. Each rating should be evaluated independently.

These credit ratings are not recommendations to purchase, hold or sell any of the securities discussed above, or a comment on the market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn in the future by a rating agency.

Short-Term Debt Securities

Short-Term Debt Securities	Rating Agency	Rating	Rank
BCE Inc. and Bell Canada commercial paper	DBRS	R-1 (low)	3
	Moody’s	P-2	2
BCE Inc. extendible commercial notes	DBRS	R-2 (high)	4
Bell Canada extendible commercial notes	DBRS	R-1 (low)	3
Long-Term Debt Securities
Short-Term Debt Securities	Rating Agency	Rating	Rank
BCE Inc. unsubordinated long-term debt	DBRS	A (low)	7
	S&P	BBB+	8
	Moody’s	Baa2	9
	Fitch	BB- (1)	13
Bell Canada unsubordinated long-term debt	DBRS	A	6
	S&P	BB+(1)	11
	Moody’s	Baa1	8
	Fitch	BB-(1)	13
Bell Canada subordinated long-term debt	DBRS	BBB (high)	8
	S&P	B(1)	15
	Moody’s	Baa2	9
	Fitch	B+(1)	14

(1)	These securities were downgraded due to the Privatization.

RATINGS FOR BCE INC. PREFERRED SHARES

Preferred Shares	Rating Agency	Rating	Rank
BCE Inc. preferred shares	DBRS	Pfd-2 (low)	6
	S&P	P-2	5

OUTLOOK

As of March 5, 2008, BCE Inc. and Bell Canada ratings are currently under review or on credit watch with negative implications from S&P, DBRS, Moody’s and Fitch.

Fitch’s ratings are based solely on publicly available information and are not solicited by BCE Inc. or Bell Canada.

Additional information can be found under the heading Credit Ratings beginning on page 36 of the BCE 2007 MD&A, which pages are incorporated herein by reference.

GENERAL EXPLANATION

Short-Term Debt Securities

The table below shows the range of credit ratings that each rating agency which rates BCE Inc.’s or Bell Canada’s short-term debt instruments assigns to short-term debt instruments.

	Highest Quality of Securities Rated	Lowest Quality of Securities Rated
DBRS	R-1(high)	D
S&P	A-1(high)	D
Moody’s	P-1	P-3

The DBRS short-term debt rating scale indicates DBRS’ assessment of the risk that a borrower will not fulfill its near-term debt obligation in a timely manner. Every DBRS rating is based on quantitative and qualitative considerations relevant to the borrowing entity.

An S&P commercial paper rating indicates S&P’s assessment of whether the company can meet the financial commitments of a specific commercial paper program or other short-term financial instrument, compared to the debt servicing and repayment capacity of other companies in Canada’s financial markets.

Moody’s short-term ratings indicate Moody’s assessment of the ability of issuers to meet short-term financial obligations. It may assign ratings to issuers, short-term programs or to individual short-term debt instruments. These short-term obligations generally have an original maturity of 13 months or less, unless explicitly noted.

Long-Term Debt Securities

The table below shows the range of credit ratings that each rating agency assigns to long-term debt instruments.

	Highest Quality of Securities Rated	Lowest Quality of Securities Rated
DBRS	AAA	D
S&P	AAA	D
Moody’s	Aaa	C
Fitch	AAA	D

The DBRS long-term debt rating scale indicates the risk that a company may not meet its obligations to pay interest and principal in a timely manner. Every DBRS rating is based on quantitative and qualitative considerations relevant to the borrowing entity.

S&P’s credit rating scale provides a current assessment of the creditworthiness of a company in meeting a specific financial obligation, a specific class of financial obligations, or a specific financial program. It takes into consideration:

  the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation the currency that the obligation is denominated in

  current information provided by the company or obtained by S&P from other reliable sources unaudited financial information from time to time, as S&P does not perform an audit the likelihood of payment – capacity and willingness of the company in meeting its financial commitment on an obligation according to the terms of the obligation the nature of and provisions of the obligation

  the protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights.

Moody’s long-term obligation ratings are an assessment of the relative credit risk of fixed-income obligations with an original maturity of one year or more. They address the possibility that a financial obligation will not be honoured as promised. Such ratings reflect both the likelihood of default and any financial loss suffered in the event of default.

Fitch’s international long-term credit ratings assess the capacity to meet foreign or local currency commitments. Both foreign and local currency ratings are internationally comparable assessments. The local currency rating measures the probability of payment only within the sovereign state’s currency and jurisdiction.

Preferred Shares

The table below describes the range of credit ratings that each rating agency assigns to preferred share instruments.

	Highest Quality of Securities Rated	Lowest Quality of Securities Rated
DBRS	Pfd-1(high)	D
S&P	P-1(high)	D

The DBRS preferred share rating scale indicates their assessment of the risk that a borrower may not be able to meet its full obligation to pay dividends and principal in a timely manner. Every DBRS rating is based on quantitative and qualitative considerations relevant to the borrowing entity.

S&P’s preferred share rating is a current assessment of the creditworthiness of a company in meeting a specific preferred share obligation issued in the market, compared to preferred shares issued by other issuers in the Canadian market.

EXPLANATION OF RATINGS RECEIVED FOR OUR SECURITIES

Rating Agency	Description of Securities	Rating	Explanation of Rating Received
DBRS	Short-term debt	R-1 (low)

  satisfactory credit quality

  respectable overall strength and outlook for key liquidity, debt and profitability ratios, but not as favourable as higher rating categories any qualifying negative factors that exist are considered manageable, and the company is normally of sufficient size to have some influence in its industry.

R-2 (high)

  the upper end of adequate credit quality

  the ability to repay obligations as they mature remains acceptable, although the overall strength and outlook for key liquidity, debt and profitability ratios is not as strong as higher rating categories.

Long-term debt	A

  satisfactory credit quality

  protection of interest and principal is still substantial, but the degree of strength is less than that of AA rated entities while A is a respectable rating, companies that fall into this category are considered to be more susceptible to adverse economic conditions and have greater cyclical tendencies than higher-rated securities.

BBB

  adequate credit quality

  protection of interest and principal is acceptable, but the company is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the company and its rated securities.

Preferred Shares	Pfd-2

  satisfactory credit quality

  protection of dividends and principal is still substantial, but earnings, balance sheet, and coverage ratios are not as strong as Pfd-1 rated companies. Generally, companies with Pfd-2 ratings have senior bonds rated in

Rating Agency	Description of Securities	Rating	Explanation of Rating Received
the A category.
S&P	Long-term debt	BBB

  adequate capacity to meet its financial commitments

  adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the company to meet its financial commitments

BB

  regarded as having significant speculative characteristics but is less vulnerable to non-payment than other speculative issues faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the company’s inadequate capacity to meet its financial commitment on the obligation

B

  regarded as having significant speculative characteristics and is more vulnerable to non-payment than obligations rated BB, but the company currently has the capacity to meet its financial commitment on the obligation adverse business, financial, or economic conditions will likely impair the company’s capacity or willingness to meet its financial commitment on the obligation

Preferred Shares	P-2	adequate protection parameters adverse economic conditions or changing circumstances are more likely to weaken the company’s ability to meet its financial commitment on the obligation
Moody’s	Short-term debt	P-2	a strong ability to repay short-term debt obligations
	Long-term debt	Baa	subject to moderate credit risk considered medium-grade and may have certain speculative characteristics
Fitch	Long-term debt	BB

  indicates that there is a possibility of credit risk developing, particularly as a result of adverse economic change over time, however, business or financial alternatives may be available to allow financial commitments to be met considered speculative

B

  indicates that significant credit risk is present, but a limited margin of safety remains financial commitments are currently being met; however, capacity for continued payment is contingent upon a sustained, favorable business and economic environment considered highly speculative

MARKET FOR OUR SECURITIES

The common and preferred shares of BCE Inc. are listed on the Toronto Stock Exchange and, up to January 31, 2007, the Bell Canada preferred shares were also listed on the Toronto Stock Exchange. In addition, BCE Inc.’s common shares are also listed on the New York Stock Exchange.

TRADING OF OUR SECURITIES

The tables below and on the next pages show the range in share price per month and volume traded on the Toronto Stock Exchange in 2007 for each class of BCE Inc. securities (and Bell Canada preferred shares exchanged for BCE new preferred shares).

	Common Shares	Preferred Shares Series R	Preferred Shares Series S	Preferred Shares Series T	Preferred Shares Series Y	Preferred Shares Series Z	Preferred Shares Series AA	Preferred Shares Series AB(1)
January 2007
High ($)	$31.64	$26.05	$25.10	$25.51	$25.49	$28.00	$25.70	—
Low ($)	$28.95	$25.19	$24.81	$25.25	$24.71	$25.26	$25.10	—
Volume	41,513,949	47,385	49,050	9,043	10,800	72,495	44,543	—
February 2007
High ($)	$32.00	$25.55	$25.25	$25.83	$25.01	$26.00	$25.30	—
Low ($)	$30.05	$25.16	$24.95	$25.35	$24.66	$25.29	$25.07	—
Volume	53,834,555	37,390	27,970	21,195	4,400	44,949	74,129	—
March 2007
High ($)	$33.60	$25.60	$25.50	$26.00	$25.30	$26.86	$25.49	—
Low ($)	$29.90	$25.38	$25.10	$25.05	$25.10	$24.96	$25.10	—
Volume	66,695,652	730,584	234,175	285,655	135,425	403,521	759,189	—
April 2007
High ($)	$40.31	$25.47	$25.43	$25.60	$25.06	$25.59	$25.16	—
Low ($)	$32.15	$21.50	$22.50	$21.91	$23.17	$23.00	$23.00	—
Volume	178,933,007	97,183	48,447	58,620	6,150	67,799	726,946	—
May 2007
High ($)	$39.74	$23.69	$23.56	$23.25	$23.70	$24.26	$24.45	—
Low ($)	$36.88	$20.05	$21.26	$21.30	$21.00	$22.20	$22.62	—
Volume	97,047,368	1,338,592	57,260	61,940	11,302	687,098	1,204,723	—
June 2007
High ($)	$41.14	$22.70	$22.94	$21.75	$22.61	$23.49	$23.68	—
Low ($)	$38.75	$19.05	$22.03	$19.00	$21.51	$21.75	$21.00	—
Volume	132,371,268	169,081	25,444	60,070	7,122	45,214	187,735	—
July 2007
High ($)	$41.80	$24.50	$25.00	$24.65	$24.70	$24.98	$24.88	—
Low ($)	$39.88	$23.51	$23.59	$23.00	$23.54	$23.60	$23.61	—
Volume	120,711,117	154,328	34,260	62,847	21,527	53,598	279,011	—
August 2007
High ($)	$40.49	$24.81	$24.50	$24.65	$24.41	$24.94	$24.75	$24.75
Low ($)	$37.55	$23.82	$24.12	$24.15	$24.10	$23.87	$23.90	$24.75
Volume	256,877,060	43,084	18,525	36,514	16,400	63,474	185,089	100
September 2007
High ($)	$41.00	$24.70	$24.90	$24.90	$24.70	$24.94	$25.18	$25.50
Low ($)	$39.79	$24.25	$24.39	$24.41	$24.27	$24.31	$24.45	$24.50
Volume	116,752,614	51,636	29,521	24,240	4,769	30,812	67,564	4,200
October 2007
High ($)	$41.25	$24.79	$24.90	$24.70	$24.65	$24.88	$24.98	$24.50
Low ($)	$39.84	$24.25	$24.51	$24.40	$24.45	$24.20	$24.51	$24.50
Volume	77,886,712	200,934	84,602	33,025	46,500	338,596	209,708	4,700
November 2007
High ($)	$41.20	$24.88	$24.82	$24.85	$24.75	$24.74	$24.95	$24.50
Low ($)	$38.70	$24.26	$24.30	$24.49	$24.50	$23.85	$24.60	$24.50
Volume	86,684,969	107,558	50,387	58,298	31,680	163,688	316,813	7,000
December 2007
High ($)	$39.82	$24.60	$24.60	$24.75	$24.99	$24.80	$24.94	$24.50
Low ($)	$37.25	$23.75	$24.16	$24.45	$24.37	$23.73	$24.24	$24.50
Volume	85,097,600	190,514	55,515	163,040	123,682	66,442	104,066	634

(1)	On August 23, 2007, BCE Inc. announced that 9,918,414 of its 20,000,000 Series AA preferred shares were tendered for conversion, on a one-for-one basis, into Series AB preferred shares. Consequently, BCE Inc. issued 9,918,414 new Series AB preferred shares on September 1, 2007. The balance of the Series AA preferred shares that were not converted remains outstanding and continues to be listed on the Toronto Stock Exchange under the symbol BCE.PR.A.

	Preferred Shares Series AC	Preferred Shares Series AE	Preferred Shares Series AF	Preferred Shares Series AG	Preferred Shares Series AH	Preferred Shares Series AI
January 2007
High ($)	$26.36	$25.55	$25.90	$25.65	$25.54	$26.69
Low ($)	$25.30	$24.80	$25.10	$25.10	$25.15	$25.55
Volume	37,332	7,760	11,440	1,027,778	64,000	2,513,453
February 2007
High ($)	$25.80	$25.36	$25.45	$25.40	$25.30	$25.95
Low ($)	$25.35	$25.00	$25.05	$25.00	$25.10	$25.11
Volume	42,880	24,167	1,256,619	83,056	1,294,200	90,550
March 2007
High ($)	$25.60	$25.50	$25.50	$25.70	$25.49	$26.10
Low ($)	$25.15	$24.92	$25.05	$25.10	$25.12	$24.75
Volume	1,233,960	214,050	7,558,956	601,572	1,249,275	64,760
April 2007
High ($)	$25.48	$25.10	$25.49	$25.33	$25.23	$25.79
Low ($)	$23.30	$23.50	$21.27	$21.01	$23.01	$21.70
Volume	467,959	114,300	420,121	106,080	75,530	155,757
May 2007
High ($)	$24.39	$23.70	$23.05	$22.79	$24.07	$23.50
Low ($)	$22.87	$22.27	$20.56	$20.25	$22.90	$20.25
Volume	2,887,187	24,786	31,538	141,599	48,600	207,409
June 2007
High ($)	$23.65	$22.99	$22.25	$21.79	$23.50	$22.25
Low ($)	$22.66	$21.21	$18.51	$19.00	$22.75	$19.25
Volume	235,105	11,940	68,563	121,143	17,450	223,303
July 2007
High ($)	$25.00	$24.15	$26.00	$24.45	$24.60	$24.63
Low ($)	$23.50	$23.75	$23.11	$23.25	$23.50	$23.00
Volume	197,791	29,030	71,839	211,192	18,920	293,091
August 2007
High ($)	$24.69	$24.50	$24.89	$24.49	$24.77	$25.00
Low ($)	$24.11	$24.16	$23.96	$23.85	$24.40	$24.03
Volume	166,428	12,550	62,204	71,591	26,760	134,851
September 2007
High ($)	$24.97	$24.99	$24.84	$24.75	$24.75	$25.24
Low ($)	$24.50	$24.30	$24.16	$24.11	$24.16	$24.41
Volume	67,815	42,340	156,981	255,790	21,550	54,432
October 2007
High ($)	$25.12	$24.60	$24.79	$24.65	$25.00	$25.33
Low ($)	$24.50	$24.50	$24.08	$24.12	$24.52	$24.40
Volume	236,970	8,220	316,292	78,232	12,650	183,821
November 2007
High ($)	$24.99	$24.75	$25.30	$24.75	$24.98	$24.94
Low ($)	$24.63	$24.51	$24.60	$24.25	$24.50	$24.40
Volume	214,616	18,725	31,137	59,047	9,700	103,347
December 2007
High ($)	$24.97	$24.85	$25.40	$24.74	$24.97	$24.60
Low ($)	$24.30	$24.01	$24.00	$23.50	$24.55	$23.90
Volume	211,034	13,250	35,850	45,990	59,555	954,954

OUR DIVIDEND POLICY

BCE Inc.’s dividend policy takes into consideration a number of factors including BCE Inc.’s earnings and cash flow trends, financial condition and capital requirements. We seek to allow BCE Inc.’s shareholders to participate in our operational progress through growth in dividend distributions, while maintaining a healthy capital structure that provides sufficient financial flexibility for investment in strategic priorities and future growth.

In December 2006, the board of directors of BCE Inc. established a targeted common share dividend payout ratio of 70-75% of earnings. Under this dividend policy, increases in the common share dividend will be directly linked to growth in BCE Inc.’s earnings. However, based on the prevailing competitive and technological environment at any given time, there can be no guarantee that BCE Inc.’s dividend policy will be maintained. Additional information about these risks and their potential impact on our businesses, revenues, cash flows and capital expenditures which in turn could adversely affect BCE Inc.’s ability to maintain its dividend policy can be found under the headings Our Competitive Environment and Risks That Could Affect Our Business and Results beginning on pages 40 and 50, respectively, in the BCE 2007 MD&A, which pages are incorporated by reference herein.

In the context of the Privatization, under the definitive agreement dated June 29, 2007 between BCE Inc. and the Purchaser, BCE Inc. has committed to not increase its common share dividend without the consent of the Purchaser while the definitive agreement is effective.

Subject to being declared by the board of directors, BCE Inc. pays quarterly dividends on common shares at a rate of $1.46 per year. Subject to board approval, BCE Inc. will continue to pay dividends until the effective date of the Arrangement.

Subject to being declared by the board of directors, BCE Inc. pays dividends on preferred shares every quarter, except for dividends on Series S, Series Y, Series AB, Series AD, Series AE and Series AH preferred shares, which BCE Inc. declares and pays monthly. BCE Inc. will continue to pay dividends on the preferred shares until the effective date of the Arrangement.

The table below shows the amount of cash dividends declared per share of each class of BCE Inc. shares for 2007, 2006, and 2005.

	2007	2006	2005
Common	$1.46	$1.32	$1.32
Preferred Shares
Series R	$1.135	$1.135	$1.441375
Series S	$1.29394	$0.97808	$0.7546
Series T	$1.1255	$0.281375	—
Series Y	$1.23028	$0.97212	$0.79798
Series Z	$1.2680375	$1.3298	$1.3298
Series AA	$1.28125	$1.3625	$1.3625
Series AB	$0.55352	—	—
Series AC	$1.385	$1.385	$1.385

As previously discussed, effective January 31, 2007, the outstanding Bell Canada preferred shares were exchanged for equivalent BCE Inc. new preferred shares. The table below shows the amount of cash dividends declared in 2007, 2006 and 2005 per class of Bell Canada preferred shares or, starting February 1, 2007 the corresponding series of first preferred shares of BCE Inc.

	2007	2006(1)	2005
Series AE (old Bell Canada Series 15)	$1.25049	$0.96979	$0.80885
Series AF (old Bell Canada Series 16)	$1.10	$1.10	$1.10
Series AG (old Bell Canada Series 17)	$1.0875	$1.143755	$1.31252
Series AH (old Bell Canada Series 18)	$1.31798	$0.88802	—
Series AI (old Bell Canada Series 19)	$1.1625	$1.27501	$1.38752

(1)	Excludes $0.20 special dividend per share declared on December 11, 2006.

OUR DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS

The tables below tell you about the directors and the voting securities that they own directly or indirectly, as well as BCE Inc. deferred share units. Generally, all non-management directors sit on at least one committee of the board. We have also included other directorships held by our directors with public companies that are currently listed on an exchange.

Under BCE Inc.’s by-laws, each director holds office until the next annual shareholder meeting or until his or her successor is elected. All of BCE Inc.’s directors have held the positions listed in the table below or other executive positions with the same or associated firms or organizations during the past five years or more, except where indicated in the table below.

Also see Schedule 1 - Statement of Corporate Governance Practices – Directors’ Compensation – Directors’ Share Unit Plan for a description of our Deferred Share Unit Plan for non-management directors.

ANDRÉ BÉRARD, O.C. Québec, Canada

CORPORATE DIRECTOR (SINCE MARCH 2004)

Past Occupation

Mr. Bérard was Chief Executive Officer of National Bank of Canada (chartered bank) from September 1990 to March 2002 and Chairman of the Board of National Bank of Canada from September 1990 to March 2004.

DATE JOINED BOARD & ATTENDANCE DURING 2007	OWNERSHIP AT MARCH 5, 2008
January 2003	REGULARLY SCHEDULED	SPECIAL	1,120 BCE Inc. common shares 26,234 BCE Inc. deferred share units 88 Bell Aliant Income Fund units
	7/7	14/16

OTHER CURRENT PUBLIC BOARD DIRECTORSHIPS	COMMITTEE APPOINTMENTS AND ATTENDANCE DURING 2007
Bombardier Groupe BMTC Inc. Saputo Inc. Tembec Inc. TransForce Inc.	2004 - present 2001 – present 1997 – present 2006 – present 2003 – present		REGULARLY SCHEDULED	SPECIAL
		Audit	5/5	1/1
		CGC	4/4	2/3

RONALD ALVIN BRENNEMAN Alberta, Canada

PRESIDENT AND CHIEF EXECUTIVE OFFICER, PETRO-CANADA (PETROLEUM COMPANY) (SINCE JANUARY 2000)

DATE JOINED BOARD & ATTENDANCE DURING 2007	OWNERSHIP AT MARCH 5, 2008
November 2003	REGULARLY SCHEDULED	SPECIAL	38,564 BCE Inc. common shares 22,171 BCE Inc. deferred share units 13,780 Bell Aliant Income Fund units
	6/7	10/16

OTHER CURRENT PUBLIC BOARD DIRECTORSHIPS	COMMITTEE APPOINTMENTS AND ATTENDANCE DURING 2007
Bank of Nova Scotia Petro-Canada	2000 - present 2000 - present		REGULARLY SCHEDULED	SPECIAL
		MRCC	4/4	2/2
		PFC	4/4	N/A

RICHARD JAMES CURRIE, O.C.C.[1] Ontario, Canada

CHAIR OF THE BOARD, BCE INC. AND BELL CANADA (SINCE APRIL 2002)

DATE JOINED BOARD & ATTENDANCE DURING 2007	OWNERSHIP AT MARCH 5, 2008
May 1995	REGULARLY SCHEDULED	SPECIAL	1,024,120 BCE Inc. common shares 31,401 BCE Inc. deferred share units 74,406 Bell Aliant Income Fund units
	7/7	16/16

OTHER CURRENT PUBLIC BOARD DIRECTORSHIPS	COMMITTEE APPOINTMENTS AND ATTENDANCE DURING 2007
Petro-Canada	2003 - present		REGULARLY SCHEDULED	SPECIAL
		MRCC (Chair)	4/4	2/2

ANTHONY SMITHSON FELL, O.C.[1] Ontario, Canada

CORPORATE DIRECTOR (SINCE JANUARY 2008)

Past Occupation

Mr. Fell was Chairman of the board of directors of RBC Dominion Securities Limited (investment bank) from December 1999 to December 2007 and Chairman of the board and Chief Executive Officer of RBC Dominion Securities Limited from 1992 to December 1999.

DATE JOINED BOARD & ATTENDANCE DURING 2007	OWNERSHIP AT MARCH 5, 2008
January 2002	REGULARLY SCHEDULED	SPECIAL	91,500 BCE Inc. common shares 27,526 BCE Inc. deferred share units 7,250 Bell Aliant Income Fund units
	6/7	14/16

OTHER CURRENT PUBLIC BOARD DIRECTORSHIPS	COMMITTEE APPOINTMENTS AND ATTENDANCE DURING 2007
CAE Inc. Loblaws Companies Limited	2000 - present 2001 - present		REGULARLY SCHEDULED	SPECIAL
		Audit	5/5	1/1
		MRCC	4/4	2/2

DONNA SOBLE KAUFMAN Ontario, Canada

CORPORATE DIRECTOR (SINCE JULY 1997) AND LAWYER

DATE JOINED BOARD & ATTENDANCE DURING 2007	OWNERSHIP AT MARCH 5, 2008
June 1998	REGULARLY SCHEDULED	SPECIAL	3,049 BCE Inc. common shares 25,766 BCE Inc. deferred share units 241 Bell Aliant Income Fund units
	7/7	15/16

OTHER CURRENT PUBLIC BOARD DIRECTORSHIPS	COMMITTEE APPOINTMENTS AND ATTENDANCE DURING 2007
TransAlta Corporation (Chair)	1989 - present		REGULARLY SCHEDULED	SPECIAL
		CGC (Chair)	4/4	3/3

BRIAN MICHAEL LEVITT Québec, Canada

PARTNER AND CO-CHAIR, OSLER, HOSKIN & HARCOURT LLP (LAW FIRM) (SINCE JANUARY 2001)

DATE JOINED BOARD & ATTENDANCE DURING 2007	OWNERSHIP AT MARCH 5, 2008
May 1998	REGULARLY SCHEDULED	SPECIAL*	2,573 BCE Inc. common shares 47,735 BCE Inc. deferred share units 2,000 Bell Aliant Income Fund units
	7/7	7/7

OTHER CURRENT PUBLIC BOARD DIRECTORSHIPS	COMMITTEE APPOINTMENTS AND ATTENDANCE DURING 2007
Domtar Corporation	1997 - present		REGULARLY SCHEDULED	SPECIAL
		PFC	4/4	N/A

* As of May 2007, Mr. Levitt was recused from attending special board meetings held in connection with the strategic review process, as more fully described in the Notice of Special Shareholder Meeting and Management Proxy Circular of BCE Inc. dated August 7, 2007 in respect of the special meeting of shareholders held on September 21, 2007 (the BCE Special Meeting Proxy Circular).

THE HONOURABLE EDWARD C. LUMLEY, P.C.[2] Ontario, Canada

VICE-CHAIRMAN, BMO NESBITT BURNS INC. (INVESTMENT BANK) (SINCE DECEMBER 1991)

DATE JOINED BOARD & ATTENDANCE DURING 2007	OWNERSHIP AT MARCH 5, 2008
January 2003	REGULARLY SCHEDULED	SPECIAL	9,150 BCE Inc. common shares 19,916 BCE Inc. deferred share units 724 Bell Aliant Income Fund units
	7/7	15/16

OTHER CURRENT PUBLIC BOARD DIRECTORSHIPS	COMMITTEE APPOINTMENTS AND ATTENDANCE DURING 2007
Canadian National Railway Company	1996 - present		REGULARLY SCHEDULED	SPECIAL
Dollar-Thrifty Automotive Group	1997 - present	CGC	4/4	2/3

JUDITH MAXWELL, C.M. Ontario, Canada

RESEARCH FELLOW, CANADIAN POLICY RESEARCH NETWORKS INC. (NON-PROFIT ORGANIZATION CONDUCTING RESEARCH ON WORK, FAMILY, HEALTH, SOCIAL POLICY AND PUBLIC INVOLVEMENT) (SINCE FEBRUARY 2006)

Past Occupation

Ms. Maxwell was founder and President of Canadian Policy Research Networks Inc. from 1995 to January 2006.

DATE JOINED BOARD & ATTENDANCE DURING 2007	OWNERSHIP AT MARCH 5, 2008
January 2000	REGULARLY SCHEDULED	SPECIAL	915 BCE Inc. common shares 18, 113 BCE Inc. deferred share units 72 Bell Aliant Income Fund units
	7/7	15/16

OTHER CURRENT PUBLIC BOARD DIRECTORSHIPS	COMMITTEE APPOINTMENTS AND ATTENDANCE DURING 2007
N/A		REGULARLY SCHEDULED	SPECIAL
	Audit	5/5	1/1

JOHN HECTOR McARTHUR Massachusetts, United States of America

DEAN EMERITUS, HARVARD UNIVERSITY GRADUATE SCHOOL OF BUSINESS ADMINISTRATION (SINCE JUNE 1995)

DATE JOINED BOARD & ATTENDANCE DURING 2007	OWNERSHIP AT MARCH 5, 2008
May 1995	REGULARLY SCHEDULED	SPECIAL	889 BCE Inc. common shares 45, 455 BCE Inc. deferred share units
	7/7	16/16

OTHER CURRENT PUBLIC BOARD DIRECTORSHIPS	COMMITTEE APPOINTMENTS AND ATTENDANCE DURING 2007
AES Corporation KOC Holdings, A.S. (Turkey)	1997 - present 1999 - present		REGULARLY SCHEDULED	SPECIAL
		CGC	4/4	3/3
		MRCC	4/4	2/2

THOMAS CHARLES O’NEILL, F.C.A. Ontario, Canada

CORPORATE DIRECTOR (SINCE OCTOBER 2002) AND CHARTERED ACCOUNTANT

DATE JOINED BOARD & ATTENDANCE DURING 2007	OWNERSHIP AT MARCH 5, 2008
January 2003	REGULARLY SCHEDULED	SPECIAL	2,745 BCE Inc. common shares 10,446 BCE Inc. deferred share units 217 Bell Aliant Income Fund units
	7/7	15/16

OTHER CURRENT PUBLIC BOARD DIRECTORSHIPS	COMMITTEE APPOINTMENTS AND ATTENDANCE DURING 2007
Adecco S.A. Loblaw Companies Limited Nexen Inc.	2004 - present 2003 - present 2002 - present		REGULARLY SCHEDULED	SPECIAL
		Audit (Chair)	5/5	1/1

JAMES ALLEN PATTISON, O.C., O.B.C.[3] British Columbia, Canada

CHAIRMAN AND CHIEF EXECUTIVE OFFICER, THE JIM PATTISON GROUP (DIVERSIFIED CONSUMER-ORIENTED COMPANY) (SINCE MAY 1961)

DATE JOINED BOARD & ATTENDANCE DURING 2007	OWNERSHIP AT MARCH 5, 2008
February 2005	REGULARLY SCHEDULED	SPECIAL	91,500 BCE Inc. common shares 13, 775 BCE Inc. deferred share units 7,250 Bell Aliant Income Fund units
	7/7	14/16

OTHER CURRENT PUBLIC BOARD DIRECTORSHIPS	COMMITTEE APPOINTMENTS AND ATTENDANCE DURING 2007
Canfor Corporation Brookfield Asset Management	2003 – present 2006 – present		REGULARLY SCHEDULED	SPECIAL
		CGC	3/4	3/3

ROBERT CHARLES POZEN Massachusetts, United States of America

CHAIRMAN OF THE BOARD, MFS INVESTMENT MANAGEMENT (GLOBAL INVESTMENT MANAGER) (SINCE FEBRUARY 2004)

Past Occupation

Mr. Pozen served as a visiting professor, Harvard Law School, from 2002 to August 2004

DATE JOINED BOARD & ATTENDANCE DURING 2007	OWNERSHIP AT MARCH 5, 2008
February 2002	REGULARLY SCHEDULED	SPECIAL	111,602 BCE Inc. common shares 39,022 BCE Inc. deferred share units 8,800 Bell Aliant Income Fund units
	7/7	11/16

OTHER CURRENT PUBLIC BOARD DIRECTORSHIPS	COMMITTEE APPOINTMENTS AND ATTENDANCE DURING 2007
Medtronic Inc.	2004 - present		REGULARLY SCHEDULED	SPECIAL
		PFC (Chair)	4/4	N/A
		MRCC	3/4	1/2

MICHAEL JONATHAN SABIA[1] Québec, Canada

PRESIDENT AND CHIEF EXECUTIVE OFFICER (SINCE APRIL 2002), BCE INC. AND CHIEF EXECUTIVE OFFICER (SINCE MAY 2002), BELL CANADA

DATE JOINED BOARD & ATTENDANCE DURING 2007	OWNERSHIP AT MARCH 5, 2008
October 2002	REGULARLY SCHEDULED	SPECIAL	137,571 BCE Inc. common shares 319,506 BCE Inc. deferred share units 6,829 Bell Aliant Income Fund units
	7/7	16/16

OTHER CURRENT PUBLIC BOARD DIRECTORSHIPS	COMMITTEE APPOINTMENTS AND ATTENDANCE DURING 2007
The Thomson Corporation Clearwire Corporation	2006 - present 2005 - present		REGULARLY SCHEDULED	SPECIAL
		N/A	N/A	N/A

PAUL MATHIAS TELLIER, P.C., C.C., Q.C. Québec, Canada

CORPORATE DIRECTOR (SINCE DECEMBER 2004)

Past Occupation

Mr. Tellier was President and Chief Executive Officer of Bombardier Inc. (manufacturer of business jets, regional aircraft and rail transportation equipment) from 2003 to December 2004, and President and Chief Executive Officer of Canadian National Railway Company from 1992 to December 2002.

DATE JOINED BOARD & ATTENDANCE DURING 2007	OWNERSHIP AT MARCH 5, 2008
April 1999	REGULARLY SCHEDULED	SPECIAL	1,555 BCE Inc. common shares 49,158 BCE Inc. deferred share units 123 Bell Aliant Income Fund units
	6/7	14/16

OTHER CURRENT PUBLIC BOARD DIRECTORSHIPS	COMMITTEE APPOINTMENTS AND ATTENDANCE DURING 2007
Rio Tinto PLC Rio Tinto Limited	2007 - present 2007 - present		REGULARLY SCHEDULED	SPECIAL
		PFC	3/4	N/A

VICTOR LEYLAND YOUNG, O.C. Newfoundland and Labrador, Canada

CORPORATE DIRECTOR (SINCE MAY 2001)

DATE JOINED BOARD & ATTENDANCE DURING 2007	OWNERSHIP AT MARCH 5, 2008
May 1995	REGULARLY SCHEDULED	SPECIAL	5,952 BCE Inc. common shares 17,787 BCE Inc. deferred share units 5,500 Bell Aliant Income Fund units
	7/7	14/16

OTHER CURRENT PUBLIC BOARD DIRECTORSHIPS	COMMITTEE APPOINTMENTS AND ATTENDANCE DURING 2007
Imperial Oil Limited Royal Bank of Canada Bell Aliant Income Fund (before July 2006, member of the board of Aliant Inc.)	2002 - present 1991 - present 2002 - present		REGULARLY SCHEDULED	SPECIAL
		Audit	5/5	1/1
		PFC	4/4	N/A

CGC = Corporate Governance Committee, MRCC = Management Resources and Compensation Committee, PFC = Pension Fund Committee

(1)	Mr. Currie, Mr. Fell and Mr. Sabia were directors of Teleglobe Inc. until April 2002. Teleglobe Inc. filed for court protection under insolvency statutes in May 2002.
(2)	Mr. Lumley was a director of Air Canada until October 2004. Air Canada filed for court protection under insolvency statutes on April 1, 2003.
(3)	Mr. Pattison was a director of Livent Inc. until September 1999. Livent Inc. filed for court protection under insolvency statutes in November 1998.

EXECUTIVE OFFICERS

The table below lists BCE’s executive officers, being the 15 members of the Executive Committee of BCE Inc. and Bell Canada, where they lived and the office that they held at BCE on December 31, 2007.

Province and Country of
Name	Residence	Office held at BCE Inc./Bell Canada
Stéphane Boisvert	Québec, Canada	President – Enterprise (Bell Canada)
Ron Close	Ontario, Canada	President – Bell New Ventures (BCE Inc. and Bell Canada)
George A. Cope	Ontario, Canada	President and Chief Operating Officer (Bell Canada)
Kevin W. Crull	Ontario, Canada	President – Residential Services (Bell Canada)
William J. Fox	Ontario, Canada	Executive Vice-President – Communications and Corporate
Development (BCE Inc. and Bell Canada)
Leo W. Houle	Québec, Canada	Chief Talent Officer (BCE Inc. and Bell Canada)
Lawson A.W. Hunter	Ontario, Canada	Executive Vice-President and Chief Corporate Officer (BCE Inc. and
Bell Canada)
Wade Oosterman	Ontario, Canada	President – Bell Mobility and Channels and Chief Brand Officer
(Bell Canada)
Patrick Pichette	Québec, Canada	President – Operations (Bell Canada)
Eugene Roman	Ontario, Canada	Group President – Systems and Technology (Bell Canada)
Michael J. Sabia (1)	Québec, Canada	President and Chief Executive Officer of BCE Inc. – Chief Executive
Officer of Bell Canada
Karen H. Sheriff	Ontario, Canada	President – Small and Medium Business (Bell Canada)
L. Scott Thomson	Québec, Canada	Executive Vice-President – Corporate Development and Planning
(BCE Inc. and Bell Canada)
Martine Turcotte	Québec, Canada	Chief Legal Officer (BCE Inc. and Bell Canada)
Siim Vanaselja	Québec, Canada	Chief Financial Officer (BCE Inc. and Bell Canada)

(1)	Mr. Sabia was a director of Teleglobe Inc. until April 2002. Teleglobe Inc. filed for court protection under insolvency statutes in May 2002.

Past Occupation

All of our executive officers have held their present positions or other executive positions with BCE Inc. or Bell Canada during the past five years or more, except for:

Officer	Past Occupation
Mr. Boisvert	Senior Vice-President, Global Client Solutions Sales – Sun Microsystems Inc. before June 2006
President – Sun Microsystems Canada before January 2005
Mr. Cope	President and Chief Executive Officer - Telus Mobility Inc. before November 2005
Mr. Crull	Senior Vice-President and General Manager – AT&T Mobility before March 2005
Senior Vice-President – Consumer and Small Business – AT&T Inc. from 2001 to 2004
Mr. Fox	Senior Vice-President – Public Affairs of Bombardier Inc. before January 2005
Senior Vice-President – Public Affairs of Canadian National Railway Company before January 2003
Mr. Hunter	Partner with Stikeman Elliott LLP (law firm) before March 2003
Mr. Oosterman	Executive Vice-President, Sales and Marketing – Telus Mobility before December 2005 Chief Marketing Officer – Telus Corporation before December 2005
Mr. Close	President and Chief Executive Officer and Director – Nextair Corporation before February 2005
Mr. Thomson	Vice-President of Mergers and Acquisitions of Goldman, Sachs & Co. in both Toronto and New York before January 2003

DIRECTORS’ AND EXECUTIVE OFFICERS’ SHARE OWNERSHIP

As at March 5, 2008, BCE’s directors and executive officers as a group beneficially owned, directly or indirectly, or exercised control or direction over 1,887,901 common shares (or 0.23%) of BCE Inc.

As at March 5, 2008, BCE’s directors and executive officers as a group also beneficially owned, directly or indirectly, or exercised control or direction over 153,782 units (or 0.12%) of Bell Aliant Income Fund.

Individual share ownership of each director of BCE Inc. is set out above under the heading Our Directors and Officers – Directors.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

BCE Inc. and its subsidiaries have not granted loans or extended credit to any director or executive officer or to individuals who have held these positions during the last fiscal year, or to any of their associates, and to this extent we are compliant with the prohibition under the Sarbanes-Oxley Act.

LEGAL PROCEEDINGS

We become involved in various claims and litigation as a part of our business. This section describes important legal proceedings that you should be aware of. While we cannot predict the final outcome of the claims and litigation described below or of any other pending claims and litigation at March 5, 2008, based on the information currently available and management’s assessment of the merits of such claims and litigation, management believes that the resolution of these claims and litigation will not have a material and negative effect on our consolidated financial position or results of operations. We believe that we have strong defenses and we intend to vigorously defend our position.

LAWSUITS RELATED TO BCE INC.

Privatization Transaction Lawsuit

On June 30, 2007, BCE Inc. announced that it had entered into a definitive agreement providing for the Privatization. Under the terms of the transaction, the Purchaser is to acquire all BCE Inc.’s outstanding common shares at a purchase price of $42.75 per common share and all of BCE Inc.’s outstanding preferred shares (at the prices per share provided for in the definitive agreement, together will all accrued but unpaid dividends on these preferred shares). For more information on the Privatization, see General Development of Our Business.

On September 26, 2007, each of Computershare Trust Company of Canada (Computershare), the trustee under the Bell Canada trust indenture dated April 17, 1996, and CIBC Mellon Trust Company (CIBC Mellon), the trustee under the Bell Canada trust indenture dated July 1, 1976, filed a motion asking the Québec Superior Court to determine whether the Privatization and the Arrangement giving effect thereto would constitute a “reorganization or reconstruction” of Bell Canada as per the terms of the Bell Canada trust indentures dated April 17, 1996 and July 1, 1976, and, if so, the trustees asked the court to declare that the Privatization could not be completed unless approved by Bell Canada and by the trustees as being in no way prejudicial to the interests of the debenture holders under such indentures.

On October 5, 2007, certain debenture holders allegedly representing approximately 15.3% of the senior debentures issued under the Bell Canada trust indenture dated July 1, 1976, 66.9% of the subordinated debentures issued under the Bell Canada trust indenture dated April 17, 1996 and 21.6% of the medium-term debentures issued under the Bell Canada trust indenture dated November 28, 1997, directly and/or through the trustees under these indentures, filed contestations with the Québec Superior Court seeking a declaration that the Arrangement was unfair, oppressive, unfairly prejudicial to and/or unfairly disregarded the interests of such debenture holders and asked the court to refuse to approve and ratify the Arrangement or, alternatively, asked the court to order that a meeting of the holders of debentures be convened to vote as a class on the Arrangement.

On October 19, 2007, the contesting debenture holders described above filed two separate proceedings for an oppression remedy under section 241 of the Canada Business Corporations Act. In their proceeding for an oppression remedy, the contesting debenture holders under the Bell Canada trust indenture dated November 28, 1997 asked the Québec Superior Court to, among other things: (i) declare that the Arrangement and the guarantee by Bell Canada of debt to be issued in connection with the Privatization were oppressive to the interests of the 1997 debenture holders; (ii) restrain Bell Canada from entering into the foregoing guarantee; and (iii) refuse to approve the Arrangement. In their proceeding for an oppression remedy, the contesting debenture holders under the Bell Canada trust indentures dated July 1, 1976 and April 17, 1996 asked the court to, among other things: (i) declare that BCE Inc. and Bell Canada acted in a manner that was oppressive and unfairly prejudicial to the interests of the 1976 and 1996 debenture holders; and (ii) in the event that the court approved the Arrangement, require Bell Canada to redeem the 1976 and 1996 debentures either at their redemption price, where applicable, and otherwise at an amount equal to the net present value of the remaining cash flow, discounted at a rate equal to the yield of a Government of Canada bond with a similar maturity date, as at the time of redemption, together with unpaid interest accrued up to and including the date of payment.

BCE asserted that the basis on which these holders of debentures contested the Privatization and the Arrangement giving effect to it was without merit and that the holders of debentures of Bell Canada and the trustees under the Bell Canada indentures did not have standing to contest the granting of the order by the Québec Superior Court in respect of the Arrangement.

On March 7, 2008 the Court granted an order approving the Arrangement and dismissed all claims asserted by the contesting debenture holders and the trustees identified above. Among other things, the Court declared that (i) the Arrangement did not constitute a “reorganization or reconstruction” of Bell Canada; (ii) the Arrangement conforms with the requirements of the Canada Business Corporations Act and is fair and reasonable; and (iii) the Arrangement is not oppressive or unfairly prejudicial to the interests of the debenture holders.

In the event the contesting debenture holders and/or trustees decide to appeal the Court’s judgements, they have agreed the appeal must be filed with the Québec Court of Appeal by March 17, 2008.

LAWSUITS RELATED TO BELL CANADA

Class Action Concerning Wireless Access Charges

On August 9, 2004, a statement of claim was filed under the Class Actions Act (Saskatchewan) in the Court of Queen’s Bench, Judicial Centre of Regina, Saskatchewan against wireless communications services providers, including Bell Mobility and Aliant Telecom Inc. (Aliant Telecom), by certain alleged customers.

The statement of claim alleged, amongst other things, breach of contract and duty to inform, deceit, misrepresentation, unjust enrichment and collusion, in connection with certain “system access fees” and “system licensing charges” invoiced by wireless communications service providers to their customers. The plaintiffs sought unspecified damages and punitive damages. The Saskatchewan action sought certification of a national class encompassing all customers of wireless communications service providers wherever resident in Canada.

On September 17, 2007, the Court of Queen’s Bench granted certification on the grounds of unjust enrichment only. Bell Mobility sought leave to appeal. However, there were several outstanding motions before the Court, including a motion brought by Bell Mobility alleging that the province of Saskatchewan is not the proper forum for a class action against it because it does not carry on business in such province. The leave to appeal application was being held in abeyance pending determination of these outstanding applications.

The outstanding motions were heard on December 18 and 19, 2007. On February 20, 2008, the court released its decision, dismissing Bell Mobility’s motion that Saskatchewan is not the proper forum. The court, however, granted Rogers and Telus’ motions that class members who have an arbitration clause in their contracts with these companies should not be part of the class.

The court will now issue a certification order which reflects the redefined class. Once the order has been issued, Bell Mobility and the other defendants will pursue their leave to appeal applications.

Purported Class Action Concerning Bell Mobility Billing System

On October 28, 2004, a motion seeking certification to proceed as a class action against Bell Mobility was filed with the Québec Superior Court. In December 2006, identical motions were filed in Ontario, Alberta and British Columbia. The lawsuits were filed on behalf of any person who entered into a contract with Bell Mobility and allege that such persons have unjustly incurred expenses as a result of billing errors made by Bell Mobility following the change of its billing platform.

In addition to the reimbursement of such expenses, the class actions would, if certified, also seek payment in the amount of $100 per class member for inconvenience as well as punitive damages in the amount of $200 per class member in Québec, of general damages in the amount of $500 million with no precise amount claimed as punitive damages in Ontario, and of damages with no precise amount in Alberta and British Columbia.

On July 20, 2007, the Québec Superior Court dismissed the motion seeking certification to proceed as a class action. On August 16, 2007, petitioner filed a notice of appeal and in December 2007 filed a factum with a motion to amend the class description. The motions in the other provinces have been stayed until the judgment rendered in Québec is final.

Class Action Concerning Bell ExpressVu Late Payment Charges

On September 29, 2005, a statement of claim was filed under the Class Proceedings Act, 1992 (Ontario) in the Ontario Superior Court of Justice against Bell ExpressVu by certain alleged customers. The statement of claim alleges that the interest and late payment fees charged by Bell ExpressVu to customers whose accounts are in arrears are in excess of the effective annual rate of interest permitted by certain provisions of the Criminal Code (Canada). The plaintiffs seek an order requiring Bell ExpressVu to repay all interest and late payment fees paid to Bell ExpressVu by the class of plaintiffs. In addition to the reimbursement of such amounts, the class action also seeks payment of punitive damages by Bell ExpressVu in the amount of $10 million.

On February 12, 2008, the court granted the plaintiffs’ motion to certify the action as a class proceeding and certified as a class all former and current customers of Bell ExpressVu who have been charged one or more Administrative Fees (the fees of $19 and $25 charged by Bell ExpressVu beginning January 1, 2003 for the payment of an account after the due date) and have paid those fees up to the date of certification of the proceeding. Bell ExpressVu has filed a motion for summary judgment on the underlying substantive issue that Bell ExpressVu is not violating the Criminal Code. That motion is scheduled to be heard on April 15, 2008.

Vidéotron Litigation

On August 31, 2005, a statement of claim was filed in Québec Superior Court against Bell ExpressVu by Vidéotron ltée., Vidéotron (Régional) ltée and CF Cable TV Inc. (a subsidiary of Vidéotron ltée). In the statement of claim, the plaintiffs have alleged that Bell ExpressVu has failed to adequately protect its system against signal piracy, thereby depriving the plaintiffs of subscribers who, but for their alleged ability to pirate Bell ExpressVu’s signal, would be subscribing to plaintiffs’ services. On November 4, 2005, the plaintiffs amended their statement of claim to increase the amount of damages claimed from $1 million to approximately $49.5 million for profits allegedly lost over the last three years, $314.7 million for alleged future losses and $10 million in punitive damages. Bell ExpressVu filed its defence in November 2006.

Litigation Concerning Bell Distribution Inc. Decision not to Proceed With a Wireless Income Fund Transaction

On March 28, 2006, a statement of claim was filed in the Québec Superior Court against Bell Distribution Inc. (Bell Distribution) by 50 independent dealers that own 78 Bell World retail stores. The plaintiffs alleged that Bell Distribution agreed to proceed with a transaction pursuant to which the independent dealer retail stores and Bell Distribution-owned retail stores would be sold to a Wireless Distribution Income Fund and that Bell Distribution subsequently reneged on this agreement causing damages to the independent dealers; and alternatively, that Bell Distribution’s refusal to allow the independent dealers to proceed to sell their stores and assign the dealer agreements to the Wireless Distribution Income Fund constitutes an abuse of right and is contrary to Bell Distribution’s obligations to act fairly and in accordance with reasonable commercial standards. The plaintiffs seek damages against Bell Distribution in an amount of $135 million. Bell Distribution filed its defence in late fall 2006.

Class Action Concerning Bell Canada and Bell Mobility Late Payment Charges

On June 27, 2006, a motion to obtain the authorization to institute a class action in the Province of Québec was served against Bell Canada and Bell Mobility in the Québec City District of the Québec Superior Court. The lawsuit was filed on behalf of all physical persons and companies in Canada that were billed late payment charges despite the fact that customers allegedly paid amounts owing to Bell Canada and Bell Mobility within the payment period indicated on their bills. On September 28, 2007, Bell Canada and Bell Mobility received an amended motion to obtain the authorization to institute a class action pursuant to which the plaintiff indicated that it intends to act only for customers in the Province of Québec.

On January 10, 2008, the Québec Superior Court issued a judgment granting the plaintiff’s motion and authorizing the institution of a class action against Bell Canada and Bell Mobility. The members of the classes are all physical persons and companies in Québec, of 50 employees or less, who were billed late payment charges since June 21, 2003 after allegedly having made full payment of amounts owing to Bell Canada and/or Bell Mobility to a financial institution and/or, for Bell Mobility’s customers only, by cheque, within the payment period indicated on their bills. The class action seeks an order requiring Bell Canada and Bell Mobility to repay all late payment charges to the members of the classes. In addition to the reimbursement of such amounts, the class action also seeks payment of punitive damages by Bell Canada and Bell Mobility.

LAWSUITS RELATED TO TELEGLOBE

Teleglobe Lending Syndicate Lawsuit

On July 12, 2002, a statement of claim was issued against BCE Inc. in the Ontario Superior Court of Justice by ABN AMRO Bank N.V., Bank of Montreal, Bank of Tokyo-Mitsubishi (Canada), Bayerische Landesbank Girozentrale, BNP Paribas (Canada), La Caisse Centrale Desjardins du Québec, Canadian Imperial Bank of Commerce, Canadian Imperial Bank of Commerce, N.Y. Agency, Citibank, N.A., Credit Suisse First Boston Canada, Credit Suisse First Boston, Export Development Canada, HSBC Bank Canada, JPMorgan Chase Bank, Laurentian Bank of Canada, Merrill Lynch Capital (Canada) Inc., Merrill Lynch Capital Corporation, National Bank of Canada, Royal Bank of Canada, Société Générale, The Bank of Nova Scotia, and The Toronto-Dominion Bank.

The plaintiffs sought damages of US$1.19 billion, plus interest and costs, from BCE Inc. They alleged that these damages are equal to the amount they advanced as members of the Teleglobe Inc. and Teleglobe Holdings (U.S.) Corporation (together referred to in this section as Teleglobe) lending syndicate. The plaintiffs represented approximately 95.2% of the US$1.25 billion that the members of that lending syndicate advanced.

The plaintiffs’ claim is based on several allegations, including that:

  the actions and representations of BCE Inc. and its management, in effect, amounted to a legal commitment that BCE Inc. would repay the advances the court should disregard Teleglobe Inc. as a corporate entity and hold BCE Inc. responsible to repay the advances as Teleglobe’s alter ego.

On September 16, 2003, BCE Inc. filed its statement of defense relating to this action.

On November 2, 2004, two of the plaintiffs, Canadian Imperial Bank of Commerce and Canadian Imperial Bank of Commerce, N.Y. Agency, which had advanced approximately US$104 million to Teleglobe, filed a notice of discontinuance with the court and are therefore no longer plaintiffs in this action.

On May 3, 2005, following the launch of the BNP Paribas (Canada) lawsuit described below, BNP Paribas (Canada), which had advanced approximately US$50 million to Teleglobe, filed a notice of discontinuance with the court and is therefore no longer a plaintiff in this action.

Following these discontinuances, the damages sought by the remaining plaintiffs would now amount to approximately US$1.04 billion, plus interest and costs, representing approximately 83% of the US$1.25 billion that the members of the lending syndicate advanced to Teleglobe.

On June 29, 2006, the plaintiffs filed an amended statement of claim in this lawsuit to add certain allegations of material misrepresentations regarding Teleglobe’s business plan.

BNP Paribas (Canada) Lawsuit

On December 23, 2004, BNP Paribas (Canada), a former plaintiff in the Teleglobe lending syndicate lawsuit action against BCE Inc., filed a statement of claim with the Ontario Superior Court of Justice. The action is against BCE Inc. and five former directors of Teleglobe Inc. The statement of claim was served on the defendants, subject to their right of challenging jurisdiction, on April 20, 2005. The statement of claim alleges:

  oppression against the former directors

  breach of contract against BCE Inc.

BNP Paribas (Canada) seeks US$50 million in damages. Teleglobe Inc. was at the relevant time a subsidiary of BCE Inc. Pursuant to standard policies and subject to applicable law, the five former directors of Teleglobe Inc. are entitled to seek indemnification from BCE Inc. in connection with this lawsuit.

On September 15, 2005, the defendants filed a motion challenging the Ontario Superior Court of Justice’s jurisdiction on the basis that Québec is the only convenient forum for adjudication of the plaintiff’s claims.

The court dismissed the motion on August 16, 2006. An appeal was filed by the defendants and on August 7, 2007, the Ontario Court of Appeal dismissed the appeal. On November 20, 2007, the defendants filed their statement of defence.

Teleglobe Unsecured Creditor Lawsuit

On May 26, 2004, a lawsuit was filed in the United States Bankruptcy Court for the District of Delaware (which is now pending in the District Court for the District of Delaware) against BCE Inc. and ten directors and officers of Teleglobe Inc. and certain of its subsidiaries. The plaintiffs are comprised of Teleglobe Communications Corporation, certain of its affiliated debtors and debtors in possession, and the Official Committee of Unsecured Creditors of these debtors. The lawsuit alleges:

  breach of an alleged funding commitment of BCE Inc. towards the debtors misrepresentation by BCE Inc.

  breach and aiding and abetting breaches of fiduciary duty by the defendants.

The plaintiffs seek an unspecified amount of damages against the defendants.

In March 2006, the plaintiffs filed an amended complaint to add specific factual allegations. Due to an appeal by the defendants of a decision of the court on a preliminary matter, the trial, which was originally scheduled to commence on June 19, 2006, was postponed to a later date to be determined upon the disposition of the appeal of the defendants.

VarTec Lawsuit

On December 2, 2002, VarTec Telecom, Inc. and VarTec Holding Company (together referred to in this section as VarTec) filed a lawsuit against BCE Inc., BCE Ventures Inc. and the President of BCE Ventures Inc. in the United States District Court for the Northern District of Texas (Dallas division) now transferred to the United States District Court for the District of Columbia.

The claim alleges fraud and violation of the anti-fraud provisions of the United States Securities Exchange Act of 1934 relating to VarTec’s purchase of Excelcom, Inc., Excel Telecommunications (Canada) Inc. and Telco Communications Group, Inc. from a Teleglobe Inc. affiliate.

Among other things, the complaint alleges that the defendants misrepresented Teleglobe Inc.’s financial status and its ability to assume certain liabilities related to the transaction. The complaint claims that Teleglobe Inc.’s liabilities to VarTec from the transaction could be more than US$250 million. It also seeks punitive damages, but does not state an amount.

In February 2003, VarTec amended its complaint by removing a series of causes of action previously included in the complaint, including breach of contract, and that the court should disregard Teleglobe Inc. as a corporate entity and hold BCE Inc. responsible for its liabilities as Teleglobe Inc.’s alter ego.

On March 2, 2003, BCE Inc., BCE Ventures Inc. and the President of BCE Ventures Inc. filed a motion:

  to dismiss the action because of improper venue and on the merits for failure to state a claim for which relief may be granted and/or failure to plead fraud claims with sufficient particularity to strike VarTec’s jury demand.

On May 7, 2007 the court issued a minute order denying the motion to dismiss.

On June 7, 2007 BCE Inc., BCE Ventures Inc. and the President of BCE Ventures Inc. filed an answer to VarTec’s amended complaint.

Kroll Restructuring Lawsuit

On February 26, 2003, BCE Inc. was informed that Kroll Restructuring Ltd., in its capacity as interim receiver of Teleglobe Inc., had filed a notice of action in the Ontario Superior Court of Justice against five former directors of Teleglobe Inc. This lawsuit relates to Teleglobe Inc.’s redemption of its third series preferred shares in April 2001 and the retraction of its fifth series preferred shares in March 2001.

The statement of claim was filed on March 26, 2003 and was served to each of the directors in August and September 2003. On April 16, 2004, the defendants filed their statement of defense.

The plaintiff, now Kathy Morgan, in her capacity as plan administrator for Teleglobe Inc., is seeking a declaration that the redemption and retraction were prohibited under the Canada Business Corporations Act and that the five former directors should be held jointly and severally liable to restore to Teleglobe Inc. all amounts paid or distributed on these transactions. These amounts total approximately $661 million, plus interest.

On February 26, 2007, the five former directors filed a third party claim in the Ontario Superior Court of Justice against the former third series preferred shareholders of Teleglobe Inc. As provided by the Canada Business Corporations Act, the third party claim seeks to recover from those former third series preferred shareholders any amounts the former directors may have to restore to Teleglobe Inc. as a result of this lawsuit, on account of the redemption of the third series preferred shares.

While BCE Inc. is not a defendant in this lawsuit, Teleglobe Inc. was a subsidiary of BCE Inc. when the redemption and retraction took place. Under standard policies and subject to applicable law, the five former Teleglobe Inc. directors are entitled to seek indemnification from BCE Inc. in connection with this lawsuit.

Teleglobe Plan Administrator Lawsuit

On November 16, 2005, Kathy Morgan, in her capacity as plan administrator for Teleglobe Inc., filed a lawsuit in the Ontario Superior Court of Justice against BCE Inc. and seven former directors of Teleglobe Inc. The plaintiff is seeking a declaration that Teleglobe Inc. and its creditors have been oppressed by the former directors of Teleglobe Inc. and by BCE Inc. within the meaning of the Canada Business Corporations Act. The plaintiff is also seeking a declaration that the former directors of Teleglobe Inc. breached their fiduciary duty to Teleglobe Inc. and failed to act in accordance with the standard of care prescribed under the Canada Business Corporations Act.

The plaintiff is seeking compensation for oppression in the amount of $3 billion and damages for breach of fiduciary duty in the amount of $3 billion, in each case plus interest and costs.

Teleglobe Inc. was a subsidiary of BCE Inc. when the acts or omissions alleged in the lawsuit would have taken place. Under standard policies and subject to applicable laws, the seven former directors are entitled to seek indemnification from BCE Inc. in connection with this lawsuit.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

BCE Inc.’s directors and certain members of BCE Inc.’s senior management have certain interests in connection with the Privatization discussed under General Development of Our Business – Three-Year History.

DIRECTORS

To our knowledge, our directors beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate, 1,385,234 common shares of BCE Inc. representing approximately 0.17% of the common shares outstanding. All of the common shares held by BCE Inc.’s directors will be treated in the same fashion under the Arrangement as common shares held by any other shareholder of BCE Inc.

Each of the members of the Strategic Oversight Committee (other than the Chair of the Strategic Oversight Committee) will receive a flat fee of $50,000, and the Chair of the Strategic Oversight Committee will receive a flat fee of $100,000, in each case payable in cash by BCE Inc. as compensation for their additional work and efforts in connection with the strategic review process.

Anthony Fell, one of BCE Inc.’s directors, was, up to the end of 2007, the chairman and a director of RBC Dominion Securities Inc., and Victor L. Young, one of BCE Inc.’s directors, is a director of the parent bank of RBC Dominion Securities Inc. Additionally, Edward C. Lumley, one of BCE Inc.’s directors, is also the vice-chair and a director of BMO Nesbitt Burns Inc. Each of RBC Dominion Securities Inc. and BMO Nesbitt Burns Inc. was engaged by BCE Inc. to act as co-financial advisor to the board regarding potential strategic alternatives aimed at enhancing shareholder value, including the provision of financial analysis and advice on structuring, planning and negotiating a transaction and the furnishing of fairness opinions as to the consideration to be received by BCE Inc. shareholders pursuant to the Privatization.

DIRECTOR COMPENSATION TABLE

Current personal share ownership and deferred share units held by BCE Inc.’s directors and payable upon the Arrangement becoming effective at $42.75 per common share or deferred share unit, being the price that will apply to any outstanding BCE Inc. common share upon closing of the Privatization, are presented in the following table.

	Personal ownership of	Personal ownership of
	Common Shares	Common Shares	Vested DSUs	Vested DSUs
Name	(#)(1)	($)(1)	(#)(2)	($)(2)
Bérard, André	1,120	$47,880	26,234	$1,121,484
Brenneman, Ronald A.	38,564	$1,648,611	22,171	$947,804
Currie, Richard J.	1,024,120	$43,781,130	31,401	$1,342,398
Fell, Anthony S.	91,500	$3,911,625	27,526	$1,176,725
Kaufman, Donna Soble	3,049	$130,345	25,766	$1,101,494
Levitt, Brian	2,573	$109,996	47,735	$2,040,684
Lumley, Edward C.	9,150	$391,163	19,916	$851,423
Maxwell, Judith	915	$39,116	18,113	$774,349
McArthur, John	889	$38,005	45,455	$1,943,219
O’Neill, Thomas C.	2,745	$117,349	10,446	$446,555
Pattison, James A.	91,500	$3,911,625	13,775	$588,867
Pozen, Robert C.	111,602	$4,770,985	39,022	$1,668,182
Tellier, Paul M.	1,555	$66,476	49,158	$2,101,518
Young, Victor L.	5,952	$254,448	17,787	$760,390

(1)	None of our directors owned any BCE Inc. preferred shares, except P.M. Tellier who owned 4,000 Series AC preferred shares.
(2)	Deferred share units may be redeemed before the Arrangement becomes effective as a result of retirement from the board. Deferred share units will be payable upon closing of the Privatization, as if the deferred share units had been converted into common shares on that date.

EXECUTIVE OFFICERS

To BCE Inc.’s knowledge, as at March 5, 2008, our executive officers, being the 15 members of the executive committee of BCE Inc. and Bell Canada (including the President and Chief Executive Officer), beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate, 502,669 BCE Inc. common shares, representing approximately 0.06% of BCE Inc.’s outstanding common shares. The number of common shares individually owned is set forth under the executive compensation table below. All of the BCE Inc. common shares held by our executive officers will be treated in the same fashion under the Arrangement as common shares held by any other BCE Inc. shareholder.

Our executive officers hold, in the aggregate, 685,823 deferred share units, all issued under BCE Inc.’s 1997 Share Unit Plan for Senior Executives and Other Key Employees and representing 59.7% of the outstanding deferred share units under such plan. These vested deferred share units were purchased at market prices by the executives who have elected to reinvest in securities of BCE Inc. some or all of their performance bonuses from previous years that would otherwise have been paid in cash. All vested deferred share units held by our executive officers will be treated in the same fashion under the Arrangement as common shares held by any other shareholder of BCE Inc., as if such deferred share units had been converted into common shares on the date of the closing of the Privatization. The consideration payable to our executive officers pursuant to the Arrangement in respect of their outstanding deferred share units is set forth in the executive compensation table below, as of March 5, 2008.

Our executive officers beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate, 5,997,357 stock options (of which 2,678,000 are unvested), representing approximately 34.1% of the stock options outstanding. Under the terms of the Arrangement, each stock option not yet vested at the time the Arrangement becomes effective shall be deemed to vest and be transferred to BCE Inc. in exchange for a cash amount equal to the amount by which $42.75 (being the price that will apply to any common share held by any other BCE Inc. shareholder) exceeds the exercise price of the option. The amounts payable to our executive officers as a result of the Privatization in respect of their unvested stock options are set forth in the executive compensation table below.

Given the uncertainty generally prevailing in potential change of control transactions, the Management Resources and Compensation Committee of the board of directors, as is customary in these circumstances, reviewed various human resource matters, such as retention of key personnel, to ensure that our ability to maintain the business and achieve an optimal outcome for our shareholders would not be damaged by the loss of critical personnel. Following such review, the board of directors, upon the recommendation of the Management Resources and Compensation Committee, approved the implementation of a retention policy and a change in control severance policy.

The retention policy was designed to foster appropriate focus on ongoing operations throughout the strategic review process and for a period following the closing of the Privatization. Upon announcement of the Privatization, all executives except our President and Chief Executive Officer (who declined to participate in the program) became eligible for a fixed retention payment in lieu of their restricted share units granted in 2006 (which is part of our mid-term incentive plan) for the performance period ending December 31, 2007 and that would have otherwise been payable (based on vesting percentage) in early 2008. Such restricted share units were cancelled as of December 31, 2007. In order to determine the retention payment, the Management Resources and Compensation Committee used a formula corresponding to the value of restricted share units already granted to executives plus an additional retention amount, the whole having an aggregate fixed value equal to the greater of (i) 1.25 times the executive’s restricted share units held upon the announcement of the Privatization valued at $42.75 per BCE Inc. common share and (ii) one times the executive’s base salary and target bonus as of the date that the Arrangement comes into effect. This design was used to set a fixed retention amount for each executive at the beginning of the retention period, June 30, 2007, to ensure the effectiveness of the retention policy. The overall value of the retention policy has not changed since June 30, 2007.

Our executives will be eligible for such retention incentive if employed by BCE Inc. or its subsidiaries on the earlier of (i) six months after the closing of the change in control transaction, and (ii) 12 months after the change in control transaction is announced (the retention period). The payment will be made at the end of the retention period, provided that 25% of such payment will be made upon the closing of the change in control transaction if it occurs earlier than the end of the retention period. The Privatization constitutes a “change in control” as defined in this policy. BCE Inc.’s President and Chief Executive Officer declined any payments under this retention policy. The value of the top-up amount payable to our executive officers pursuant to the Arrangement is set forth in the executive compensation table below.

Wade Oosterman, President of Bell Mobility Inc. and Channels as well as Chief Brand Officer, has a passive investment in an affiliated fund of Madison Dearborn Partners which could be an owner of the purchasing entity under the Privatization. At the appropriate time, measures were taken to manage this potential conflict.

EXECUTIVE COMPENSATION TABLE

Current personal share ownership and compensation of the executive officers triggered by the completion of the Arrangement are presented in the following table.

								Value of
			Personal					Retention
		Personal	ownership					beyond
		ownership of	of			Unvested	Unvested	value of
		Common	Common	Vested	Vested	stock	stock	cancelled
		Shares	Shares	DSUs	DSUs	options	options	RSUs
Name	Title	(#)(1)	($)(1)(2)	(#)(3)	($)(3)	(#)(4)	($)(5)	($)(6)
Boisvert,	President –	1,361	$58,182	0	$0	130,000	$1,563,900	$935,176
Stéphane	Enterprise
Close, Ron	President - Bell	6,006	$256,756	4,386	$187,509	0	$0	$1,946,888
	New Ventures
Cope, George A.	President and	132,795	$5,676,986	0	$0	693,000	$9,984,750	$1,800,000
(7)	Chief Operating
	Officer
Crull, Kevin W.	President -	5,594	$239,143	33,576	$1,435,359	155,000	$1,900,150	$3,219,405
	Residential
	Services
Fox, William J.	Executive Vice-	17,656	$754,794	26,473	$1,131,716	110,000	$1,323,300	$946,888
	President -
	Communications
	and Corporate
	Development
Houle, Leo W.	Chief Talent	12,281	$525,012	43,516	$1,860,316	100,000	$1,203,000	$852,197
	Officer
Hunter, Lawson	Executive Vice-	11,430	$488,632	35,714	$1,526,785	130,000	$1,563,900	$1,230,962
A.W.	President and
	Chief Corporate
	Officer
Oosterman,	President - Bell	94,043	$4,020,338	8,697	$371,809	130,000	$1,563,900	$1,257,329
Wade	Mobility Inc. and
	Channels and
	Chief Brand
	Officer
Pichette, Patrick	President –	15,120	$646,380	53,070	$2,268,730	190,000	$2,285,700	$1,230,962
	Operations
Roman, Eugene	Group President	15,757	$673,611	23,819	$1,018,264	130,000	$1,563,900	$1,230,962
(8)	- Systems and
	Technology
Sabia, Michael J.	President and	137,571	$5,881,160	319,506	$13,658,882	450,000	$5,413,500	$0
	Chief Executive
	Officer of BCE
	Inc. – Chief
	Executive
	Officer of Bell
	Canada

Value of
			Personal					Retention
		Personal	ownership					beyond
		ownership of	of			Unvested	Unvested	value of
		Common	Common	Vested	Vested	stock	stock	cancelled
		Shares	Shares	DSUs	DSUs	options	options	RSUs
Name	Title	(#)(1)	($)(1)(2)	(#)(3)	($)(3)	(#)(4)	($)(5)	($)(6)
Sheriff, Karen H.	President - Small	12,021	$513,897	43,514	$1,860,220	130,000	$1,563,900	$1,230,962
and Medium
Business
Thomson, L.	Executive Vice-	12,792	$546,858	30,464	$1,302,329	110,000	$1,323,300	$1,245,777
Scott	President -
Corporate
Development
and Planning
Turcotte,	Chief Legal	16,457	$703,536	23,254	$994,126	110,000	$1,323,300	$946,888
Martine	Officer
Vanaselja, Siim	Chief Financial	11,783	$503,723	39,833	$1,702,873	110,000	$1,323,300	$1,136,271
A.	Officer

(1)	These shares were purchased by the executive officers and were not granted or awarded by BCE Inc. None of BCE Inc.’s executive officers owns any preferred shares.
(2)	Common shares are valued at $42.75 per common share, being the price that will apply to any outstanding BCE Inc. common share upon closing of the Privatization.
(3)

These vested deferred share units were purchased at market prices by the executives who have elected to reinvest in securities of BCE Inc. some or all of their performance bonuses from previous years that would otherwise have been paid in cash. Deferred share units are valued, before applicable withholdings, at $42.75 per unit, being the price that will apply to any BCE Inc. outstanding common share upon closing of the Privatization, as if the deferred share units had been converted into common shares on that date. Deferred share units may be redeemed before the effective date of the Arrangement as a result of employment termination.

(4)	Assuming none of the stock options becoming vested prior to the effective time on the effective date of the Arrangement is exercised.
(5)

Represents the amount that the consideration per common share ($42.75) exceeds the exercise price of the option, before applicable withholdings. The consideration per common share will apply to any outstanding BCE Inc. common share upon closing of the Privatization.

(6)

An amount of $19,210,670 will be payable to BCE Inc.’s executive officers over the actual value of their regular restricted share units which have been cancelled and would have otherwise vested as per the vesting percentage approved by the board. Such retention amounts have been adjusted from previous disclosure to reflect a lower value of restricted share units based on actual vesting, as of December 31, 2007. Accordingly, there has been a change in the proportion attributable to the value of restricted share units which would have vested and the value of additional retention amounts but the overall value of the retention policy fixed on June 30, 2007 remains unchanged at $38,788,311. No changes were made to the retention policy since June 30, 2007. Amounts shown are subject to applicable withholdings.

Mr. Sabia declined any payments under this retention policy. According to his employment agreement, his unvested restricted share units will vest upon completion of the Arrangement, providing an estimated benefit of $6.8 million at a price of $42.75 per common share. Mr. Close was allocated an additional amount for retention purposes.

(7)	The 693,000 options include 443,000 options granted to Mr. Cope to replace non-performance-based options granted by his former employer.
(8)	Mr. Roman will be credited with up to five years of service to qualify for an immediate pension in the event of involuntary termination (for reason other than cause) further to a change in control.

In recognition of their performance and increased responsibilities and workload in connection with the strategic review process, the board at its discretion and upon the recommendation of the Management Resources and Compensation Committee may pay bonuses to certain executives and key employees involved in the transaction in an aggregate amount of up to $25 million (and not exceeding 10% of that amount for any individual). Some of these payments may be awarded to executive officers.

CHANGE OF CONTROL AGREEMENTS

We have also implemented a change in control severance policy for certain designated levels of executives, including the executive officers, pursuant to which such executive officers will be eligible to receive a change in control severance payment in the event of (i) a termination of employment (for reason other than cause) at BCE Inc. or its subsidiaries’ discretion within 24 months following a change in control, (ii) a constructive dismissal within 24 months following a change in control invoked within six months of occurrence of the constructive dismissal event, (iii) a voluntary resignation in the 13th month following a change in control, or (iv) a termination of employment (for reason other than cause) at BCE Inc. or its subsidiaries’ discretion within 12 months prior to a change in control. For executive officers, the severance payment will be equal to 2.5 times their base salary and target bonus (3.0 for Mr. Sabia as per his current contractual arrangement and without duplication). During the severance period, health benefits and life insurance coverage will be maintained (or ceased earlier if benefits are secured elsewhere) and years of pensionable service will be credited for pension calculation purposes. The completion of the Privatization will constitute a “change in control” as defined in this policy. The policy provides for non-competition, non-solicitation, non-disparagement and confidentiality restrictions for a period equal to the duration of the severance benefit.

At the time he was appointed President and Chief Executive Officer in April 2002, Mr. Sabia entered into a written employment agreement with BCE Inc. None of these contractual provisions have changed as a result of the Privatization. For more details, see Report on Executive Compensation – Chief Executive Officer’s Compensation.

INDEMNIFICATION AND INSURANCE OF DIRECTORS AND EXECUTIVE OFFICERS

Pursuant to the definitive agreement, from and after the time that the Arrangement becomes effective, the Purchaser has agreed, and agreed to cause BCE Inc. to, indemnify and hold harmless, to the fullest extent permitted under applicable law (including with respect to the advancement of expenses as incurred), each present and former director, officer, trustee and employee of BCE Inc. and its subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, inquiry, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such indemnified person’s service as a director, officer, trustee or employee of BCE Inc. and/or any of its subsidiaries or services performed by such persons at the request of BCE Inc. and/or any of its subsidiaries at or prior to or following the effective time of the Arrangement.

Prior to the Arrangement becoming effective, BCE Inc. has agreed, and if BCE Inc. is unable to, the Purchaser has agreed to cause BCE Inc. as of the effective time of such Arrangement, to obtain and fully pay the premium for the extension of the directors’, officers’, trustees’ and employees’ liability coverage of BCE Inc.’s and its subsidiaries’ existing directors’, officers’, trustees’ and employees’ insurance policies for a claims reporting or run-off and extended reporting period and claims reporting period of at least six years from and after the effective time of the Arrangement with respect to any claim related to any period or time at or prior to such effective time from an insurance carrier with the same or better credit rating as BCE Inc.’s current insurance carriers with respect to directors’, officers’, trustees’ and employees’ liability insurance, and with terms, conditions, retentions and limits of liability that are no less advantageous to the indemnified persons than the coverage provided under BCE Inc.’s and its subsidiaries’ existing policies. If BCE Inc. for any reason fails to obtain such “run off” insurance policies as of the effective time of the Arrangement, BCE Inc. has agreed to continue to maintain in effect for a period of at least six years from and after such effective time the directors’, officers’, trustees’ and employees’ liability insurance in place as of June 29, 2007, or purchase comparable directors’, officers’, trustees’ and employees’ liability insurance for such six-year period with terms, conditions, retentions and limits of liability that are at least as favourable to the indemnified persons as provided in BCE Inc.’s existing policies as of June 29, 2007.

INTERESTS OF EXPERTS

NAMES OF EXPERTS

Davies Ward Phillips Vineberg LLP and Stikeman Elliott LLP each provided a tax opinion in connection with the BCE Special Meeting Proxy Circular.

BMO Nesbitt Burns Inc., CIBC World Markets Inc., Goldman, Sachs & Co. and RBC Dominion Securities Inc. were engaged as co-financial advisors to the BCE Inc. board of directors, and Greenhill & Co. Canada Ltd. was engaged to act as financial advisor to the Strategic Oversight Committee, regarding potential strategic alternatives aimed at enhancing shareholder value. As described in the BCE Special Meeting Proxy Circular, each such firm delivered to the BCE Inc. board of directors and/or the Strategic Oversight Committee, as the case may be, certain fairness opinions in connection with the Privatization.

More information with respect to the strategic review process and the Privatization can be found under General Development of Our Business - Three-Year History.

INTERESTS OF EXPERTS

As of December 31, 2007, neither Davies Ward Phillips Vineberg LLP or Stikeman Elliott LLP and their respective designated professionals beneficially owned, directly or indirectly, or exercised control or direction over more than 1% of any class of BCE Inc.’s outstanding securities or more than 1% of each class of securities of any of BCE Inc.’s associates or affiliates.

BMO Nesbitt Burns Inc. acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, has, may have had, or may in the future have, positions in the securities of BCE Inc. In addition, BMO Nesbitt Burns Inc., from time to time, may have executed or may execute transactions on behalf of BCE or on behalf of other clients for which BMO Nesbitt Burns Inc. received or may receive compensation. As an investment dealer, BMO Nesbitt Burns Inc. conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to BCE.

CIBC World Markets Inc. acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of BCE Inc. or any of its affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of BCE Inc. and its affiliates.

RBC Dominion Securities Inc. acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of BCE Inc. or any of its associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, RBC Dominion Securities Inc. conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to BCE Inc. or any of its associates and affiliates.

MATERIAL CONTRACTS

 The only contract that is material to BCE Inc. (other than contracts entered into in the ordinary course of business) and that was entered into within the year ended December 31, 2007 or before such year but which is still in effect is the definitive agreement made as of June 29, 2007 between the Purchaser and BCE Inc. (including the schedules thereto), as amended on July 12, 2007. Please refer to BCE Inc.’s material change report dated July 5, 2007 available on SEDAR at www.sedar.com for the particulars of the definitive agreement, which material change report is incorporated herein by reference.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the common shares and preferred shares of BCE Inc. in Canada is Computershare at its principal offices in Montréal and Toronto and in the United States is Computershare Trust Company, Inc. at its principal offices in Denver and New York.

The registrar for BCE Inc.’s debt securities is Computershare Trust Company of Canada, in Montréal, and debt securities may be presented for registration or transfer, at the principal office of Computershare in the cities of Halifax, Montréal, Toronto, Calgary or Vancouver.

The register for Bell Canada’s debentures is kept at the principal office of CIBC Mellon, in Montréal, and facilities for registration, exchange and transfer of the debentures are maintained at the principal offices of CIBC Mellon in Halifax, Montréal, Toronto, Winnipeg, Calgary and Vancouver. The co-registrar for Bell Canada’s series ES debentures is Bank of Montreal Trust Company, in New York, and the series ES debentures may be presented for registration, transfer or exchange at the office of the Bank of Montreal Trust Company in New York.

The register for Bell Canada’s subordinated debentures is kept at the principal office of Computershare Trust Company of Canada, in Montréal, and facilities for registration, exchange and transfer of the subordinated debentures are maintained at the principal offices of Computershare in Halifax, Montréal, Toronto, Calgary and Vancouver.

FOR MORE INFORMATION

DOCUMENTS YOU CAN REQUEST

You can ask us for a copy of any of the following documents:

  this annual information form, together with any document, or the relevant pages of any document, incorporated by reference into it

  BCE Inc.’s most recent annual report, which includes the comparative financial statements and management’s discussion and analysis for the most recently completed financial year together with the accompanying auditors’ report any interim financial statements that were filed after the financial statements for the most recently completed financial year any other documents that are incorporated by reference into a preliminary short form prospectus or a short form prospectus and are not listed above.

Please send your request to the Corporate Secretary of BCE Inc., at 1000, rue de La Gauchetière Ouest, Suite 3700, Montréal, Québec H3B 4Y7.

We will send you the documents at no charge when our securities are being distributed under a preliminary short form prospectus or short form prospectus.

At any other time, we may charge you a reasonable fee if you or the company you work for is not a security holder of BCE Inc.

You can also ask us for a copy of the annual and quarterly management’s discussion and analysis of BCE Inc. by contacting the Senior Vice-President – Finance and Investor Relations of BCE Inc., at 1000 de La Gauchetière Street West, Suite 3700, Montréal, Québec H3B 4Y7 or by sending an e-mail to investor.relations@bce.ca.

OTHER INFORMATION ABOUT BCE INC.

The above documents, as well as BCE Inc.’s annual and quarterly reports and news releases, are also available on BCE Inc.’s website at www.bce.ca.

Additional information relating to BCE Inc. is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Additional financial information is provided in the BCE 2007 MD&A and the BCE 2007 Financial Statements.

Shareholder inquiries	1-800-561-0934
Investor relations	1-800-339-6353

SCHEDULE 1 —STATEMENT OF CORPORATE GOVERNANCE PRACTICES[1]

BOARD OF DIRECTORS

The board has overall responsibility for the supervision of the management of BCE Inc.’s business in our best interests. In exercising this responsibility, the board must act in accordance with a number of rules and standards, including:

  the Canada Business Corporations Act

  the Bell Canada Act

  other laws that apply to telecommunications companies

  laws of general application

  BCE Inc.’s articles and by-laws

  BCE Inc.’s administrative resolution and the written charters of the board and each of its committees

  BCE Inc.’s Code of Business Conduct, Complaint Procedures for Accounting and Auditing Matters and other internal policies.

In 2007, the board held seven regularly scheduled meetings and 16 special meetings. At each regularly scheduled meeting, the directors meet without management and without the non-independent directors. Each such in camera session was chaired by Richard J. Currie, chair of the board of BCE Inc.

Role of the Board of Directors

The board has approved its written mandate, which is attached as Schedule 1A to this annual information form. The mandate can also be found in the governance section of BCE Inc.’s website at www.bce.ca. Some of the duties and responsibilities of the board are first reviewed and recommended by the appropriate committee and then submitted to the full board for its consideration and approval.

The board also established an administrative procedure which sets out rules governing the approval of transactions carried out in the ordinary course of BCE Inc.’s operations. These rules also provide for the delegation of authority and the signing or execution of documents on behalf of BCE Inc.

Measures for receiving feedback from interested parties have also been established by the board. BCE Inc. has a toll-free number for shareholder inquiries (1-888-932-6666) and for investor and general inquiries (1-800-339-6353). Shareholders and other interested parties may also communicate with the board and its Chair by contacting the Corporate Secretary’s Office at corporate.secretariat@bell.ca or 514-786-8424. For any complaints and/or concerns with respect to BCE Inc.’s accounting, internal accounting controls or auditing matters, interested parties should consult BCE Inc.’s Complaint Procedures for Accounting and Auditing Matters on BCE Inc.’s website at www.bce.ca.

The board and each committee may hire outside advisors at BCE Inc.’s expense. With the approval of the Corporate Governance Committee, individual directors may also hire outside advisors.

Composition of the Board of Directors and Nomination of Directors

In terms of the composition of BCE Inc.’s board, the objective is to have a sufficient range of skills, expertise and experience to ensure that the board can carry out its responsibilities effectively. Directors are chosen for their ability to contribute to the broad range of issues with which the board routinely deals.

[1]	You will find a summary of the differences between our governance practices and the New York Stock Exchange governance rules in the governance section of BCE Inc.’s website at www.bce.ca.

The board reviews each director’s contribution and determines whether the board’s size allows it to function efficiently and effectively. The board believes that its current size and range of skills promote effectiveness and efficiency.

The Corporate Governance Committee receives suggestions for board candidates from individual board members, the Chief Executive Officer, shareholders and professional search organizations. On a regular basis, the Corporate Governance Committee reviews the current profile of the board, including average age and tenure of individual directors and the representation of various areas of expertise and experience.

Independence of the Board of Directors

It is the board’s policy that at least a majority of its members must be independent. Acting on the recommendation of the Corporate Governance Committee, the board is responsible for determining whether or not each director is independent. The board analyzes all of the relationships each director has with BCE. To guide this analysis, the board has adopted director independence standards. These standards are consistent with National Instrument 58-101 – Corporate Governance Guidelines and the New York Stock Exchange governance rules and can be reviewed in the governance section of BCE Inc.’s website at www.bce.ca. In general, a director who meets these standards and who does not otherwise have a material relationship with BCE would be considered independent under such rules.

Evaluating the information provided by each director against the independence standards outlined above, the board determined that all of BCE Inc.’s directors (with the exception of BCE Inc.’s President and Chief Executive Officer, Mr. M.J. Sabia) do not have a material relationship with BCE and are considered to be independent under National Instrument 58-101 – Corporate Governance Guidelines and the New York Stock Exchange governance rules. Because he is an officer of BCE Inc., Mr. Sabia is not considered to be independent under these rules.

Certain directors may be partners in or hold other positions with entities that provide legal, financial or other services to BCE. The board has reviewed these relationships and has determined that each of these directors is independent on the basis that:

  the amount of fees received by such entities for services rendered are not material to these entities or to BCE such services are provided on customary commercial terms by these entities and are received by us in the ordinary course of our respective businesses we are at liberty to choose from among other service providers which maintain similar quality standards.

Chair of the Board of Directors

BCE Inc.’s by-laws provide that directors may determine from time to time whether the Chair should be an officer of BCE Inc. or should act solely in a non-executive capacity. Should they decide that the Chair should be an officer acting in an executive capacity, the board must designate one of its members as the “lead director” who is responsible for ensuring that the board can function independently of management.

For the past several years, the board decided that the Chair should be separate from management and appointed as Chair Mr. R.J. Currie. Mr. Currie is not an executive officer of BCE and is considered independent under National Instrument 58-101 – Corporate Governance Guidelines and the New York Stock Exchange governance rules.

The detailed mandate of the board Chair is included in the mandate of the board, which can be found in Schedule 1A and in the governance section of BCE Inc.’s website at www.bce.ca.

Expectations and Personal Commitments of Directors

The board expects all of its members to comply with the BCE Inc.’s Statement of Corporate Governance Principles & Guidelines. Members are also expected to comply with BCE Inc.’s policies that apply to directors and the various board procedures and practices. These procedures include the declaration of interest and changes in principal occupation (see below for details), the conflict of interest guidelines (see below for details), the share ownership guidelines (see below under Directors’ Compensation for details) and the Code of Business Conduct (see below under Ethical Business Conduct for details). The board also expects all of its members to demonstrate beyond reproach personal and professional characteristics. These characteristics include high ethical standards and integrity, leadership, financial literacy and current fluency in their own field of expertise.

The board further expects all of its members to make meaningful commitments during their time as directors of BCE Inc. Each director is expected to participate in the director orientation program and in continuing education and development programs. They are expected to develop and expand a broad, current knowledge of the nature and operation of our major businesses. Similarly, all members are expected to commit the necessary time required to be an effective and fully contributing member of the board and of each board committee on which they serve.

The Corporate Governance Committee is also responsible for administering BCE Inc.’s policy on directors’ attendance at meetings of the board and its committees. Under this policy, the Corporate Secretary must report to the Corporate Governance Committee any director who did not attend at least 75% of the board and committee meetings held in the year.

Directors must follow the procedure for declaration of interest and changes in their principal occupation. The procedure is designed to enable the Corporate Governance Committee to be notified in a timely fashion of any change in a director’s external directorships and principal occupation, and to permit the Corporate Governance Committee to review and consider any possible effect of such a change on the suitability of that director’s continued service as a member of the board. This procedure also states that directors are expected to tender their resignation upon a change in their principal occupation, which only becomes effective when it is accepted by the board upon the recommendation of the Corporate Governance Committee.

BCE Inc.’s conflict of interest guidelines for directors set out how conflict situations will be managed during a board meeting. If a director is deemed to have a conflict of interest because of an interest in a party to a proposed contract or transaction with BCE, then a specific “declaration of interest” is noted in the minutes of the meeting. As well, the conflicted director must abstain from voting on the matter. Depending on circumstances, the director may also withdraw from the meeting while the board deliberates. This procedure is followed on an “as-required” basis.

Orientation and Continuing Education

New directors are given the opportunity to individually meet with members of senior management to aid in their understanding of BCE’s business. The Corporate Governance Committee assists new directors in becoming acquainted with BCE and its governance processes and encourages continuing education opportunities for all members of the board.

All directors have regular access to senior management to discuss board presentations and other matters of interest. We also provide directors with a comprehensive reference manual containing information about our various businesses and special legislation affecting us and our investments. The reference manual also covers the structure and responsibilities of the board and its committees, the legal duties and liabilities of directors, BCE Inc.’s articles and by-laws, Statement of Corporate Governance Principles & Guidelines and other significant policies.

The board adopted guidelines with respect to directors’ attendance at external continuing education programs under which BCE Inc. reimburses the costs of attendance. In recognition of the rapidly changing technology and competitive environment in our business, the board from time to time at regularly scheduled meetings requires management to provide an in-depth review of the business segments in which we operate, as well as our industry in general.

Board of Directors Assessments

As part of its charter, the Corporate Governance Committee develops and oversees a process to enable each director to assess the effectiveness and performance of the board and its Chair, the board committees and their respective Chairs and themselves as a member of the board. The assessment process is conducted through one-on-one meetings. Each director meets first with the Chair of the board to discuss their assessment of the performance of the board as a whole, the performance of each board committee on which they serve, the Corporate Governance Committee Chair (if they serve on the Corporate Governance Committee), and their own performance as a member of the board. Next, each director meets with the Chair of the Corporate Governance Committee to discuss the performance of the Chair of the board and the Chair of each committee (other than the Corporate Governance Committee Chair) on which they serve. To facilitate these meetings, a written guide (approved by the Corporate Governance Committee) is given to each member of the board for their review and use in preparing for these meetings. The guide includes suggestions for topics and questions for discussion at the meetings, including (among others) the board’s responsibilities, its relationship with management, its operations and its composition, committee structure and operations, and materials prepared for board and committee meetings and timeliness of delivery of meeting materials to directors. Following the one-on-one meetings, an in camera session of the board is held at which the board discusses and reviews feedback from the one-on-one meetings and considers the appropriateness of any modifications or enhancements to the effective performance of the board, its committees, the Chair of the board, the respective Chairs of the board committees and individual directors.

COMMITTEES OF THE BOARD OF DIRECTORS

There are four standing committees of the board: the Audit Committee, the Corporate Governance Committee, the Management Resources and Compensation Committee and the Pension Fund Committee. It is BCE Inc.’s policy that each of the Audit Committee, the Management Resources and Compensation Committee and the Corporate Governance Committee must be comprised solely of independent directors. As well, none of the members of the Audit Committee has directly or indirectly accepted any consulting, advisory or other compensatory fee from BCE, other than ordinary director fees. The board has concluded that all of the Audit Committee members are independent under the more stringent audit committee independence tests under Multilateral Instrument 52-110 – Audit Committee and the New York Stock Exchange governance rules.

All Members
Committee	Members	Independent?	Number of Meetings Held in 2007
Audit	T.C. O’Neill (Chair)	Yes	6 (including 1 special meeting)
A. Bérard
A.S. Fell
J. Maxwell
V.L. Young
Corporate Governance	D. Soble Kaufman (Chair)	Yes	7 (including 3 special meetings)
A. Bérard
E.C. Lumley
J.H. McArthur
J.A. Pattison
Management Resources and	R.J. Currie (Chair)	Yes	6 (including 2 special meetings)
Compensation	R.A. Brenneman
A.S. Fell
J.H. McArthur
R.C. Pozen
Pension Fund	R.C. Pozen (Chair)	Yes	4
R.A. Brenneman
B.M. Levitt
P.M. Tellier
V.L. Young

The complete charter of each board committee can be found in the governance section of BCE Inc.’s website at www.bce.ca and the Audit Committee charter is attached as Schedule 1B to this annual information form. As well, the position description of the committee Chairs is detailed in the corresponding committee charter. At each regularly scheduled board meeting, each committee of the board of directors, through the committee Chair, provides a report to the board on its activities.

Audit Committee

The purpose of the Audit Committee is to assist the board in its oversight of:

  the integrity of BCE Inc.’s financial statements and related information

  BCE Inc.’s compliance with applicable legal and regulatory requirements the independence, qualifications and appointment of the external auditor the performance of both the external and internal auditors

  BCE Inc.’s management’s responsibility for reporting on internal controls and risk management.

Members’ Financial Literacy, Expertise and Simultaneous Service

Under the Sarbanes-Oxley Act and related United States Securities and Exchange Commission rules and New York Stock Exchange governance rules, BCE Inc. is required to disclose whether its Audit Committee members include at least one “audit committee financial expert,” as defined by these rules. In addition, Multilateral Instrument 52-110 – Audit Committees and the New York Stock Exchange governance rules require that all audit committee members be financially literate.

The board has determined that all the members of the Audit Committee are financially literate and that at least one of the members of the Audit Committee, being the Chair of the Audit Committee, Mr. T.C. O’Neill, is qualified as an “audit committee financial expert.” The table below indicates the relevant education and experience of all the Audit Committee members.

Relevant Education and Experience

T.C. O’Neill – Chair	Mr. O’Neill has been a director on the BCE Inc. board since January 2003. He is also Chair of the Audit Committee. He was Chairman and Chief Executive Officer of Price Waterhouse Canada from 1996 to 1998. He was Chief Executive Officer of PricewaterhouseCoopers LLP in Canada from 1998 to 2001 and was Chief Operating Officer of PricewaterhouseCoopers LLP Global Organization from 2000 until January 2002. He also served as Chief Executive Officer of PricewaterhouseCoopers Consulting from January 2002 to May 2002 and then as Chairman of the Board until October 2002. A graduate of Queen’s University, Mr. O’Neill received his CA designation in 1970 and was awarded the FCA designation in 1988.
A. Bérard

Mr. Bérard has been a director on the BCE Inc. board since January 2003. He previously served as Chief Executive Officer of the National Bank of Canada from September 1990 to March 2002. He also served as Chairman of the Board at the National Bank of Canada from September 1990 to March 2004. Mr. Bérard holds a Fellow’s Diploma from the Institute of Canadian Bankers and was Chairman of the Executive Council of the Canadian Bankers’ Association from 1986 to 1988.

A.S. Fell

Mr. Fell has been a director on the BCE Inc. board since January 2002. He was Chairman of the Board at RBC Dominion Securities Limited from December 1999 until December 2007. Mr. Fell was also previously the Chairman of the Board and Chief Executive Officer of RBC Dominion Securities Limited from 1992 to December 1999. He is also a director and Chair of the Board of Munich Reinsurance Corporation of Canada. He was also, until June 2005, Chairman of the University Health Network Trustees.

J. Maxwell

Ms. Maxwell has been a director on the BCE Inc. board since January 2000. She is currently a research fellow of the Canadian Policy Research Networks Inc. since January 2006 and served as President from 1995 until January 2006. Prior to this appointment, she was Associate Director of the School of Political Studies at Queen’s University. She acted as Chair of the Economic Council of Canada from 1985 to 1992. Prior to 1985, Ms. Maxwell worked as a consultant and as Director of Policy Studies at the C.D. Howe Institute.

V.L. Young

Mr. Young has been a director on the BCE Inc. board since May 1995. He was Chairman and Chief Executive Officer of Fishery Products International Limited from 1984 until May 2001, earning the distinction of CEO of the Year from the Financial Times in 1994. He also served as Deputy Minister of the Treasury Board and special advisor to the Premier of Newfoundland and Labrador, as well as Chief Executive Officer of Newfoundland Hydro. Mr. Young holds an MBA from the University of Western Ontario.

The New York Stock Exchange governance rules require that if an audit committee member serves simultaneously on the audit committee of more than three public companies, the board of directors must determine and disclose that this simultaneous service does not impair the ability of the member to effectively serve on the audit committee. In addition to serving on BCE Inc.’s Audit Committee, the following Audit Committee members currently serve on the audit committees of the following public companies: Mr. Bérard — Bombardier Inc., Groupe BMTC Inc. and TransForce Inc. and Mr. O’Neill — Nexen Inc., Adecco, S.A., and Loblaw Companies Limited. The board has carefully reviewed the audit committee service of each of Mr. Bérard and Mr. O’Neill and has concluded in each case that these other activities do not impair their ability to effectively serve on BCE Inc.’s Audit Committee. This conclusion is based on the following:

  each is retired and is not involved in professional activities other than sitting on various public corporations’ boards of directors and audit committees each has extensive accounting and financial knowledge and experience, which serves the best interests of BCE Inc.

  each makes valuable contributions to BCE Inc.’s Audit Committee.

External Auditor’s Fees

The table below shows the fees that Deloitte & Touche LLP billed to BCE Inc. and its subsidiaries for various services for each year in the past two fiscal years.

	2007	2006
	(in $ millions)	(in $ millions)

Audit fees (1)	16.2	13.6
Audit-related fees (2)	3.8	5.2
Tax fees (3)	0.8	0.9
Other fees (4)	—	—
Total	20.8(5)	19.7(5)

(1)

These fees include professional services provided by the external auditors for the review of the interim financial statements, statutory audits of the annual financial statements, the audit of the effectiveness of internal control over financial reporting, the review of prospectuses, the review of financial accounting and reporting matters, other regulatory audits and filings and translation services.

(2)	These fees relate to non-statutory audits, due diligence, pension plan audits and the review of financial accounting and reporting matters.
(3)	These fees include professional services for tax compliance, tax advice and assistance with tax audits and appeals.
(4)	These fees include any other fees for permitted services not included in any of the above-stated categories. No such services were provided in the last two fiscal years.
(5)

The amounts of $20.8 million for 2007 and $19.7 million for 2006 reflect fees billed in those fiscal years without taking into account the year to which those services relate. However, total fees for services provided for each fiscal year amounted to $13.5 million in 2007 and $26.7 million in 2006.

Corporate Governance Committee

The purpose of the Corporate Governance Committee is to assist the board in:

  developing and implementing BCE Inc.’s corporate governance guidelines identifying individuals qualified to become members of the board determining the composition of the board and its committees determining the directors’ remuneration for board and committee service developing and overseeing a process to assess the Chair of the board, the board, committees of the board, Chairs of committees, and individual directors reviewing and recommending for board approval BCE Inc.’s policies concerning business conduct, ethics, public disclosure of material information and other matters.

Directors’ Compensation

The Privatization will affect the compensation of our directors in a manner that may differ from the following discussion. See Interest of Management and Others in Material Transactions for a discussion of the treatment of deferred share units and compensation of the members of the Strategic Oversight Committee in connection with the Privatization.

In designing a compensation program for non-management directors, the objective is to ensure that BCE Inc. attracts and retains highly qualified, committed and talented members of the board, with an extensive and relevant breadth of experience, as well as to align the interests of directors with those of its shareholders.

The board sets the compensation of non-management directors based on the Corporate Governance Committee’s recommendations. The Corporate Governance Committee regularly reviews the compensation of non-management directors and recommends to the board such adjustments as it considers appropriate and necessary to recognize the workload, time commitment and responsibility of the board and committee members and to remain competitive with director compensation trends in North America. Any director who is also an employee of BCE Inc. or any of its subsidiaries does not receive any compensation as a director.

The Corporate Governance Committee adopted parameters for the setting of non-management director remuneration which are based on a comparator group which is substantially the same as the applicable publicly traded companies included in the peer group of comparator companies (Canadian and U.S.) that is used by the Management Resources and Compensation Committee to benchmark its executive compensation policy. Within such comparator group, the total compensation of non-management directors is positioned at the same level as our executive compensation (see Executive Compensation — Total Compensation).

Annual Compensation

Directors receive an annual flat fee and do not receive additional retainers or attendance fees. The annual fee for each position is paid on a quarterly basis. The annual fees established for 2007 are set out below. During 2007, directors were entitled to elect to receive their annual 2007 fees in cash or in the form of deferred share units (see Directors’ Share Unit Plan).

Position		Annual Fee
•	Non-management directors who live in Canada	$150,000
•	Two non-management directors who live outside of Canada and who were members of the board when the annual flat fee arrangement was approved in November 2002 (Mr. J.H. McArthur and Mr. R.C. Pozen)	US$150,000
•	Chair of the board, who also currently serves as Chair of the Board of Bell Canada with no additional compensation	$300,000
•	Chair of the Audit Committee	$225,000

Directors’ Share Unit Plan

During 2007 directors were entitled to elect to receive their annual 2007 fees in the form of deferred share units under the Share Unit Plan for Non-Employee Directors (1997). Considering the Privatization, the board determined that effective January 1, 2008, all directors’ annual 2008 fees are payable solely in cash.

Each director has an account where deferred share units are credited and held until the director leaves the board. The number of deferred share units credited to each director’s account is calculated by dividing the amount of the quarterly fee payment by the common share price on the day the credit is made.

Holders of deferred share units are credited additional units that are equal to the dividends declared on BCE Inc.’s common shares. Additional deferred share units are credited to each non-management director’s account on each dividend payment date. The number of deferred share units is calculated using the same rate as the dividends paid on the common shares.

When a director retires from the board, BCE Inc. will buy the same number of common shares on the open market as the number of deferred share units the director holds in the Share Unit Plan for Non-Employee Directors (1997), after deducting appropriate taxes. These shares are then delivered to the former director.

Compensation of Directors of Subsidiary Boards of Directors

The directors’ annual flat fee also compensates non-management directors for their services as directors of subsidiaries whose common shares or units are not publicly traded, including Bell Canada. BCE Inc. directors who sit on boards of directors of subsidiaries whose common shares or units are publicly traded may also receive compensation from such publicly traded subsidiaries.

Minimum Share Ownership Requirement

The board has established a minimum share ownership requirement for non-management directors under which each such director must own at least 10,000 shares or deferred share units. They must meet this requirement within five years of first being elected to the board or November 26, 2002 (when this requirement was adopted), whichever is later. As of the date of this annual information form, all non-management directors had previously met this minimum share ownership requirement.

Management Resources and Compensation Committee

The purpose of the Management Resources and Compensation Committee is:

  to assist the board in its oversight responsibilities concerning compensation, nomination, evaluation, and succession of officers and other management personnel to oversee BCE Inc.’s health and safety policies and practices.

Composition of the Management Resources and Compensation Committee

The Management Resources and Compensation Committee is currently made up of five independent directors: Mr. R.J. Currie (Chair), Mr. R.A. Brenneman, Mr. A.S. Fell, Mr. J.H. McArthur and Mr. R.C. Pozen.

The members of the Management Resources and Compensation Committee have certain interests in connection with the Privatization. For more information, see Interest of Management and Others in Material Transactions.

Compensation Advice

In 2007, BCE Inc. and Bell Canada retained the firms of Towers Perrin and Hewitt Associates to provide expertise and advice in connection with the compensation market review for our executive positions. Towers Perrin also provided expertise and advice on the design of executive compensation programs and policies. BCE Inc. and Bell Canada paid a total of $36,000 to Towers Perrin and $79,479 to Hewitt

Associates for services rendered. Towers Perrin was also used to provide advice on specific compensation issues for other management personnel. BCE Inc. and Bell Canada also retained the services of Exequity, LLP to provide expertise and advice on various human resources matters mainly in connection with the Privatization, such as the design of a retention policy and a change in control severance policy. BCE Inc. and Bell Canada paid a total of US$61,745 to Exequity, LLP for services rendered in 2007.

Compensation of Officers

Please see Officers’ Compensation for information on the compensation of BCE Inc.’s President and Chief Executive Officer, BCE Inc.’s Chief Financial Officer and other officers, and on details of the process by which the board determines the compensation of officers based on the recommendations of the Management Resources and Compensation Committee.

Pension Fund Committee

The purpose of the Pension Fund Committee is to assist the board in its oversight responsibilities related to:

  the administration, funding and investment of BCE Inc.’s pension plans and fund the unitized pooled fund sponsored by BCE Inc. for the collective investment of the fund and the participant subsidiaries’ pension funds.

CHIEF EXECUTIVE OFFICER

BCE Inc.’s Chief Executive Officer has primary responsibility for the management of the business and affairs of BCE Inc. As such, the Chief Executive Officer, subject to the board’s approval, develops BCE Inc.’s strategic and operational orientation. In so doing, the Chief Executive Officer provides leadership and vision for the effective overall management, profitability and growth of BCE Inc., and for increasing shareholder value and ensuring compliance with policies adopted by the board. The Chief Executive Officer is directly accountable to the board for all of BCE Inc.’s activities. The board approved a written position description for the Chief Executive Officer, a copy of which is attached at Schedule 1C to this annual information form and is also available in the governance section of BCE Inc.’s website at www.bce.ca.

ETHICAL BUSINESS CONDUCT

We have an Ethics and Policy Management Group which provides regular reports to the Corporate Governance Committee and the Audit Committee. This group was formed to strengthen our governance practices, our ethics program and our oversight of corporate policies across BCE.

The Ethics and Policy Management Group has responsibility, among others, for:

  the oversight of BCE’s ethics program, including the Code of Business Conduct and ethics training our anonymous 24/7 Employee Help Line that assists employees with any ethical issues our complaint tool allowing for anonymous reporting of issues relating to questionable accounting, internal controls, auditing matters or corporate fraud the oversight of BCE’s corporate policy management framework designed to improve employee awareness and access to some of the core corporate policies and business unit-specific practices, processes and procedures.

Corporate Policies

The most significant corporate-wide policies with respect to business ethics are the Code of Business Conduct, the Complaint Procedures for Accounting and Auditing Matters, the Disclosure Policy and the Auditor Independence Policy. These policies are available in the governance section of BCE Inc.’s website at www.bce.ca.

Code of Business Conduct

Our Code of Business Conduct provides various rules and guidelines for ethical behaviour based on BCE’s values, applicable laws and regulations and corporate policies. The Code of Business Conduct applies to all employees, officers and directors. In recognition of the important role of the directors and senior management personnel in demonstrating their commitment to and support of BCE’s ethics program, as embodied in the values and rules set out in the Code of Business Conduct, the board requires all directors, officers and vice-presidents to certify annually their compliance with the Code of Business Conduct. This certification also confirms their express support for the setting of standards to discourage wrongdoing and to promote honest and ethical conduct throughout the organization.

Our shareholders, customers and suppliers expect honest and ethical conduct in all aspects of our business. Accordingly, we require that employees, officers and directors certify annually that they have reviewed and understood the Code of Business Conduct. In addition, all new employees are required to complete an online training course on the Code of Business Conduct within the first few weeks of being hired.

Employees must also report to their manager any real or potential conflict of interest and, as required, provide written disclosure of such conflict to the Ethics and Policy Management Group. The Ethics and Policy Management Group is responsible for managing conflict of interest issues of employees. In addition to the requirements to comply with the conflict of interest guidelines and procedures set out in the Code of Business Conduct applicable to employees, all officers and vice-presidents are required to disclose to the Ethics and Policy Management Group any potential or actual conflicts of interest. Any actual or potential conflict of interest is resolved by the Ethics and Policy Management Group or the Chief Legal Officer.

BCE Inc. considers it vital that employees have the most effective tools to pose questions or raise issues concerning any ethical dilemma. Our Employee Help Line can be accessed either by telephone or online on a completely anonymous and confidential 24/7 basis, to pose questions or report concerns relating to issues under the Code of Business Conduct. The system is administered by an independent outside firm specializing in the field. Our new support system also provides employees a means to track the progress of their enquiries online, responds to requests for additional information (when required) and provides BCE with an auditable record of issues raised.

Complaint Procedures for Accounting and Auditing Matters

The Audit Committee established procedures for receiving, filing and handling complaints that BCE Inc. or any of its subsidiaries might receive about:

  accounting, internal accounting control or auditing matters evidence of an activity that may constitute corporate fraud, violation of federal or provincial laws, or misappropriation of property that belongs to BCE Inc. or any of its subsidiaries, if such activity is deemed material by the Chief Legal Officer.

The Audit Committee also established “whistleblowing” procedures for confidentially and anonymously submitting concerns from employees about questionable accounting or auditing matters. To this end, BCE developed an internal online web tool that allows all employees to report questionable accounting and auditing practices in complete confidence. This is in addition to the other means of communication available to our employees, such as an Employee Help Line which can be accessed either by telephone or online on a completely anonymous and confidential 24/7 basis.

Disclosure Policy

The board periodically approves policies for communicating with our various stakeholders, including shareholders, employees, financial analysts, governments and regulatory authorities, the media and the Canadian and international communities. The disclosure policy was adopted to govern our communications to the investment community, the media and the general public. This policy was designed to assist us in ensuring that our communications are timely, accurate and broadly disseminated according to the laws that apply to us. Among others, the policy establishes guidelines for the verification of the accuracy and completeness of information disclosed publicly and the “principles of disclosure” with respect to material information, news releases, conference calls and webcasts, electronic communications and rumours. All officers and vice-presidents are required to certify annually their compliance with the disclosure policy.

Auditor Independence Policy

BCE Inc.’s Auditor Independence Policy is a comprehensive policy governing all aspects of BCE Inc.’s relationship with its external auditors, including:

  establishing a process for determining whether various audit and other services provided by the external auditors affect their independence identifying the services that the external auditors may and may not provide to BCE.

  pre-approving all services to be provided by the external auditors of BCE.

  establishing a process outlining procedures when hiring current or former personnel of the external auditors in a financial oversight role to ensure auditor independence is maintained.

Oversight and Reports

The board is responsible for ensuring that BCE’s management creates and supports a culture in which ethical business conduct is recognized, valued and exemplified throughout the organization. The board must also satisfy itself as to the integrity of the Chief Executive Officer, other corporate officers and senior management. Both the Corporate Governance Committee and the Audit Committee support the board in its oversight of BCE’s ethics program. The Corporate Governance Committee has the responsibility for the content of the policies discussed above, while the Audit Committee has the oversight responsibility for compliance with these policies.

The Audit Committee receives a quarterly report prepared by the Ethics and Policy Management Group on the number, nature and scope of issues raised under the Code of Business Conduct and provides details of the complaints received in respect of accounting and auditing matters. This report also details the status of investigations and any follow-up action required. In addition, the Ethics and Policy Management Group provides an annual report to the Audit Committee identifying the officers and vice-presidents who have signed their annual certification statement under the Code of Business Conduct.

The Chair of the Audit Committee is notified by either the Chief Legal Officer or internal audit of any complaints that relate to accounting, internal controls, auditing matters or corporate fraud. The results of any investigation or follow-up action are provided to the Audit Committee.

SCHEDULE 1A — BOARD MANDATE

I.	Purpose
The Board of Directors (“Board”) of BCE Inc. (the “Corporation”) is responsible for the supervision of the management of the business and affairs of the Corporation.
II.	Duties and Responsibilities of the Board

In furtherance of its purpose, the Board assumes the following duties and responsibilities, some of which are initially reviewed and recommended by the applicable Committee of the Board to the full Board for approval:

	A.	Strategy and budget
1.

Ensuring a strategic planning process is in place and approving, on at least an annual basis, a Business Plan which takes into account, among other things, the longer term opportunities and risks of the business;

		2.	Approving the Corporation’s annual operating and capital budgets;
		3.	Reviewing operating and financial performance results in relation to the Corporation’s Business Plan and budgets;
	B.	Governance
1.	Developing the Corporation’s approach to, and disclosure of, corporate governance practices, including developing a “Statement of Corporate Governance Principles and Guidelines” setting out the Board’s expectations and responsibilities of individual Directors, including with respect to attendance at meetings of the Board and of committees of the Board and the commitment of time and energy expected;

		2.	Approving the nomination of Directors to the Board, as well as:
a.	ensuring that a majority of the Corporation’s Directors have no direct or indirect material relationship with the Corporation and determine who, in the reasonable opinion of the Board, are independent pursuant to applicable legislation, regulation and listing requirements;

			b.	developing appropriate qualifications/criteria for the selection of Board members, including criteria for determining Director independence;
			c.	appointing the Board Chair and the Chair and members of each Committee of the Board, in consultation with the relevant Committee of the Board;
		3.	Determining who among the members of the Audit Committee of the Board qualify as an Audit Committee Financial Expert, pursuant to applicable legislation, regulation and listing requirements;

	4.	Providing an orientation program for new Directors to the Board and continuing education opportunities for all Directors;
	5.	Assessing annually the effectiveness and contribution of the Board and the Board Chair, of each Committee of the Board and their respective Chairs and of individual Directors;
	6.	Developing written position descriptions for the Board Chair and the Chair of each Committee of the Board;
C.	Chief Executive Officer, Officers and Compensation and Benefits Policies
	1.	Appointing the Chief Executive Officer and all other Officers of the Corporation;
	2.	Together with the Chief Executive Officer, developing a written position description for the role of the Chief Executive Officer;
3.

Developing the corporate goals and objectives that the Chief Executive Officer is responsible for meeting and reviewing the performance of the Chief Executive Officer against such corporate goals and objectives;

	4.	Approving the Corporation’s compensation policy for Directors;
5.

Approving the Corporation’s compensation and benefits (including pension plans) policy or any changes thereto for Officers and approving, by the independent Directors, all forms of compensation for the Chief Executive Officer, as well as:

		a.	monitoring and reviewing, as appropriate, the administration, funding and investment of the Corporation’s pension plans;
		b.	appointing, or removing, the custodian, trustee, or investment manager(s) for the Corporation’s pension plans and fund(s);
6.

Satisfying itself as to the integrity of the Chief Executive Officer, other Officers and senior management personnel and that the Chief Executive Officer, other Officers and senior management personnel create a culture of integrity throughout the organization;

	7.	Providing stewardship in respect of succession planning, including the appointment, training and monitoring of the Chief Executive Officer, other Officers and senior management personnel;
D.	Risk Management, Capital Management and Internal Controls
	1.	Identifying and assessing the principal risks of the Corporation’s business, and ensuring the implementation of appropriate systems to manage these risks;
	2.	Ensuring the integrity of the Corporation’s internal control system and management information systems and the safeguarding of the Corporation’s assets;

		3.	Reviewing, approving, and as required, overseeing compliance with the Corporation’s Disclosure Policy by Directors, Officers and other management personnel and employees;
		4.	Reviewing, approving and overseeing the Corporation’s disclosure controls and procedures;
5.

Reviewing and approving the Code of Business Conduct of the Corporation with the purpose of promoting integrity and deterring wrongdoing, and encouraging and promoting a culture of ethical business conduct and as required, overseeing compliance with the Corporation’s Code of Business Conduct by Directors, Officers and other management personnel and employees;

	E.	Financial Reporting, Auditors and Transactions
		1.	Reviewing and approving, as required, the Corporation’s financial statements and related financial information;
		2.	Appointing, subject to approval of shareholders, (including terms and review of engagement) and removing of the shareholders’ auditor;
		3.	Appointing (including responsibilities, budget and staffing) and removing of the Corporation’s internal auditor;
		4.	Delegating (to the extent permitted by law) to the Chief Executive Officer, other Officers and management personnel appropriate powers to manage the business and affairs of the Corporation;
	F.	Legal Requirements and Communication
		1.	Overseeing the adequacy of the Corporation’s processes to ensure compliance by the Corporation with applicable legal and regulatory requirements;
		2.	Establishing measures for receiving feedback from shareholders;
	G.	Other
	1.	Reviewing and approving, as required, the Corporation’s environmental policies and ensuing management systems;
	2.	Reviewing, approving, and as required, overseeing Directors, other Officers and management personnel and employees compliance with the Corporation’s health and safety policies and practices;
	3.	Performing any other function as prescribed by law or as not delegated by the Board to one of the Committees of the Board or to management personnel.
BOARD CHAIR
I.	Appointment
The Board shall appoint its Chair from among the Corporation’s Directors.

II.	Duties and Responsibilities of the Board Chair

The Board Chair leads the Board in all aspects of its work and is responsible to effectively manage the affairs of the Board and ensure that the Board is properly organized and functions efficiently. The Board Chair also advises the Chief Executive Officer in all matters concerning the interests of the Board and the relationships between management personnel and the Board.

More specifically, the Board Chair shall:

	A.	Strategy
		1.	Provide leadership to enable the Board to act effectively in carrying out its duties and responsibilities as described in the Board charter and as otherwise may be appropriate;
		2.	Work with the Chief Executive Officer and other Officers to monitor progress on the Business Plan, annual budgets, policy implementation and succession planning;
	B.	Advisor to the Chief Executive Officer
		1.	Provide advice, counsel and mentorship to the Chief Executive Officer and fellow members of the Board;
		2.	In consultation with the Chief Executive Officer, ensure that there is an effective relationship between management personnel and the members of the Board;
	C.	Board structure and management
		1.	Chair the Board meetings;
2.

In consultation with the Chief Executive Officer, the Corporate Secretary’s Office and the Chairs of the Committees of the Board, as appropriate, determine the frequency, dates and locations of meetings of the Board, of Committees of the Board, and of the shareholders;

3.

In consultation with the Chief Executive Officer, and the Corporate Secretary’s Office, review the meeting agendas to ensure all required business is brought before the Board to enable it to efficiently carry out its duties and responsibilities;

		4.	Ensure the Board has the opportunity, at each regularly scheduled meeting, to meet separately without non-independent directors and management personnel present;
		5.	Ensure, in consultation with the Chairs of the Committees of the Board, that all items requiring Board and Committee approval are appropriately tabled;
6.

Ensure the proper flow of information to the Board and review, with the Chief Executive Officer and the Corporate Secretary’s Office, the adequacy and timing of materials in support of management personnel’s proposals;

		7.	In conjunction with the relevant Committee of the Board (and its Chair), review and assess the Directors’ meeting attendance records and the effectiveness and performance of the Board, its Committees (and their Chairs) and individual Directors;
D.	Shareholders
	1.	Chair the annual, and any special meeting, of the shareholders;
	2.	Ensure that all business that is required to be brought before a meeting of shareholders is brought before such meeting.
E.	Other
1.

Exercise the authority of the Chief Executive Officer in the unlikely event that the Chief Executive Officer is absent and is unable to act and action on the part of the Chief Executive Officer is urgently required to protect the interests of the Corporation;

	2.	Carry out special assignments or any functions as requested by the Board.

SCHEDULE 1B — AUDIT COMMITTEE CHARTER

I. PURPOSE
The purpose of the Audit Committee is to assist the Board of Directors in its oversight of:
A.	the integrity of the Corporation’s financial statements and related information;
B.	the Corporation’s compliance with applicable legal and regulatory requirements;
C.	the independence, qualifications and appointment of the shareholders’ auditor;
D.	the performance of the Corporation’s shareholders’ auditor and internal audit; and
E.	management responsibility for reporting on internal controls and risk management.
II. DUTIES AND RESPONSIBILITIES

The Audit Committee shall perform the functions customarily performed by audit committees and any other functions assigned by the Board of Directors. In particular, the Audit Committee shall have the following duties and responsibilities:

A.	FINANCIAL REPORTING AND CONTROL
1.	On a periodic basis, review and discuss with management and the shareholders’ auditor the following:
a.

major issues regarding accounting principles and financial statement presentation, including any significant changes in the Corporation’s selection or application of accounting principles, and major issues as to the adequacy of the Corporation’s internal controls and any special audit steps adopted in light of material control deficiencies;

b.

analyses prepared by management and/or the shareholders’ auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative generally accepted accounting principles methods on the financial statements when such alternatives have been selected in the current reporting period;

	c.	the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Corporation;
	d.	the type and presentation of information to be included in earnings press releases (including any use of pro-forma or adjusted non-generally accepted accounting principles, information).
2.

Meet to review and discuss with management and the shareholders’ auditor, report and, where appropriate, provide recommendations to the Board of Directors on the following prior to its public disclosure:

a.

the annual and interim consolidated financial statements, the Corporation’s disclosure under “Management Discussion and Analysis”, Annual Information Form, earnings press releases, financial information and earnings guidance provided to analysts and rating agencies and the integrity of the financial reporting of the Corporation;

—    In addition to the role of the Audit Committee to make recommendations to the Board of Directors, where the members of the Audit Committee consider that it is appropriate and in the best interest of the Corporation, the interim consolidated financial statements, the interim Corporation’s disclosure under “Management Discussion and Analysis” for interim period and interim earnings press releases and earnings guidance, may also be approved on behalf of the Board of Directors by the Audit Committee, provided that such approval is subsequently reported to the Board of Directors at its next meeting;

b.

any audit problems or difficulties and management’s response thereto, including any restrictions on the scope of the activities of the shareholders’ auditor or access to requested information and any significant disagreements with management.

3.	Review and discuss reports from the shareholders’ auditor on:
	a.	all critical accounting policies and practices used by the Corporation;
b.

all material alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, including the ramifications of the use of such alternate treatments and disclosures and the treatment preferred by the shareholders’ auditor; and

	c.	other material written communications between the shareholders’ auditor and management, and discuss such report with the shareholders’ auditor.
B.	OVERSIGHT OF THE SHAREHOLDERS’ AUDITORS
1.

Be directly responsible for the appointment, compensation, retention and oversight of the work of the shareholders’ auditor and any other auditor preparing or issuing an audit report or performing other audit services or attest services for the Corporation or any consolidated subsidiary of the Corporation, where required and review, report and where appropriate, provide recommendations to the Board of Directors on the appointment, terms and review of engagement, removal, independence and proposed fees of the shareholders’ auditor.

2.

Approve in advance all audit, review or attest engagement fees and terms for all audit, review or attest services to be provided by the shareholders’ auditor to the Corporation and any consolidated subsidiary and any other auditor preparing or issuing an audit report or performing other audit services or attest services for the Corporation or any consolidated subsidiary of the Corporation, where required.

3.

Pre-approve all engagements for permitted non-audit services provided by the shareholders’ auditor to the Corporation and any consolidated subsidiary and to this effect may establish policies and procedures for the engagement of the shareholders’ auditor to provide to the Corporation and any consolidated subsidiary permitted non-audit services, which shall include approval in advance by the Audit Committee of all audit/review and permitted non-audit services to be provided by the shareholders’ auditor to the Corporation and any consolidated subsidiary.

4.

Delegate, if deemed appropriate, authority to one or more members of the Audit Committee to grant pre-approvals of audit/review/attest and permitted non-audit services, provided that any such approvals shall be presented to the Audit Committee at its next scheduled meeting.

5.	Establish policies for the hiring of partners, employees and former partners and employees of the shareholders’ auditor.
6.	At least annually, consider, assess, and report to the Board of Directors on:
	a.	the independence of the shareholders’ auditor, including whether the shareholders’ auditor’s performance of permitted non-audit services is compatible with the shareholders’ auditor’s independence;
b.

obtaining from the shareholders’ auditor a written statement (i) delineating all relationships between the shareholders’ auditor and the Corporation; (ii) assuring that lead audit partner rotation is carried out, as required by law; and (iii) delineating any other relationships that may adversely affect the independence of the shareholders’ auditor; and

	c.	the evaluation of the lead audit partner, taking into account the opinions of management and internal audit.
7.	At least annually, obtain and review a report by the shareholders’ auditor describing:
	a.	the shareholders’ auditor’s internal quality-control procedures;
b.

any material issues raised by the most recent internal quality-control review, or peer review of the shareholders’ auditor firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the shareholders’ auditor firm, and any steps taken to deal with any such issues.

8.	Resolve any disagreement between management and the shareholders’ auditor regarding financial reporting.
9.	Review audit plan with the shareholders’ auditor.
10.	Meet periodically with the shareholders’ auditor in the absence of management and internal audit.
C.	OVERSIGHT OF INTERNAL AUDIT
1.	Review and discuss with the head of internal audit, report and, where appropriate, provide recommendations to the Board of Directors on the following:
	a.	the appointment and mandate of internal audit, including the responsibilities, budget and staffing of the Corporation’s internal audit;
b.

discuss with the head of internal audit the scope and performance of the internal audit, including a review of the annual internal audit plan, and whether there are any restrictions or limitations on internal audit;

c.

obtain periodic reports from the head of internal audit regarding internal audit findings, including the Corporation’s internal controls, and the Corporation’s progress in remedying any material control deficiencies.

2.	Meet periodically with the head of internal audit in the absence of management and the shareholders’ auditor.
D.	OVERSIGHT OF THE CORPORATION’S INTERNAL CONTROL SYSTEM
1.	Review and discuss with management, the shareholders’ auditor and internal audit, monitor, report and, when appropriate, provide recommendations to the Board of Directors on the following:
	a.	the Corporation’s internal control system;
	b.	compliance with the policies and practices of the Corporation relating to business ethics;
	c.	compliance by Directors, Officers and other management personnel with the Corporation’s Disclosure Policy; and
	d.	the relationship of the Audit Committee with other committees of the Board of Directors, management and the Corporation’s consolidated subsidiaries’ audit committees.
2.	Review and discuss with the Chief Executive Officer and Chief Financial Officer of the Corporation the process for the certifications to be provided in the Corporation’s public disclosure documents.
3.	Review, monitor, report and where appropriate, provide recommendations to the Board of Directors on the Corporation’s disclosure controls and procedures.
4.

Establish procedures, for the receipt, retention, and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, including procedures for confidential, anonymous submission by employees regarding questionable accounting or auditing matters.

5.	Meet periodically with management in the absence of the shareholders’ auditor and internal audit.
E.	OVERSIGHT OF THE CORPORATION’S RISK MANAGEMENT
1.	Review, monitor, report and, where appropriate, provide recommendations to the Board of Directors on the following:
	a.	the Corporation’s processes for identifying, assessing and managing risk; and
	b.	the Corporation’s major financial risk exposures and the steps the Corporation has taken to monitor and control such exposures.
F.	OVERSIGHT OF THE CORPORATION’S ENVIRONMENTAL RISKS
1.	Review, monitor, report, and where appropriate, provide recommendations to the Board of Directors on the Corporation’s environmental policy, and environmental management systems.

2.

When appropriate, ensure that the Corporation’s subsidiaries establish an environmental policy, and environmental management systems and review and report thereon to the Board of Directors of the Corporation.

G.	COMPLIANCE WITH LEGAL REQUIREMENTS
1.

Review and discuss with management, the shareholders’ auditor and internal audit, monitor, report and, when appropriate, provide recommendation to the Board of Directors on the adequacy of the Corporation’s process for complying with laws and regulations.

2.	Receive, on a periodic basis, reports from the Corporation’s Chief Legal Officer, with respect to legal issues.
III. EVALUATION OF THE AUDIT COMMITTEE AND REPORT TO BOARD OF DIRECTORS
A.	The Audit Committee shall evaluate and review with the Corporate Governance Committee of the Board of Directors, on an annual basis, the performance of the Audit Committee.
B.	The Audit Committee shall review and discuss with the Corporate Governance Committee of the Board of Directors, on an annual basis, the adequacy of the Audit Committee charter.
C.	The Audit Committee shall report to the Board of Directors periodically on the Audit Committee’s activities.
IV. OUTSIDE ADVISORS

The Audit Committee shall have the authority to engage outside counsel and other outside advisors as it deems appropriate to assist the Audit Committee in the performance of its functions. The Corporation shall provide appropriate funding for such advisors as determined by the Audit Committee.

V. MEMBERSHIP

The Audit Committee shall consist of such number of directors, in no event to be less than three, as the Board of Directors may from time to time by resolution determine. The members of the Audit Committee shall meet the independence, experience and other membership requirements under applicable laws, rules and regulations as determined by the Board of Directors.

VI. AUDIT COMMITTEE CHAIR

The Chair of the Audit Committee shall be appointed by the Board of Directors. The Chair of the Audit Committee leads the Audit Committee in all aspects of its work and is responsible to effectively manage the affairs of the Audit Committee and ensure that it is properly organized and functions efficiently. More specifically, the Chair of the Audit Committee shall:

A.	Provide leadership to enable the Audit Committee to act effectively in carrying out its duties and responsibilities as described elsewhere in this charter and as otherwise may be appropriate;
B.	In consultation with the Board Chair and the Chief Executive Officer, ensure that there is an effective relationship between management and the members of the Audit Committee;
C.	Chair meetings of the Audit Committee;

D.	In consultation with the Chief Executive Officer, the Corporate Secretary’s Office and the Board Chair, determine the frequency, dates and locations of meetings of the Audit Committee;
E.

In consultation with the Chief Executive Officer, the Chief Financial Officer, the Corporate Secretary’s Office and, as required, other Officers, review the meeting agendas to ensure all required business is brought before the Audit Committee to enable it to efficiently carry out its duties and responsibilities;

F.	Ensure, in consultation with the Board Chair, that all items requiring the Audit Committee’s approval are appropriately tabled;
G.

Ensure the proper flow of information to the Audit Committee and review, with the Chief Executive Officer, the Chief Financial Officer, the Corporate Secretary’s Office and, as required, other Officers, the adequacy and timing of materials in support of management’s proposals;

H.

Report to the Board of Directors on the matters reviewed by, and on any decisions or recommendations of, the Audit Committee at the next meeting of the Board of Directors following any meeting of the Audit Committee; and

I.	Carry out any special assignments or any functions as requested by the Board of Directors.
VII. TERM

The members of the Audit Committee shall be appointed or changed by resolution of the Board of Directors to hold office from the time of their appointment until the next annual general meeting of the shareholders or until their successors are so appointed.

VIII. PROCEDURES FOR MEETINGS

The Audit Committee shall fix its own procedure at meetings and for the calling of meetings. The Audit Committee shall meet separately in executive session in the absence of management, internal audit and the shareholders’ auditor, at each regularly scheduled meeting.

IX. QUORUM AND VOTING

Unless otherwise determined from time to time by resolution of the Board of Directors, two members of the Audit Committee shall constitute a quorum for the transaction of business at a meeting. For any meeting(s) at which the Audit Committee Chair is absent, the Chair of the meeting shall be the person present who shall be decided upon by all members present. At a meeting, any question shall be decided by a majority of the votes cast by members of the Audit Committee, except where only two members are present, in which case any question shall be decided unanimously.

X. SECRETARY
Unless otherwise determined by resolution of the Board of Directors, the Corporate Secretary of the Corporation or his/her delegate shall be the Secretary of the Audit Committee.
XI. VACANCIES
Vacancies at any time occurring shall be filled by resolution of the Board of Directors.

XII. RECORDS
The Audit Committee shall keep such records as it may deem necessary of its proceedings and shall report regularly its activities and recommendations to the Board of Directors as appropriate.

SCHEDULE 1C – CHIEF EXECUTIVE OFFICER POSITION DESCRIPTION

The Chief Executive Officer (“CEO”) of BCE Inc. (the “Corporation”) has the primary responsibility for the management of the business and affairs of the Corporation. As such, the CEO shall establish the strategic and operational orientation of the Corporation and in so doing, provide leadership and vision for the effective overall management, profitability, increasing shareholder value and growth of the Corporation and for conformity with policies agreed upon by the Board of Directors of the Corporation (the “Board’). The CEO is directly accountable to the Board for all activities of the Corporation.

More specifically, in collaboration with the Board, the CEO shall:

A.	Leadership
1.

Create a culture within the Company that supports the achievement of strategic and operational objectives by ensuring rigor in the recruitment, selection, individual development and the monitoring of executive team members and other senior management personnel, thus ensuring the Company maintains a strong succession plan

2.	Provide leadership and vision for the Corporation and promote the Corporation’s goal of profitability and growth in a sustainable and responsible manner
3.	Develop an awareness of global trends in the Corporation’s core lines of operations so as to manage rapid technological developments
4.	Promote an environment of customer focus and outstanding customer service so as to respond to the demands of increasingly service oriented markets
B.	Corporate Social Responsibility & Integrity
1.	Develop and maintain a corporate culture that promotes integrity and ethical values throughout the organization, fostering a culture of ethical business conduct
2.	Promote and protect the Corporation’s reputation in its markets and with all customers, communities, and government and regulatory bodies
C.	Strategy, Risks and Budget
1.	Develop and oversee the execution of, and monitor progress of, the Business Plan and the annual operating and capital budgets
2.	Identify, and develop plans to manage, the principal risks with respect to the Corporation and its businesses
D.	Governance & Policies
1.

Oversee the development and implementation of, and compliance with, key corporate policies, including policies regarding corporate governance, social responsibility, risk management and financial reporting, as well as compliance with applicable legal and regulatory requirements

2.

Work in close collaboration with the Board Chair to determine the scheduling of, and agendas for, meetings of the Board and of Committees of the Board so as to ensure that the Board is kept apprised in a timely manner of the business operations and main issues facing the Corporation, and to ensure there is an effective relationship between management and the members of the Board

E.	Business Management
1.	Approve commitments within the limits of delegated approval authorities from the Board and provide general supervision and management of the day-to-day business and affairs of the Corporation
2.	Serve as the Corporation’s chief spokesperson to its principal stakeholders including its shareholders, the financial community, customers, government and regulatory bodies and the public generally
F.	Disclosure
1.	Together with the Disclosure and Compliance Committee and the Chief Financial Officer, ensure appropriate and timely disclosure of material information
2.	Together with the Chief Financial Officer:
	a)	establish and maintain the Corporation’s disclosure controls and procedures through appropriate policies and processes
	b)	establish and maintain the Corporation’s internal controls over financial reporting through appropriate policies and procedures
	c)	develop the process for, and comply with, the certifications to be provided in the Corporation’s public disclosure documents
G.	Other
1.	Carry out any other appropriate duties and responsibilities assigned by the Board.

SCHEDULE 2 – STATEMENT OF EXECUTIVE COMPENSATION

REPORT ON EXECUTIVE COMPENSATION

The executive compensation policy is designed to attract, motivate and retain the executive officers needed to achieve and surpass BCE Inc.’s corporate objectives and to build a company that can capture growth opportunities in our rapidly changing markets and that leads the industry in terms of operational performance and creation of value for our shareholders.

Our compensation philosophy is to offer total compensation that is competitive in the marketplace. To complement this market positioning, we also ensure (for internal equity) that the compensation of each position fairly reflects the responsibilities of that position compared to other positions.

A substantial portion of every executive officer’s cash compensation each year is based on meeting annual corporate performance objectives. In addition, we have in place mid-term and long-term incentive programs. These are mainly in the form of restricted share units and stock options that are designed to:

  compensate and retain executive officers

  link the executive officers’ interests to those of the shareholders encourage executive officers to pursue value-creating opportunities for BCE Inc. by allowing them to participate in the appreciation of share value.

We periodically review our executive compensation policy to make sure that it continues to meet our objectives. This review also includes a specific review of the compensation of the President and Chief Executive Officer and of the executive officers. In this document, executive officers whose compensation is disclosed in the Summary Compensation Table are referred to as the “named executive officers.”

The Privatization of BCE Inc. will affect the compensation of our senior executives in a manner that may differ from the following discussion of the 2007 compensation of our senior executives and related compensation elements. Please refer to the section Interest of Management and Others in Material Transactions for a discussion of the treatment of deferred share units, restricted share units, stock options and other compensation elements in connection with such Privatization and related compensation disclosure.

TOTAL COMPENSATION

In 2007, total compensation consisted of:

  base salary

  annual short-term incentive awards

  mid-term incentive awards

  long-term incentives

  benefits and perquisites, including pension benefits, described under Other Compensation Information.

Total compensation is positioned at the 60th percentile of compensation paid by the group of companies that we compare ourselves against (comparator group). Paying at the 60th percentile of the comparator group means that 40% of the companies in the comparator group pay more, and 60% pay less, for similar positions. We believe this allows us to attract and retain high-performing executives.

Since 2006, base salaries and mid-points have been maintained at their 2005 levels. Base salaries can however be adjusted, as required, to reflect an increase in responsibilities or job scope. In conjunction with the above and in order to preserve our current competitive positioning to the North American market, short-term incentive targets (measured as a percentage of base salary) were increased in 2006 by up to 10% for all executives except for the President and Chief Executive Officer and for the Chief Operating Officer whose targets remained at the same level.

The base salary and the annual short-term incentive are positioned at the 50th percentile (median) and the 75th percentile, respectively. The other components of total compensation are used to bring overall compensation of the executive officers to the 60th percentile. This reflects our objective to put a significant portion of compensation at risk, encouraging the required behaviour for achieving the desired business results.

Since 2004 and in light of the introduction of grants of restricted share units made under a mid-term incentive plan, there is less emphasis on the use of long-term incentive plans under which stock options are granted. For more information on key features of these plans, see Mid-Term Incentive Plan and Long-Term Incentives.

We did not assign specific weightings to any element of the total compensation other than the positioning of base salary, short-term incentive and total compensation value in relation to the market.

The comparator group for 2007 consisted of 46 publicly traded Canadian and U.S. companies. The companies in the comparator group were selected based on one or more of the following criteria: telecommunications/high technology, strategic use of technology, most admired companies and revenues.

Please see Other Compensation Information — Executive Compensation Table for more information on compensation paid to the named executive officers over the past three years.

Base Salary

We determine the base salary of each executive officer within a salary range to reflect the scope and responsibilities of the position as well as individual performance. The mid-point of the salary range corresponds to the median of the comparator group for similar positions. The minimum for the salary range is 20% below the mid-point and the maximum is 20% above.

Annual Short-Term Incentive Awards

The short-term incentive program is designed to support the achievement of corporate objectives and reward executive officers based on Bell Canada’s success. In 2007, the following components of Bell Canada’s performance were used for setting short-term incentive awards:

  EBITDA1 (40%)

  Revenue (25%)

  Working capital2 (5%)

  Customer experience3 (30%).

[1]

EBITDA is intended to be the measure of the amount of cash generated by Bell Canada’s operations and leaves out the costs of financing and impact of taxes (income). In other words, EBITDA is the calculation of our revenues minus expenses related to operations.

[2]

Represents the measure of both Bell Canada’s efficiency and its short-term financial health. The working capital for purposes of the annual short-term incentive is calculated as the movement of the accounts receivables and inventory balances from one point in time to another (December 31, 2006 to December 31, 2007).

[3]

The customer experience measure consists of a short-term component and an operational component that measure a certain number of unique / customized indicators for each Business Unit via transactional customer surveys or operational measures. Indicators were selected because they have an impact on customer loyalty and employees can directly influence them.

The weight of these various metrics is customized based on the 2007 Business Unit business strategy.

This resulted in a Bell Canada corporate performance factor of 61% of the target award which was computed based on total results for Bell Canada.

We determine the annual short-term incentive awards by taking both the corporate performance and the executive officer’s individual contribution into consideration.

In 2007, the individual contribution was evaluated based on the achievement of objectives (results) and the demonstration of leadership behaviour required to drive corporate success (leadership attributes). The individual performance factor may vary between 0 and 200%.

Each year, we set target values for the awards. In 2007, target awards ranged from 50% of base salary for the lowest eligible officer’s position to 125% of base salary for the President and Chief Executive Officer. The lowest target for the named executive officers was 80% of base salary.

On the basis of the above factors, we determine the size of the annual short-term incentive awards. Awards are calculated based on the product of the target award, the corporate performance factor and the individual performance factor. The maximum payout is two times the target award. Awards granted for a year are paid at the beginning of the following year.

Executive officers may participate in the share unit plan for senior executives and other key employees (1997) (Deferred Share Unit Plan) by electing to receive up to 100% of their annual short-term incentive award in deferred share units instead of cash. Considering the upcoming Privatization, we decided that no deferred share units should be granted in early 2008 as payment of 2007 short-term incentive awards. All awards were therefore paid in cash. Please see Deferred Share Unit Plan for more information.

Awards in the form of deferred share units can be used as a means to achieve the mandatory share ownership levels described under Share Ownership Requirements.

Mid-Term Incentive Plan

We may grant to executive officers and other key employees, and those of certain subsidiaries, restricted share units. The Restricted Share Unit Plan is designed to more closely link the compensation of the executives with the achievement of specific financial and operating objectives that are key in supporting the overall business strategy.

Restricted share units are granted for a given performance period based on position and level of contribution.

At any time, the value of one restricted share unit is equal to the value of one BCE Inc. common share. Restricted share units vest according to the vesting schedule relating to the performance period for the award. Under the vesting schedule, restricted share units vest at the end of the performance period subject to meeting pre-set financial and operating objectives directly aligned to specific goals. Restricted share units that are granted during a given performance period are all subject to the same vesting rules and objectives attached to the performance period.

Dividend equivalents in the form of additional restricted share units are credited to the participant’s account on each dividend payment date and are equal in value to the dividend paid on BCE Inc. common shares. These additional restricted share units are subject to the same vesting schedule that applied to the original grant of restricted share units.

At the end of the performance period, we assess the actual performance against the pre-set objectives to determine the percentage of restricted share units that will become vested. Restricted share units become vested on the date the board confirms the percentage of restricted share units that will become vested. All unvested restricted share units as of that date are forfeited. If an employee participating in the plan is terminated prior to the end of the performance period, he must have participated in at least half of the performance period to be entitled to receive his vested restricted share units.

Participants may choose to receive their payment of restricted share units in cash, in BCE Inc. common shares, or a combination of both. We may, however, determine that all or a portion of a participant’s restricted share units is to be paid out in BCE Inc. common shares if he has not met the minimum share ownership requirements described under Share Ownership Requirements. Payment in cash is calculated based on the number of vested restricted share units in the participant’s account times the percentage chosen for payment in cash times the market value of a BCE Inc. common share on the day before the board confirms the vesting percentage (after withholding taxes and any other deductions). For payment in shares, BCE Inc. will buy a number of BCE Inc. common shares on the open market equal to the number of vested restricted share units chosen to be taken in shares (less withholding taxes and any other deductions). Such purchase will occur within 45 days from the day the board confirms the vesting percentage.

In 2006, executives were granted restricted share units for the performance period ending December 31, 2007 (2006-2007 restricted share units). However, upon announcement of the Privatization on June 30, 2007, the executives became eligible for a retention payment in lieu of their 2006-2007 restricted share units. These restricted share units were therefore cancelled in 2007. Mr. Sabia, President and Chief Executive Officer of BCE Inc., declined any payments under the retention policy and as a result retained his restricted share units. For more information on Mr. Sabia’s 2006-2007 restricted share units, see Interest of Management and Others in Material Transactions.

Executives will be eligible to the retention payment if employed by BCE Inc. or its subsidiaries on June 30, 2008, with 25% becoming payable upon the close of the Privatization if earlier. A detailed description of the retention policy is available under Interest of Management and Others in Material Transactions.

LONG-TERM INCENTIVES

Stock Options

We may grant to executive officers and other key employees, as well as those of certain subsidiaries, options to buy BCE Inc. common shares under stock option plans4. Under the BCE Inc. Long-Term Incentive (Stock Option) Program (1999), not more than 50% of the BCE Inc. common shares covered by options under the plan may be granted to insiders who participate in it. We may recommend special grants of stock options to recognize specific achievements or, in some cases, to retain or motivate executive officers and key employees. We may also determine, within the parameters of the stock option plans (see Amendments section) and subject to board approval, the terms and conditions of each grant. The number of outstanding options held by an employee is not taken into account when determining if and how many new options are awarded to him.

In 2007, executives were awarded a grant of stock options for a two-year cycle ending December 31, 2008. These stock options are called the 2007-2008 Multi-year options.

The exercise price is the price at which a common share may be purchased when an option is exercised. Effective June 6, 2007, shareholders approved that the exercise price5 be the higher of the volume weighted average of the trading price per BCE Inc. common share of a board lot of BCE Inc. common shares traded on the Toronto stock exchange: (i) on the trading day prior to the day the grant becomes

[4]

Two stock option plans are in place: the BCE Inc. Long-Term Incentive (Stock Option) Program (1999) and the BCE Inc. Replacement Stock Option Plan (Plan of Arrangement 2000). Both plans are substantially similar in their terms and, unless specifically noted where material differences exist, this section refers to the terms of the BCE Inc. Long-Term Incentive (Stock Option) Program (1999). The BCE Inc. Long-Term Incentive (Stock Option) Program (1985) was terminated on March 7, 2007. There were no outstanding options under such program.

[5]

In the BCE Inc. Replacement Stock Option (Plan of Arrangement 2000), the exercise price was set in direct relation to the value of the optionee’s existing options immediately prior to the effective date of the plan of arrangement in connection with the spin-off of Nortel Networks Inc. by BCE Inc. in 2000.

effective or, if at least one board lot of BCE Inc. common shares has not been traded on such day, then the closing price for the next preceding day for which at least one board lot was so traded; and (ii) for the five consecutive trading days ending on the trading day prior to the day the grant becomes effective. The exercise price of the 2007-2008 Multi-year options which were granted prior to June 2007 is equal to the market value of a BCE Inc. common share on the day before the grant became effective. The grant became effective on the third business day following the board’s confirmation of the grant unless there is undisclosed material information or unless regulatory requirements dictate otherwise, in which cases the grant will become effective at a later date.

Under the terms of our stock option plans, the right to exercise an option accrues or “vests” by 25% per year for four years from the effective date of the grant, unless we determine otherwise.

The stock option plans provide that the term of any option may not exceed 10 years from the effective date of grant. The term of the Multi-year options is six years. If the option holder retires, leaves BCE, dies, or the company he works for is no longer part of BCE, the term may be reduced pursuant to the stock option plan under which it was granted. Options are not assignable by the optionee, except to the optionee’s estate upon the optionee’s death. We may use our discretionary authority under the relevant plan as described under Amendments in order to otherwise alter the terms of the options within the parameters of the relevant plans.

Option holders will lose all of their unexercised options granted after 2001 if they engage in prohibited behaviour after they leave BCE. This includes using our confidential information for the benefit of another employer. In addition, the option holder must reimburse the after-tax profit realized on exercising any options during the twelve-month period preceding the date on which the unfair employment practice began.

Prior to November 1999, some options were granted with related rights to special compensation payments. Special compensation payments are cash payments equal to the excess of the market value of the shares on the day of exercise of the related option over the exercise price of the option. Special compensation payments, if any, are attached to options and are triggered when the options are exercised.

Effective January 1, 2003, we adopted the fair value method of accounting for stock option compensation on a prospective basis.

Change of Control

If there is a change of control of BCE Inc. and the option holder’s employment is terminated within 18 months of the change of control for a reason other than for cause, or if the option holder terminates his employment for good reason, his unvested options can be exercised for a period of 90 days from the date of termination, or for a longer period that we may determine.

In 1999, we introduced special vesting provisions in the event of a change of control. A change of control occurs when:

  another party acquires 50% or more of the outstanding securities of a class of voting or equity securities of BCE Inc.

  the composition of a majority of the BCE Inc.’s board changes for a reason such as a dissident proxy solicitation

  BCE Inc.’s shareholders approve plans or agreements for disposing of all or substantially all of BCE Inc.’s assets, liquidating or dissolving BCE Inc., or in certain cases, merging, consolidating or amalgamating BCE Inc., or we determine that an event is a change of control.

Change of Control or Partial Change of Control of Bell Canada or a Designated Entity

Unvested options of an option holder who is employed in one of our business units, such as Bell Canada or another subsidiary that we identify as a “designated business unit,” will become exercisable if:

  BCE Inc.’s interest in the business unit or subsidiary falls below 50% but remains at least 20%, and the option holder’s employment is terminated within 18 months of the reduction for a reason other than for cause, or if the option holder terminates employment for good reason.

The option holder has up to 90 days from that day, or longer if we so determine, to exercise the options.

If our interest in a designated business unit falls below 20%, option holders who are employed in that business unit may exercise all of their unvested options effective upon the earlier of:

  one year following the reduction in the interest, or

  the day the option holder was terminated.

The option holder has up to 90 days from that day, or longer if we so determine, to exercise the options.

Termination Clauses

The following provisions for early termination apply to stock options, unless we have, for specific circumstances, determined otherwise either at the time an option is granted or later, based on our discretionary authority under the relevant stock option plan. See Amendments for more information.

All non-vested options are forfeited when an employee ceases to be employed by BCE Inc. or an applicable subsidiary. Participants have 30 days following their termination date (without exceeding the original option period) to exercise their vested options. At the end of the 30-day period or as of the expiry date, all outstanding options are forfeited. The same provisions apply when someone dies except that the estate has 12 months instead of 30 days to exercise all vested options (without exceeding the original expiry date).

When an employee retires, options granted after September 2000 continue to vest for three years after retirement. Participants have three years following their retirement date (without exceeding the original expiry date) to exercise their vested options. At the end of the three-year period or on the original expiry date if it is earlier, all outstanding options are forfeited.

For options granted before September 2000 which are already vested, participants have five years following their retirement date (without exceeding the original expiry date) to exercise their vested options. At the end of the five-year period or on the original expiry date if it is earlier, all outstanding options are forfeited.

Amendments

Under the discretionary authority granted to the Management Resources and Compensation Committee under the relevant stock options plans6, we may use such authority to depart from standard vesting provisions, exercise schedules or termination provisions at the time of grant of new options or later on with respect to any outstanding option, without shareholder approval. We may not, without shareholder approval, extend the term of any option beyond 10 years from the original date of grant. In 2007, shareholders approved amendments to the Stock Option Program (1999) to specify which future amendments to the program will require shareholder approval and to implement other ancillary modifications with respect to restriction on the number of shares issued and issuable to insiders.

Deferred Share Unit Plan

The Deferred Share Unit Plan is designed to more closely link the interests of the executive officers to those of the shareholders. Deferred share units may be awarded to certain executive officers and other key employees and those of certain subsidiaries.

Deferred share units have the same value as BCE Inc. common shares. The number and terms of outstanding deferred share units are not taken into account when determining if deferred share units will

[6]	See footnote 4 on page 81.

be awarded and how many deferred share units will be awarded under the plan. Deferred share units vest immediately.

Dividend equivalents in the form of additional deferred share units are credited to the participant’s account on each dividend payment date and are equal in value to dividends paid on BCE Inc. common shares.

Executive officers can choose to have up to 100% of their annual short-term incentive award paid in deferred share units instead of cash. The award is converted into deferred share units based on the market value of a BCE Inc. common share on the day before the award becomes effective. Deferred share units count towards the minimum share ownership requirements, which are described under Share Ownership Requirements.

We may also grant special awards of deferred share units to recognize outstanding achievements or for reaching certain corporate objectives.

Considering the upcoming Privatization, no deferred share units were granted as payment of 2007 short-term incentive awards.

Holders of deferred share units may not redeem their deferred share units while they are employed by a company within the BCE group of companies. Once they leave the BCE group, BCE Inc. will buy a number of BCE Inc. common shares on the open market equal to the number of deferred share units a participant holds in the plan, after withholding taxes and any other deductions. These shares are then delivered to the former employee or to the estate in case of death.

SHARE OWNERSHIP REQUIREMENTS

We believe in the importance of substantial share ownership and our compensation programs are designed to encourage share ownership by executive officers. A minimum share ownership level has been set for each position as a percentage of annual base salary:

  President and Chief Executive Officer — 500%

  Chief Operating Officer — 400%

  Heads of major lines of businesses, and Chief Financial Officer — 300%

  other officers — 200%.

Officers must meet their target within five years (5-year target) of their hire or promotion date with the objective that 50% of their target will be reached within 3 years of such date (3-year target). The 5-year target had to be reached by April 2006 for officers hired or promoted before the implementation of share ownership requirements in April 2001. Share ownership requirements also apply to all Vice-Presidents with a target of 100% of annual base salary.

Direct and indirect holdings of BCE Inc. common shares including shares or deferred share units received under the following programs can be used to reach the minimum share ownership level:

  Deferred Share Unit Plan, described under Deferred Share Unit Plan employees’ savings plan, described in Other Compensation Information — Executive Compensation Table, footnote 6 shares acquired and held by exercising stock options granted under our stock option plans, described under Long-Term Incentives, and shares received upon payment of restricted share units, described under Mid-Term Incentive Plan.

Concrete measures are taken if the 3-year target or the 5-year target is missed. These measures include, but are not limited to, the payment of a portion of the short-term annual incentive award in deferred share units, the payment of restricted share units in shares and, when BCE Inc. stock options are exercised, the requirement to hold BCE Inc. common shares having a market value equal to a portion of the after-tax financial gain resulting from the exercise. These measures remain in effect until the target is reached.

CHIEF EXECUTIVE OFFICER’S COMPENSATION

When Mr. Sabia was appointed President and Chief Executive Officer in 2002, he asked that his current and future base salary and incentive compensation be adjusted to place more weight on variable (at risk) compensation. As a result, we reduced the mid-point of the salary range for the Chief Executive Officer from the median of the comparator group to 90% of that value (adjusted mid-point). At the same time, we increased the target value of the annual short-term incentive from 100% to 125% of base salary to preserve the alignment of the total cash compensation. In 2005, Mr. Sabia’s base salary was set at $1.25 million, the adjusted (90%) mid-point for the comparator group. We did not make any changes to Mr. Sabia’s salary and short-term incentive target in 2007.

We evaluate at the beginning of each year the performance of the Chief Executive Officer for the preceding year based on his contribution to the:

  financial performance of BCE compared to financial targets set at the beginning of the year progress of BCE in reaching its operating and strategic objectives development of the executive team and succession planning

  maintenance of BCE’s leadership in the telecommunications industry.

This year, BCE’s continued focus on execution strengthened its operational foundations and contributed to its improved financial performance, delivering in 2007 an increase in revenues, EBITDA and free cash flow and setting the stage for the $51.7 billion Privatization of BCE Inc. announced mid-2007. The transaction value crystallized the progress made by BCE towards improving cost structure and competitive capabilities, investing in growth platforms and strengthening its brand.

In the area of customer service, steady progress was made this year in driving a higher overall level of customer satisfaction and strengthening the customer relationship.

With respect to talent management, BCE has continued to strengthen the executive team through continuing efforts to improve the company’s execution capabilities through a wide range of executive development and culture change initiatives.

In light of Mr. Sabia’s substantial contribution in all of these areas, we recommended and the board awarded him a short-term incentive award in the amount of $1,906,300 for the year 2007 which was computed based on an individual performance factor of 200%.

As President and Chief Executive Officer, Mr. Sabia received in 2006 a grant of 148,755 2006-2007 restricted share units, which covered the performance period ending December 31, 2007. According to his employment agreement, his restricted share units will vest upon completion of the Privatization. For more information on Mr. Sabia’s 2006-2007 restricted share units, see Interest of Management and Others in Material Transactions.

Mr. Sabia received in 2007 a grant of 450,000 2007-2008 Multi-year options which covers the performance period ending December 31, 2008.

We did not make any changes to Mr. Sabia’s pension arrangements in 2007.

COMPENSATION POLICY OF SUBSIDIARIES

Bell Canada’s compensation policy is the same as BCE Inc.’s.

CONCLUSION

In our view, the total compensation of the named executive officers for 2007, including changes made in June 2007 in the context of the Privatization, was appropriate in supporting the business strategy and very competitive in the marketplace.

Overall, we are confident that our approach to compensation has allowed BCE Inc. to attract, motivate and retain executive officers whose type of leadership is considered essential for success now and in the future, and align their interests with those of our shareholders.

Report presented March 5, 2008 by:

R.J. CURRIE, CHAIR
R.A. BRENNEMAN
A.S. FELL
J.H. MCARTHUR
R.C. POZEN

The Privatization of BCE Inc. will affect the compensation of our senior executives in a manner that may differ from the following discussion of the 2007 compensation of our senior executives and related compensation elements. Please refer to the section Interest of Management and Others in Material Transactions for a discussion of the treatment of deferred share units, restricted share units, stock options and other compensation elements in connection with such Privatization and related compensation disclosure.

OTHER COMPENSATION INFORMATION

This section describes how the named executive officers are compensated, their pension arrangements and termination and other employment arrangements.

EXECUTIVE COMPENSATION TABLE

Compensation information for 2007, 2006 and 2005 for the President and Chief Executive Officer, the Chief Financial Officer and the three most highly compensated executive officers other than the President and Chief Executive Officer and the Chief Financial Officer (our named executive officers) in 2007 is presented in the following table.

Summary Compensation Table

	ANNUAL COMPENSATION				LONG-TERM COMPENSATION
					SECURITIES
					UNDER	SHARES OF	LONG-
					OPTIONS	UNITS	TERM
				OTHER	OR STOCK	SUBJECT	INCENTIVE
NAME AND				ANNUAL	APPRECIATI	TO RESALE	PLAN	ALL OTHER
PRINCIPAL				COMPEN-	ON RIGHTS	RESTRIC-	[LTIP]	COMPEN-
POSITION	YEAR	SALARY	BONUS	SATION	GRANTED	TIONS	PAYOUTS	SATION
		[$]	[$]	[$]	[#]	[#]	[$]	[#]
[1]				[2]	[3]	[4]	[5]	[6]
Michael J. Sabia	2007	1,250,000	1,906,300	131,911	450,000	–	–	472,000
President and Chief	2006	1,250,000	–	114,614	–	91,145	–	310,467
Executive Officer,						deferred
BCE Inc.						share units
Chief Executive						based on
Officer, Bell Canada						$2,800,000
	2005	1,250,000	–	34,700	–	77,205	3,005,053	218,073
						deferred
						share units
						based on
						$2,200,000
Siim A. Vanaselja	2007	526,667	391,700	3,762	110,000	–	–	64,359
Chief Financial	2006	485,000	–	1,613	–	16,512	–	47,199
Officer,						deferred
BCE Inc. and Bell						share units
Canada						based on
						$500,000
	2005	482,500	318,300	315,190	–	–	1,202,033	42,142
George A. Cope	2007	900,000	823,500	2,869	250,000	–	–	161,159
President and Chief	2006	856,154	1,300,000	1,263	443,000	167,349	–	4,070,483
Operating Officer,						share units
Bell Canada						based on
						$4,500,000
	2005	–	–	–	–	–	–	–

	ANNUAL COMPENSATION				LONG-TERM COMPENSATION
					SECURITIES
					UNDER	SHARES OF	LONG-
					OPTIONS	UNITS	TERM
				OTHER	OR STOCK	SUBJECT	INCENTIVE
NAME AND				ANNUAL	APPRECIATI	TO RESALE	PLAN	ALL OTHER
PRINCIPAL				COMPEN-	ON RIGHTS	RESTRIC-	[LTIP]	COMPEN-
POSITION	YEAR	SALARY	BONUS	SATION	GRANTED	TIONS	PAYOUTS	SATION
		[$]	[$]	[$]	[#]	[#]	[$]	[#]
[1]				[2]	[3]	[4]	[5]	[6]
Patrick Pichette	2007	712,500	636,900	3,125	190,000	–	–	89,841
President —	2006	650,000	351,000	815	–	11,591	–	63,031
Operations, Bell						deferred
Canada						share units
						based on
						$351,000
	2005	633,333	–	–	–	17,785	1,302,187	45,168
						deferred
						share units
						based on
						$477,800
Stéphane Boisvert	2007	650,000	634,400	3,651	130,000	–	–	87,073
President —	2006	270,833	520,000	1,046	50,000	–	–	572,644
Enterprise,	2005	–	–	–	–	–	–	–
Bell Canada

1

MR. SABIA was appointed Executive Vice-President of BCE Inc. and Vice-Chairman of Bell Canada on July 3, 2000. On December 1, 2000, he was appointed President of BCE Inc. while maintaining his responsibilities at Bell Canada. On March 1, 2002, he became President and Chief Operating Officer of BCE Inc. and Chief Operating Officer of Bell Canada. He became President and Chief Executive Officer of BCE Inc. on April 24, 2002 and Chief Executive Officer of Bell Canada on May 2, 2002.

MR. VANASELJA was appointed Chief Financial Officer of BCE Inc. on January 15, 2001 and also Chief Financial Officer of Bell Canada on December 13, 2003.

MR. COPE was appointed President and Chief Operating Officer of Bell Canada on January 19, 2006. MR. COPE has been participating in certain stock option and benefit programs since November 18, 2005, being the day his benefits were withdrawn by his former employer.

MR. PICHETTE was appointed Chief Financial Officer of Bell Canada on September 25, 2002. He was appointed Executive Vice-President of Bell Canada on December 1, 2003. On November 1, 2004, he was appointed President — Operations of Bell Canada.

MR. BOISVERT was appointed President – Enterprise of Bell Canada on August 1, 2006.

The main terms of their employment with us are described under Pension Arrangements and Termination and Other Employment Arrangements.

Annual salary increases are generally effective as of March 1 of any given year.

2

This column does not include an amount for perquisites and other personal benefits if the aggregate amount of these total less than $50,000 or 10% of the total of the annual salary and bonus, which is the disclosure threshold set by the laws that apply to us.

For MR. SABIA, perquisites in the amount of $92,393 and $77,559 are included in 2007 and 2006, respectively. These consist mainly of a perquisite allowance in the amount of $90,000 and $59,190 in 2007 and 2006, respectively. Other types of annual compensation are disclosed in this column, as described below. For MR. SABIA, this includes an amount of $18,362 for payment of taxes on an additional life insurance policy of $10 million in his name for 2007, 2006 and 2005.

For MR. VANASELJA, this consists of a special compensation payment of $315,190 in 2005. Please see Long-Term Incentives for details.

3

All options granted in 2007 are 2007-2008 Multi-year options granted under the BCE Inc. Long-Term Incentive (Stock Option) Program (1999). Please see Report on Executive Compensation—Long-Term Incentives for details and the tables under Stock Options.

For 2006, this column includes 443,000 options granted to MR. COPE on November 18, 2005, being the day his benefits were withdrawn by his former employer, to replace non-performance-based options granted by his former employer. These options will vest at 100% on the 3rd anniversary of the grant and expire after 6 years. This column also includes

50,000 2004-2006 Front-loaded options granted to MR. BOISVERT at the time of his hire in 2006. None of the 2004-2006 Front-loaded options vested and MR. BOISVERT’s options were forfeited in early 2007.

We do not grant freestanding stock appreciation rights under our stock option plans.

4

For all the named executive officers except MR. COPE and MR. BOISVERT this column includes deferred share units. Deferred share units have the same value as BCE Inc. common shares. The number of deferred share units awarded was calculated using the closing price of BCE Inc. common shares on the Toronto Stock Exchange on the day preceding the effective date (third business day following the date the award is approved by the board). The dollar amount included in this table is the pre-tax value of the deferred share units on the day the award was effective. This column includes deferred share units granted as payment of the annual short-term incentive award.

Additional deferred share units are credited to each named executive officer’s account on each BCE Inc. common share on the dividend payment date. The number of deferred share units is calculated using the same rate as the dividends paid on our common shares. Please see Report on Executive Compensation — Deferred Share Unit Plan for details. The table below shows the total number of deferred share units that each named executive officer held and their value at December 31, 2007, based on a BCE Inc. common share price of $39.65 at year-end.

	AT DECEMBER 31,
	2007
	TOTAL NUMBER
	OF
	DEFERRED
	SHARE UNITS	TOTAL VALUE
NAME	HELD	$
Michael J. Sabia	316,470	12,548,044
Siim A. Vanaselja	39,454	1,564,383
George A. Cope	–	–
Patrick Pichette	52,565	2,084,220
Stéphane Boisvert	–	–

No additional deferred share units were credited into MR.SABIA’s account since December 31, 2007 except for deferred share units in lieu of dividends on January 15, 2008, for a total number of deferred share units currently held of 319,506, as shown on page 33.

For MR. COPE, this column includes share units granted to him in 2006 outside of the Restricted Share Unit Plan. These share units vested on December 31, 2007. They were not subject to performance vesting as they were granted in replacement of non-performance-based share units from his former employer. They were all paid in cash on January 31, 2008. The terms of the Restricted Share Unit Plan, other than the vesting provisions, applied to the share units granted to MR. COPE.

Restricted share units granted under the Restricted Share Unit Plan are not included in this column as they have performance vesting criteria and qualify as a mid-term incentive. See footnote 5 for cancellation of restricted share units.

5

Executive officers became eligible for a retention payment in lieu of their 2006-2007 restricted share units. These restricted share units were therefore cancelled in 2007. MR. SABIA declined any payments under the retention policy and as a result retained his restricted share units. See Interest of Management and Others in Material Transactions for further details on the retention policy and on MR.SABIA’s restricted share units.

For 2005, this consists of amounts payable under the Restricted Share Unit Plan related to the restricted share units granted in February 2004 for a 2-year performance period ending December 31, 2005 (2004-2005 restricted share units). The vesting of the 2004-2005 grant of restricted share units was based on reaching pre-set operating objectives. The 2004-2005 restricted share units became fully vested on January 31, 2006 when the board confirmed the achievement of all specific operating objectives. The value was determined on the day the restricted share units became vested i.e., January 31, 2006, based on a BCE Inc. share price of $27.38 (the day preceding the vesting date).

MR. SABIA elected to use all of the after-tax proceeds (about $1.5 million) from his 2004-2005 restricted share units to purchase BCE Inc. common shares which he also elected to retain throughout his tenure as President and Chief Executive Officer.

6

For all the named executive officers, amounts in this column include company contributions under the Employees’ Savings Plan.

Under the Employees’ Savings Plan, when employees, including executive officers, elect to contribute up to 6% of their eligible earnings to buy BCE Inc. common shares, BCE Inc. or Bell Canada contributes $1 for every $3 that the employee contributes.

This column also includes payments for life insurance premiums for all of the named executive officers.

For MR. SABIA, it includes an amount of $19,721 for premiums paid in 2007, 2006 and 2005 for an additional life insurance policy of $10 million in his name.

For MR. COPE, it includes an amount of $132,000 and $225,000 for employer contributions to MR. COPE’s defined contribution account in 2007 and 2006, respectively. See Pension Arrangements for further details. Bell Canada required MR. COPE to exercise all vested stock options and dispose of all shares of his former employer prior to his appointment in January 2006. As a result, Bell Canada agreed to compensate him on an after-tax basis for the decrease in share price of his former employer following the announcement of his departure which negatively impacted the gain on the exercise of his stock options and the value of shares he sold for a total amount of $1,717,678 paid in 2006. For 2006, it also includes a hiring incentive of $2,100,000 paid to MR. COPE in 2005. Prior to his appointment, as stipulated in his employment agreement, MR. COPE had met his minimum share ownership target of 4 times annual salary and has agreed to keep the shares while employed by Bell Canada. See Report on Executive Compensation — Share Ownership Requirements for further details.

For MR. BOISVERT, it includes an amount of $69,658 in 2007 for employer contributions to MR. BOISVERT’s defined contribution account. For 2006, it includes a hiring incentive of $400,000 as well as a relocation allowance of $109,350.

In 2007, 2006 and 2005, this also includes the value of additional deferred share units credited in lieu of dividends on BCE Inc. common shares, except for MR. COPE and MR. BOISVERT who do not participate in the Deferred Share Unit Plan. For 2007, 2006 and 2005 respectively, this represents an amount of $410,931, $247,651 and $159,321 for MR. SABIA, $49,551, $27,497 and $25,634 for MR. VANASELJA and $69,413, $44,000 and $22,290 for MR. PICHETTE.

STOCK OPTIONS

The table below shows grants of stock options made to each of the named executive officers under our stock option program for the financial year ended December 31, 2007.

Option/Stock appreciation rights grants during the most recently completed financial year

				MARKET VALUE
				OF
		% OF TOTAL		SECURITIES
		OPTIONS/		UNDERLYING
	SECURITIES	STOCK		OPTIONS/STOCK
	UNDER	APPRECIATION		APPRECIATION
	OPTIONS/STOCK	RIGHTS GRANTED		RIGHTS ON THE
	APPRECIATION	TO	EXERCISE	DATE OF THE
	RIGHTS GRANTED	EMPLOYEES IN	OR BASE PRICE	GRANT
	[#]	FINANCIAL YEAR	[$/SECURITY]	[$/SECURITY]
NAME	[1] [2]	[2]	[3]	[3]	EXPIRATION DATE
Michael J. Sabia	450,000	7.8%	$30.72	$30.72	March 11, 2013
Siim A. Vanaselja	110,000	1.9%	$30.72	$30.72	March 11, 2013
George A. Cope	250,000	4.4%	$30.72	$30.72	March 11, 2013
Patrick Pichette	190,000	3.3%	$30.72	$30.72	March 11, 2013
Stéphane Boisvert	130,000	2.3%	$30.72	$30.72	March 11, 2013

1

In March 2007, all of the executive officers received a grant of 2007-2008 Multi-year options for a two-year period ending December 31, 2008. These options will vest at a rate of 25% per year over a 4-year period as per standard plan provisions. The option period is 6 years.

Each option granted under our stock option plans covers one BCE Inc. common share. No rights to special compensation payments were attached to options granted in 2007. Please see Report on Executive Compensation— Long-Term Incentives for details.

2	These numbers represent stock options. The percentage represents the options granted over the total options granted to employees in 2007. No freestanding stock appreciation rights were granted.
3	The exercise price of the stock options in this table is equal to the closing price of the BCE Inc. common shares on the Toronto Stock Exchange on the day before the grant was effective.

The table below is a summary of all of the stock options that each of the named executive officers exercised under BCE Inc.’s stock option plans in the financial year ended December 31, 2007. It also shows their unexercised options at December 31, 2007.

Aggregated option/stock appreciation rights exercises during the most recently completed financial year and financial year-end option/stock appreciation rights values

				OPTIONS/STOCK		OPTIONS/STOCK
				APPRECIATION		APPRECIATION
	SECURITIES	AGGREGATE		RIGHTS AT		RIGHTS AT
	ACQUIRED	VALUE		DECEMBER		DECEMBER
	ON EXERCISE	REALIZED		31, 2007		31, 2007
	[#]	[$]		[#]		[$]
				[1]		[1] [2]
NAME			EXERCISABLE	UNEXERCISABLE	EXERCISABLE	UNEXERCISABLE
Michael J. Sabia	–	–	1,163,343	450,000	9,433,295	4,018,500
Siim A.
Vanaselja	–	–	308,288	110,000	2,095,884	982,300
George A.
Cope [3]	–	–	–	693,000	–	7,836,450
Patrick Pichette	–	–	401,400	190,000	2,309,524	1,696,700
Stéphane
Boisvert	–	–	–	130,000	–	1,160,900

1	These numbers relate only to stock options. No freestanding stock appreciation rights are granted.
2

An option is “in-the-money” when it can be exercised at a profit. This happens when the market value of the shares is higher than the price at which the options may be exercised. The value of unexercised in-the-money options is calculated using the closing price of a board lot of common shares of BCE Inc. on the Toronto Stock Exchange on December 31, 2007, i.e. $39.65 less the exercise price of those options.

3

For MR. COPE, this includes a grant of 443,000 time vesting options he received on November 18, 2005, being the day his benefits were withdrawn by his former employer, to replace non-performance based options granted by his former employer. These options will vest at 100% on November 18, 2008.

Additional Information with Respect to Security-Based Compensation Plans

Equity Compensation Plan Information

NUMBER OF SECURITIES
REMAINING
AVAILABLE FOR FUTURE
ISSUANCE
	NUMBER OF SECURITIES		UNDER EQUITY
	TO BE ISSUED	WEIGHTED-AVERAGE	COMPENSATION
	UPON EXERCISE OF	EXERCISE	PLANS EXCLUDING
	OUTSTANDING	PRICE OF OUTSTANDING	SECURITIES
	OPTIONS, WARRANTS	OPTIONS,	REFLECTED IN COLUMN
	AND RIGHTS	WARRANTS AND RIGHTS	[A]
PLAN CATEGORY	# [A]	$ [B]	# [C]
Equity compensation plans approved
by securityholders	161,261	17	–[2]
Equity compensation plans not approved
by securityholders[1]	17,536,119	33	39,395,278[3]
Total	17,697,380	33	39,395,278

1

The material features of the BCE Inc. Long-Term Incentive (Stock Option) Program (1999) are provided in the section Report on Executive Compensation— Stock Options and the material features of the BCE Inc. Employees’ Savings Plans (1970) and (2000) are provided in the section Employees’ Savings Plans.

2	The BCE Inc. Long-Term Incentive (Stock Option) Program (1985) was cancelled by the board on March 7, 2007.
3	This number includes 13,513,812 BCE Inc. common shares issuable pursuant to employee subscriptions under the BCE Inc. Employees’ Savings Plans (1970) and (2000).

The following table sets out the number of securities issued and issuable under each of BCE’s security-based compensation arrangements and the number of BCE Inc. common shares underlying outstanding options and percentages represented by each calculated over the number of BCE Inc. common shares outstanding as at December 31, 2007.

	COMMON SHARES		COMMON SHARES		COMMON SHARES UNDER
	ISSUABLE[1]		ISSUED TO DATE		OUTSTANDING OPTIONS
	#	%[2]	#	%[2]	#	%[2]
BCE Inc. Long-Term Incentive (Stock
Option) Program (1999)[3]	43,417,585[4]	5.4%	6,276,320	0.8%	17,536,119[5]	2.2%
BCE Inc. Replacement Stock Option
Plan (Plan of Arrangement 2000)	161,261	–	3,532,830	0.4%	161,261	–
Teleglobe Stock Options[6]	–	–	4,530,294	0.6%	–	–
Employees’ Savings Plans (1970) and	13,513,812[7]	1.7%	16,574,937	2.1%	n/a	n/a
(2000)

1

This number excludes BCE Inc. common shares issued to date and represents the aggregate of BCE Inc. common shares underlying outstanding options and BCE Inc. common shares remaining available for future grants of options and subscriptions under the Employees’ Savings Plans.

2	Outstanding BCE Inc. common shares as at December 31, 2007 = 805,264,816.
3

As at the date of this annual information form, there were 49,693,905 common shares issued and issuable under the Stock Option Program (1999), which represented 6.2% of the then outstanding common shares.

4

Out of a maximum number of issuable BCE Inc. common shares of 50,000,000 under the Stock Option Program (1999) after deduction of 306,095 common shares transferred to and issued or issuable under the BCE Inc. Replacement Stock Option Plan (Plan of Arrangement 2000).

5	As at the date of this annual information form, there were 17,411,964 common shares underlying outstanding options, which represented 2.2% of the then outstanding common shares.
6	All outstanding Teleglobe stock options were exercised or forfeited during 2007.
7	Out of an aggregate maximum number of issuable BCE Inc. common shares of 20,000,000 under the Employees’ Savings Plans (1970) and (2000).

EMPLOYEES’ SAVINGS PLANS7

Employees’ Savings Plans are designed to encourage our employees and those of our participating subsidiaries to own shares of BCE Inc. In most instances, each year, employees who have completed at least 6 months of service and who do not control directly or indirectly 5% or more of the outstanding common shares of BCE Inc. are eligible to participate in the plans and can choose to have up to a certain percentage of their annual eligible earnings withheld through regular payroll deductions to buy BCE Inc. common shares. In some cases, the employer may also contribute up to a maximum percentage of the employee’s annual eligible earnings to the plan. The number of shares which may be issued under the Employees’ Savings Plans to insiders of a participating company, within any one-year period, under all security-based compensation arrangements of BCE Inc. may not exceed 10% of all issued and outstanding BCE Inc. common shares. Each participating company decides on its maximum contribution percentage. Employees can contribute up to 12% of their annual earnings. BCE Inc. or Bell Canada contributes up to 2%. The trustee of the Employees’ Savings Plans buys BCE Inc. common shares for the participants on the open market, by private purchase or from BCE Inc. (issuance of treasury shares). The price of the shares purchased by the trustee on the open market or by private purchase is equal to the value paid by the trustee for such shares. The price for treasury shares (if any) purchased from BCE Inc. is equal to the

7

Two Employees’ Savings Plans are in place: the BCE Inc. Employees’ Savings Plan (1970) and the BCE Inc. Employees’ Savings Plan (2000). The Employees’ Savings Plan (2000), which is intended for employees whose principal employment is in the United States, is not currently in use and thus, there are no accumulated shares currently issued under this plan. The terms of both plans are substantially similar.

weighted average prices of the shares purchased by the trustee on the open market and by private purchase (if any) in the week immediately preceding the week in which the purchase is made from BCE Inc. The purchase price for treasury shares may not be below the market price of the securities, as established pursuant to the plan. All the shares have been purchased on the market in 2007, but we may issue shares from treasury from time to time to fill employee subscriptions. Upon termination of employment, participation in the Employees’ Savings Plans ceases and the participant receives all the shares or the value of such shares in the participant’s account, excluding those purchased by contributions made by the participating company during the year of termination unless the participating company authorizes it. In instances of retirement or death, such entitlement to the company contribution is automatic. Participation in the Employees’ Savings Plans is not assignable.

In 2007, shareholders approved amendments to the BCE Inc. Employees’ Savings Plans (1970) and (2000) to specify which future amendments to the plans would require shareholder approval and to implement another ancillary modification with respect to restriction on the number of shares issued and issuable to insiders.

PENSION ARRANGEMENTS

All of the named executive officers participate in the Bell Canada Pension Plan (Bell Plan). All named executive officers except Mr. Cope and Mr. Boisvert are covered under the defined benefit arrangement of the Bell Plan and they have all entered into supplementary agreements (Defined Benefit Supplementary Executive Retirement Plans). Mr. Cope and Mr. Boisvert are covered under the defined contribution arrangement of the Bell Plan and have also entered into supplementary agreements (Defined Contribution Supplementary Executive Retirement Plans).

Defined Benefit Supplementary Executive Retirement Plans

Under the Defined Benefit Supplementary Executive Retirement Plans, named executive officers receive 1.5 years of pensionable service for every year they serve as an officer. Retirement eligibility is based on the executive officer’s age and years of service. The board may credit additional years of service towards retirement eligibility, pension calculation or both, through a special arrangement.

In general, a named executive officer will receive Supplementary Executive Retirement Plan benefits when he reaches one of the following:

  at least age 55, and the sum of age and service is at least 85 at least age 60, and the sum of age and service is at least 80 age 65 and has 15 years of service.

Pensions are calculated based on pensionable service and pensionable earnings. Pensionable earnings include base salary and short-term incentive awards, up to the target value, whether they are paid in cash or deferred share units. The one-year average of the named executive officer’s best consecutive 36 months of pensionable earnings is used to calculate his pension.

A named executive officer may receive up to 70% of his average pensionable earnings as total pension benefits under the Bell Plan and Defined Benefit Supplementary Executive Retirement Plans. Pensions are payable for life. Surviving spouses receive about 60% of the pension that was payable to the named executive officer.

Named executive officers receive a retirement allowance equal to one year’s base salary when they retire. This is not included in their pensionable earnings.

The table below shows the estimated annual pension benefits for various categories of pensionable earnings and years of pensionable service that would be payable under the Bell Plan and Defined Benefit Supplementary Executive Retirement Plans, assuming that a named executive officer retired on December 31, 2007 at age 65.

These benefits are not subject to any deductions for government benefits or other off set amounts. They are partly indexed every year to increases in the Consumer Price Index, subject to a maximum of 4% per year.

	YEARS OF PENSIONABLE SERVICE
PENSIONABLE EARNINGS [$]	20 YEARS	30 YEARS	40 YEARS
500,000	163,900	245,800	319,400
900,000	299,900	449,800	584,600
1,300,000	435,900	653,800	849,800
1,700,000	571,900	857,800	1,115,000
2,100,000	707,900	1,061,800	1,380,200
2,500,000	843,900	1,265,800	1,645,400
2,900,000	979,900	1,469,800	1,910,600
3,300,000	1,115,900	1,673,800	2,175,800
3,700,000	1,251,900	1,877,800	2,441,000

Defined Contribution Supplementary Executive Retirement Plans

Named executive officers hired on or after January 1, 2005 are eligible to benefits under the Defined Contribution Supplementary Executive Retirement Plan after having served as an officer for at least 5 years. These supplemental arrangements consist in the application of a multiplier to employer’s contributions accumulated in their account under the defined contribution arrangement of the Bell Plan while serving as an officer.

The defined contribution arrangement of the Bell Plan is the sum of:

  Employee contributions: Employee may contribute up to a maximum of 4% of pensionable earnings, subject to the Income Tax Act limit.

  Employer contributions: Employer contributes 4% of pensionable earnings and matches the first 2% of employee contributions, for a maximum of 6%. Any contribution in excess of the Income Tax Act limit is notionally deposited into the account.

Once a named executive officer becomes eligible for benefits under the Defined Contribution Supplementary Executive Retirement Plan, a multiplier varying from 1.25 upon reaching 45 points (age and years of service) to 3.0 with 80 points will apply. A named executive officer may therefore accumulate while an officer (through employer contributions and the related multiplier) up to 18% of his pensionable earnings plus credited investment returns. The board may credit additional years of service, additional Corporation contributions or both, through a special arrangement.

Pensionable earnings include base salary and short-term incentive awards, whether they are paid in cash or deferred share units.

Benefits under the Defined Contribution Supplementary Executive Retirement Plan in excess of the Income Tax Act limit are payable in a lump sum at termination, death or retirement.

Pension Benefits for Named Executive Officers

The number of years of service for calculating total pension benefits at December 31, 2007 was 27.5 years for Mr. Sabia (age 54), 20.3 years for Mr. Vanaselja (age 51) and 10.4 years for Mr. Pichette (age 45).

Mr. Sabia is eligible for Defined Benefit Supplementary Executive Retirement Plan benefits if he retires on or after age 60. If Mr. Sabia’s employment is terminated on or after age 55 but before age 60, his pension will be equal to 40% of his pensionable earnings. In this case, the calculation will be based on the annual average of his best consecutive 60 months of pensionable earnings. If Mr. Sabia’s employment is terminated before age 55 (for any reasons other than for cause) or in the event of a change of control, his pension from age 55 will be calculated as if he was age 55 when he left BCE Inc. Mr. Sabia entered into a written employment agreement with BCE Inc. at the time he was appointed President and Chief Executive Officer in April 2002. Please see Termination and Other Employment Arrangements for more information.

Mr. Vanaselja is eligible for Defined Benefit Supplementary Executive Retirement Plan benefits if he retires on or after age 60. If Mr. Vanaselja’s employment is severed for any reasons other than cause on or after age 51 but before age 55, he will be eligible to a deferred pension at age 55 of at least $325,000. If Mr. Vanaselja’s employment terminates or is severed for any reasons other than cause on or after age 55 but before age 60, his pension will be equal to a percentage of pensionable earnings corresponding to 35% at age 55 plus 3.5% per additional year of age.

Mr. Pichette can retire at age 55 under his Defined Benefit Supplementary Executive Retirement Plan. If Mr. Pichette’s employment terminates on or after age 47 but before age 55, or if his employment is severed for any reasons other than cause between age 45 and 47, he will be eligible for a deferred pension at age 55 according to the Bell Plan with deemed service being credited until age 55 including benefits in excess of the maximum pension prescribed by the Income Tax Act.

Based on current pensionable earnings and service accrual to the earliest eligibility date for a supplementary pension, the estimated annual benefits payable are as follows:

		ESTIMATED
	AGE AT EARLIEST	ANNUAL BENEFIT
EXECUTIVE	ELIGIBILITY DATE	$
Michael J. Sabia	55	935,000
Siim A. Vanaselja	55	325,000
Patrick Pichette	55	355,100

In conjunction with his appointment as President and Chief Operating Officer, Mr. Cope was credited 5 years of service and $180,000 of notional employer contributions, through a special arrangement under his Defined Contribution Supplementary Executive Retirement Plan. The total employer contributions to Mr. Cope’s account accumulated as of December 31, 2007 were $389,863 excluding the impact of the multiplier. At year end, his multiplier was 1.65 based on 53 points (age 46.4, and 7.1 years of service).

Mr. Boisvert is eligible for a Defined Contribution Supplementary Executive Retirement Plan benefits. The total employer contributions to Mr. Boisvert’s account accumulated as of December 31, 2007 were $73,447 excluding the impact of the multiplier. At year end, Mr. Boisvert Defined Contribution Supplementary Executive Retirement Plan benefits were not vested, his multiplier was 1.00 based on 46 points (age 44.9 and 1.4 years of service).

TERMINATION AND OTHER EMPLOYMENT ARRANGEMENTS

We entered into an agreement with Mr. Sabia on April 24, 2002 setting out the terms of his employment. In addition to the total compensation elements and pension arrangements described above, the agreement provides for the following principal terms:

Mr. Sabia will receive payments if:

  he is terminated without cause, including following a change of control, or he resigns for certain reasons, including if there is a major change in his responsibilities, such as being removed as a director of BCE Inc. (other than if required by law), a reduction in his total compensation or specific benefits or perquisites, or for any reason within one year of a change of control. The employment agreement defines a change of control primarily as another party acquiring at least 33 1/3% of BCE Inc.’s voting shares or at least 33 1/3% of its assets.

These payments include:

  base salary and annual short-term incentive award, prorated to the number of complete months expired immediately after the termination a lump-sum payment equal to his base salary plus the target value of the annual short-term incentive award for up to 36 months or the period between the day he is terminated and the day he is eligible to receive his pension at age 65, whichever is less. The current target for the annual short-term incentive award for the Chief Executive Officer is 125% of base salary any other benefits, such as pension, disability, insurance proceeds, stock options or other amounts that may be payable under any other plan or agreement if Mr. Sabia’s employment is terminated.

The above payments are subject to Mr. Sabia’s compliance with the non-competition and non-solicitation provisions of his employment agreement.

If there is a change of control, all of Mr. Sabia’s BCE Inc. stock options as well as awards granted under any replacement plans will vest, whether his employment is terminated or not.

Mr. Sabia’s employment agreement also covers compensation and treatment of immediate vesting of stock options and awards granted under any replacement plans which he shall be entitled to exercise within 120 days of a termination caused by an illness, disability, retirement or death.

Mr. Cope’s employment agreement dated October 18, 2005 with Bell Canada provides for the following terms:

  if his employment is terminated for any reasons other than cause, a severance indemnity equal to his base salary and annual short-term incentive award for a period of 24 months subject to the non-competition provisions of his employment agreement. The award will be based on the average of his awards for the two years preceding his termination a commitment from Mr. Cope to meet his share ownership target prior to his appointment in January 2006 (which he has already met) through the purchase of $3,900,000 worth of BCE Inc. shares which he has agreed to keep while employed by Bell Canada.

Mr. Pichette will receive the following severance payment if his employment is terminated for any reasons other than cause:

   a severance indemnity equal to his base salary and annual short-term incentive award at target for a period of 24 months.

Mr. Boisvert’s employment agreement dated May 23, 2006 provides for the following severance payment if his employment is terminated for any reasons other than cause:

  a severance indemnity equal to his base salary and annual short-term incentive award at target for a period of 18 months.

PERFORMANCE GRAPH

Shareholder Return Performance Graph

The graphs below compare the cumulative annual total return of BCE Inc.’s common shares against the cumulative annual total return of the S&P/TSX Composite Index and the S&P Global 1200 Telecommunications Services Index, assuming an initial investment of $100 and that all subsequent dividends were reinvested. Percentages shown within the graphs represent compounded annual rates of return over the period.

	2002	2003	2004	2005	2006	2007
S&P/TSX Composite	100	127	145	180	211	232
S&P Global 1200 Telecom	100	126	150	142	190	241
BCE Inc.	100	106	111	113	133	175

The graph below compares the one-year total return of BCE Inc.’s common shares against the one-year total return of the S&P/TSX Composite Index and the S&P Global 1200 Telecommunications Services Index, assuming reinvestment of dividends.

BCE Inc.

BCE Inc.’s total return is based on BCE Inc.’s share price on the Toronto Stock Exchange and assumes the reinvestments of dividends.

S&P/TSX Composite Index

With approximately 95% coverage of the Canadian equities market, the S&P/TSX Composite Index is the primary gauge for Canadian-based, Toronto Stock Exchange-listed companies. Such companies include amongst others: BCE Inc., Royal Bank of Canada, Manulife Financial Corporation, EnCana Corporation and Research In Motion Limited.

The S&P/TSX total return data was obtained from Thomson Financial.

S&P Global 1200 Telecommunications Services Index

The S&P Global 1200 Telecommunications Services Index consists of 43 companies worldwide including amongst others: BCE Inc., TELUS Corp., Rogers Communications Inc., the U.S. Regional Bell Operating Companies (AT&T Inc., Verizon Communications Inc., Qwest Communications International Inc.), European Incumbent Local Exchange Carriers (BT Group, Deutsche Telekom AG, France Telecom SA, Telecom Italia SpA, Telefonica S.A.), the U.S. Regional Local Exchange Carriers (Century Telephone, Citizens Communications) and wireless companies (Sprint Nextel Corp., Vodafone Group PLC, China Mobile Ltd., NTT DoCoMo Inc.).

The S&P Global 1200 Telecommunication Services Index’s total return data was obtained from Standard & Poor’s.

SCHEDULE 3 – GLOSSARY

Certain capitalized words and terms used throughout this annual information form are defined below:

Aliant Telecom means Aliant Telecom Inc.;

Arrangement means the plan of arrangement of BCE Inc. under section 192 of the Canada Business Corporations Act giving effect to the Privatization;

BCE 2007 Financial Statements means the BCE Inc. 2007 financial statements on pages 68 to 71 of the Bell Canada Enterprises 2007 Annual Report;

BCE 2007 MD&A means BCE Inc.‘s 2007 management’s discussion and analysis on pages 2 to 65 of the Bell Canada Enterprises 2007 Annual Report;

BCE Special Meeting Proxy Circular means the Notice of Special Shareholder Meeting and Management Proxy Circular of BCE Inc. dated August 7, 2007 in respect of the special meeting of shareholders held on September 21, 2007;

Bell Aliant Income Fund means Bell Aliant Regional Communications Income Fund;

Bell Aliant LP means Bell Aliant Regional Communications, Limited Partnership;

Bell Distribution means Bell Distribution Inc.;

Bell ExpressVu means Bell ExpressVu Limited Partnership;

Bell ICT means Bell Information and Communications Technology Outsourcing Solutions Inc.;

Bell Mobility means Bell Mobility Inc.;

CEP means the Communications, Energy and Paperworkers Union of Canada;

CEPACC means CEP Atlantic Communications Council;

CGI means CGI Group Inc.;

CIBC Mellon means CIBC Mellon Trust Company;

CLEC means competitive local exchange carrier;

Computershare means Computershare Trust Company of Canada;

Connexim means Connexim Inc.;

CTEA means the Canadian Telecommunications Employees’ Association;

DBRS means DBRS Limited;

EBITDA means earnings before interest, taxes, depreciation and amortization of intangible assets;

Expertech means Expertech Network Installation Inc.;

Fitch means Fitch Ratings Ltd.;

ICT means information and communications technology;

IP means Internet Protocol;

IT means information technology;

MNVO means mobile virtual network operator;

Moody’s means Moody’s Investors Service, Inc.;

NorthernTel means NorthernTel, Limited Partnership;

Northwestel means Northwestel Inc.;

Privatization means the acquisition of all of the outstanding common and preferred equity of BCE Inc. by the Purchaser;

Purchaser means 6796508 Canada Inc., an entity controlled by an investor group led by Teachers’ Private Capital, the private investment arm of the Ontario Teachers’ Pension Plan, Providence Equity Partners Inc. and Madison Dearborn Partners, LLC;

S&P means Standard & Poor’s, a division of The McGraw-Hill Companies, Inc.;

SMB means small and medium-sized business;

Strategic Oversight Committee means the strategic oversight committee of the board of directors of BCE Inc., comprised of André Bérard, Thomas C. O’Neill, James A. Pattison and Donna Soble Kaufman (Chair);

Télébec means Télébec, Limited Partnership;

Teleglobe means Teleglobe Inc. and Teleglobe Holdings (U.S.) Corporation;

Telesat means Telesat Canada; and

VarTec means VarTec Telecom, Inc. and VarTec Holding Company.